Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105747
333-105747-01

PROSPECTUS

NEXSTAR FINANCE HOLDINGS, L.L.C.

NEXSTAR FINANCE HOLDINGS, INC.

Offer for all outstanding 11 3/8% Senior Discount Notes due 2013 in aggregate principal amount at maturity of $130,000,000 in exchange for up to $130,000,000 aggregate principal amount at maturity of 11 3/8% Series B Senior Discount Notes due 2013.

Terms of the Exchange Offer

•      Expires 5:00 p.m., New York City time,
August 7, 2003, unless extended.

•      Not subject to any condition other than that the exchange offer not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

•      Nexstar can amend or terminate the exchange offer.

•      Nexstar will exchange all 11 3/8% Senior Discount Notes due 2013 that are validly tendered and not validly withdrawn.

•      We will not receive any proceeds from the exchange offer.

•      The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

•      You may withdraw tendered outstanding 11 3/8% Senior Discount Notes due 2013 any time before the expiration of the exchange offer.

Terms of the Exchange Notes

•      The exchange notes are senior unsecured debt. The exchange notes rank behind all of Nexstar’s existing and future senior secured debt, equally with all of Nexstar’s existing and future senior unsecured debt and ahead of any of Nexstar’s future debt that expressly provides that it is subordinated to the exchange notes.

•      The exchange notes mature on April 1, 2013. We will not pay any cash interest on the exchange notes prior to April 1, 2008. From and after April 1, 2008, the exchange Notes will bear interest, which will be payable semi-annually in cash, at a rate of 11 3/8% per annum on each April 1 and October 1, commencing October 1, 2008.

•      We may redeem the exchange notes at any time on or after April 1, 2008.

•      Prior to April 1, 2006, we may redeem up to 35% of the exchange notes with the net cash proceeds from a qualified equity offering.

•      Upon a change of control, we may be required to offer to repurchase the exchange notes.

•      The terms of the exchange notes are identical to our outstanding 11 3/8% Senior Discount Notes due 2013 except for transfer restrictions and registration rights.

For a discussion of specific risks that you should consider before tendering your outstanding 11 3/8% Senior Discount Notes due 2013 in the exchange offer, see “Risk Factors” beginning on page 11.

There is no public market for our outstanding 11 3/8% Senior Discount Notes due 2013 or the exchange notes. However, you may trade our outstanding 11 3/8% Senior Discount Notes due 2013 in the Private Offerings Resale and Trading through Automatic Linkages, or PORTAL™, market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 7, 2003.

As used in this prospectus and unless the context indicated otherwise, “Notes” refers, collectively, to (a) Nexstar’s 11 3/8% Senior Discount Notes due 2013, also referred to as the “old notes,” and (b) Nexstar’s 11 3/8% Series B Senior Discount Notes due 2013, also referred to as the “exchange notes.”

As used in this prospectus other than the section entitled “Description of Notes” and unless the context indicates otherwise, (1) “Nexstar” refers to Nexstar Finance Holdings, L.L.C. and its consolidated subsidiaries including Nexstar Finance Holdings, Inc.; (2) “Nexstar Finance” refers to Nexstar Finance, L.L.C. and its consolidated subsidiaries including Nexstar Finance, Inc.; (3) “Nexstar Broadcasting Group” refers to Nexstar Broadcasting Group, L.L.C. but not its direct or indirect subsidiaries; (4) “Nexstar Broadcasting” refers to Nexstar Broadcasting Group, L.L.C. and all of Nexstar Broadcasting Group’s direct and indirect subsidiaries, including Nexstar; (5) “Mission” refers to Mission Broadcasting, Inc.; and (6) all references to “we,” “our,” “ours,” and “us” refer, collectively, to Nexstar and Mission. Nexstar has time brokerage, shared services and joint sales agreements relating to the television stations owned by Mission, but does not own any of the equity interests in Mission. For a description of the relationship between Nexstar and Mission, see “Certain Relationships and Related Transactions.”

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of earnings, revenues or other financial items; any statements of our plans, strategies and objectives for our future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” and other similar words. Such forward-looking statements may be contained in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among other places in this prospectus.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus. Nexstar does not intend, and undertakes no obligation, to update any forward-looking statement, whether as a result of new information, future events or otherwise.

CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA

In the context of describing ownership of television stations in a particular market, the term “duopoly” refers to owning or deriving the economic benefit, through local service agreements, or LSAs, including joint sales agreements, time brokerage agreements and shared services agreements, from two or more stations in a particular market. For more information on how we derive economic benefit from a duopoly, see “Business” and “Certain Relationships and Related Transactions.”

There are 210 generally recognized television markets, known as Designated Market Areas, or DMAs, in the United States. DMAs are ranked in size according to various factors based upon actual or potential audience. DMA rankings contained in this prospectus are from the Nielsen Station Index dated November 2002 as estimated by the A.C. Nielsen Company as published in BIA Financial Network—Media Access Pro Television Analysis Database.

Unless the context indicates otherwise: (1) data relating to market rank, television household data and audience share are from The Nielsen Station Index for Sunday to Saturday, 7:00 AM to 1:00 AM dated November 2002; (2) the term “station” or “commercial station” means a television broadcast station and does not include non-commercial television stations, cable program services or networks (for example, CNN, MTV and ESPN) or stations that do not meet the minimum Nielsen reporting standards (for example, weekly cumulative audience share of at least 2.5% for Sunday to Saturday, 7:00 a.m. to 1:00 a.m.); and (3) the term “independent” describes a commercial television station that is not affiliated with the ABC, CBS, NBC, FOX, WB, PAX or UPN television networks.

Reference is made in this prospectus to the following trademarks/tradenames which are owned by the third parties referenced in parentheses: The Simpsons, Divorce Court, M.A.S.H. (20th Century Fox Film Corporation); Seinfeld, The Steve Harvey Show (Columbia Tristar Television Distribution, a unit of Sony Pictures); Judge Judy, Entertainment Tonight, Montel Williams, Frasier, Cheers (Paramount Distribution); Friends (Warner Brothers Domestic Television Distribution, a division of Time Warner Entertainment Co. LP); The Maury Povich Show (Studios USA Television Distribution LLC); That 70’s Show (Carsey Werner Distribution LLC); Home Improvement (Buena Vista Television, Inc.); Everybody Loves Raymond (Eyemark Entertainment); and The Oprah Winfrey Show, Wheel of Fortune, Jeopardy, Hollywood Squares, Dr. Phil (King World Productions, Inc.).

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all the information you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully including the section entitled “Risk Factors” and the financial data and related notes. Unless specified, all financial information in this prospectus is information regarding Nexstar Finance Holdings, L.L.C. and its consolidated subsidiaries (including Nexstar Finance Holdings, Inc.) and Mission. Unless the context indicates otherwise, “on a pro forma basis” or “pro forma” means on the basis set forth under “Nexstar Finance Holdings, L.L.C. Unaudited Pro Forma Condensed Consolidated Financial Statements.” This data has been derived from, and should be read in connection with, our consolidated financial statements and related notes.

NEXSTAR FINANCE HOLDINGS, L.L.C.

Our Business

Nexstar is a television broadcasting company focused exclusively on the acquisition, development and operation of television stations in medium-sized markets in the United States, primarily markets that rank from 50 to 150, as reported by A.C. Nielsen Company. Nexstar currently owns and operates 14 stations and provides management, sales or other services to an additional eight stations. Nexstar will provide services to an additional two stations upon their acquisition by Mission Broadcasting, Inc., or Mission, which is scheduled to occur in June 2003. Over the past four years, Nexstar has doubled the size of its portfolio, having acquired seven and begun providing services to six additional stations. In seven of the 16 markets that we serve, we own or provide services to more than one station. We refer to these markets as duopoly markets. The stations that we operate or provide services to are clustered in the Northeast, Midwest and Southern regions of the United States. These stations are diverse in their network affiliations: 22 have primary affiliation agreements with one of the four major networks—nine with NBC, five with CBS, five with ABC, three with FOX—and the remaining two have agreements with UPN.

We believe that medium-sized markets offer significant advantages over larger markets, primarily due to a lower level of competition. These advantages include more favorable acquisition terms, lower programming costs and generally less sophisticated competitors. Due to fewer well-capitalized acquirers with a medium-sized market focus, prices and terms for acquisitions are typically more attractive. Additionally, because there are generally only two or three other competitive stations in medium-sized markets and the supply of quality programming exceeds the demand, we are able to achieve lower programming costs. Lastly, we are able to compete effectively by attracting station managers with larger market experience who employ sales and marketing techniques not typically utilized in our markets. While medium-sized markets offer many advantages, larger markets generally offer higher total market revenue and capture a greater focus from some national advertisers.

Five stations that Nexstar does not own, but provides services to, are owned by Mission, and Mission has entered into an agreement to purchase an additional two stations to which Nexstar will provide services. Nexstar does not own or control Mission or its television stations. In order for both Nexstar and Mission to continue to comply with FCC regulations, Mission must maintain complete responsibility for and control over programming, finances, personnel and operations of its stations. However, as a result of Nexstar’s guarantee of Mission’s debt and Nexstar’s arrangements under local service agreements and purchase option agreements with Mission described later in this prospectus, Nexstar is deemed, under United States generally accepted accounting principles, or GAAP, to have a controlling financial interest in Mission. As a result of Nexstar’s controlling financial interest in Mission under GAAP and in order to present fairly Nexstar’s financial position, results of operations and cash flows, Nexstar consolidates the financial position, results of operations and cash flows of Mission with Nexstar as if Mission were a wholly-owned entity.

Acquisition Strategy

We selectively pursue acquisitions of television stations in markets ranking from 50 to 150, where we believe we can improve revenue through active management. When considering an acquisition, we evaluate the target’s audience share, revenue share, overall cost structure and proximity to our regional clusters. Additionally, we seek to acquire or enter into local service agreements with stations to create duopoly markets.

The ownership of stations in our target markets is significantly more fragmented than the ownership of stations in the top 50 markets. In addition, the FCC, in response to judicial directives to reevaluate a number of its media ownership rules, initiated an “omnibus” rulemaking proceeding on September 12, 2002. The FCC took action in connection with this proceeding on June 2, 2003 and revised its broadcast ownership media rules. The FCC has not yet released the text of its order adopting these changes, and the proposed rules are not yet effective. We believe that the fragmented station ownership in our target markets, coupled with opportunities that may arise as a result of future regulatory changes, create significant opportunities to expand our portfolio of stations.

Operating Strategy

We seek to generate revenue growth through the following strategies:

•	Develop Leading Local Franchises. Each of the stations that we operate or provide services to seeks to create a highly recognized local brand, primarily through the quality of their local news programming and community involvement.

•	Emphasize Local Sales. We employ a large, high-quality sales force to increase revenue from local advertisers.

•	Operate Duopoly Markets. Duopolies enable us to enhance our revenue share and achieve operating efficiencies.

•	Maintain Strict Cost Controls. We emphasize strict cost controls on programming and operating expenses.

•	Maintain Diverse Network Affiliations. We maintain diverse network affiliations in order to mitigate variances in network audience appeal.

•	Attract and Retain High Quality Management. We use equity incentives to attract and retain station general managers with proven track records in larger television markets.

The benefits achieved through our operating strategies are magnified in our duopoly markets by broadcasting the programming of multiple networks, capitalizing on multiple sales forces and achieving an increased level of operational efficiency. By enhancing operations through active management, we expect revenue from the 13 stations that Nexstar has acquired or begun providing services to in the last four years to grow faster than that of our more mature stations.

Recent Developments

Acquisition of KARK and WDHN.    On December 30, 2002, Nexstar entered into an agreement with Morris Network, Inc. and two of its subsidiaries to purchase the stock of the companies that own KARK, the NBC affiliate in Little Rock, Arkansas, and WDHN, the ABC affiliate in Dothan, Alabama. The purchase price of the stock is $90.0 million and will be partly financed with proceeds of this offering. Pursuant to the terms of the purchase agreement, Nexstar has made a deposit of $40.0 million on the purchase price. Pending the closing of the acquisition, which is scheduled to occur on July 31, 2003, Nexstar is programming most of KARK’s and WDHN’s broadcast time and selling the stations’ advertising time in exchange for the advertising revenue generated by the stations, pursuant to time brokerage agreements with the subsidiaries of Morris Network, Inc.

Acquisition of KRBC and KACB.    On December 13, 2002, Mission entered into an agreement with LIN Television Corporation and two of its subsidiaries to purchase the assets of KRBC, the NBC affiliate in Abilene-Sweetwater, Texas, and KACB, the NBC affiliate in San Angelo, Texas. The purchase price of the assets is $10.0 million and will be financed with borrowings under Mission’s senior credit facility. Pursuant to the terms of the purchase agreement, Mission has made a deposit of $1.5 million on the purchase price. Pending the closing of the acquisition, which is scheduled to occur on June 13, 2003, Mission is providing programming and certain management and operational services to KRBC and KACB in exchange for revenue generated by the stations, pursuant to a local marketing agreement with LIN Television Corporation and its subsidiaries. At the closing, Mission will enter into a shared services agreement with Nexstar, pursuant to which KTAB will provide certain services to KRBC and KACB. Mission has entered into an option agreement with Nexstar, pursuant to which Mission will grant Nexstar an option to acquire the assets and liabilities of the stations.

Acquisition of WBAK.    On May 8, 2003, Mission entered into a time brokerage agreement with Bahakel Communications relating to WBAK and simultaneously entered into a Purchase and Sale Agreement to acquire substantially all of the assets of WBAK, the Fox affiliate in Terre Haute, Indiana, for $3.0 million. Operations under the time brokerage agreement commenced on May 9, 2003. Pursuant to the terms of the time brokerage agreement, Mission made a down payment of $1.5 million against the purchase price, which was funded from Mission’s senior credit facilities. Additionally, Mission entered into a shared services agreement with Nexstar, effective May 9, 2003, whereby Nexstar-owned WTWO will provide certain services to WBAK including production, technical maintenance and security, among other services. Mission also entered into a joint sales agreement, effective May 9, 2003, whereby Nexstar-owned WTWO will purchase all the advertising time on WBAK and retain the advertising revenue in return for payments to Mission of $0.1 million per month, subject to adjustment to assure that each payment equals Mission’s actual operating costs plus $10.0 thousand per month.

Senior Credit Facilities.    On February 13, 2003, Nexstar Finance and Mission each entered into new senior secured credit facilities with a group of commercial banks and institutions, which replaced the senior credit facilities that Nexstar Finance and Mission had entered into on January 12, 2001. The terms of the credit agreement governing the Nexstar Finance facilities provide for a revolving credit facility in the amount of $50.0 million and a term loan facility in the amount of $130.0 million. The terms of the credit agreement governing the Mission facilities provide for a revolving credit facility in the amount of $30.0 million and a term loan facility in the amount of $55.0 million.

Address and Telephone Number

Nexstar’s principal executive offices are located at 909 Lake Carolyn Parkway, Suite 1450, Irving, Texas 75039, and Nexstar’s telephone number is (972) 373-8800. Our website address is www.nexstar.tv. The information on our website is not part of this prospectus.

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus contains specific terms of this exchange offer and of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this entire prospectus and the documents we have referred you to.

The Exchange Offer

Securities Offered

Up to $130,000,000 aggregate principal amount at maturity of 11 3/8% Series B Senior Discount Notes due 2013. The terms of the exchange notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

The Exchange Offer

Nexstar is offering to exchange the old notes for a like principal amount at maturity of exchange notes. Old notes may be exchanged only in integral principal at maturity multiples of $1,000. This exchange offer is being made pursuant to a registration rights agreement dated March 27, 2003, which granted the initial purchasers and any subsequent holders of the old notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the old notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

Expiration Date; Withdrawal of Tender

Nexstar’s exchange offer will expire 5:00 p.m. New York City time, on August 7, 2003, or a later time if we choose to extend this exchange offer. You may withdraw your tender of old notes at any time prior to the expiration date. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged. Any old notes not accepted by us for exchange for any reason will be returned to you at Nexstar’s expense as promptly as possible after the expiration or termination of the exchange offer.

Resales	Nexstar believes that you can offer for resale, resell and otherwise transfer the exchange notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you acquire the exchange notes in the ordinary course of business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

•	you are not an “affiliate” of Nexstar, as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Nexstar does not assume or indemnify you against this liability.

Each broker-dealer acquiring exchange notes issued for its own account in exchange for old notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any exchange notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the exchange notes issued in the exchange offer.

Conditions to the Exchange Offer

Nexstar’s obligation to accept for exchange, or to issue the exchange notes in exchange for, any old notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Notes Held in the Form of Book-Entry Interests

The old notes were issued as global securities and were deposited upon issuance with The Bank of New York. The Bank of New York issued certificateless depositary interests in those outstanding old notes, which represent a 100% interest in those old notes, to The Depository Trust Company.

Beneficial interests in the outstanding old notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the old notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding old notes:

•	through a computer-generated message transmitted by The Depository Trust Company’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

•	by sending a properly completed and signed letter of transmittal, which accompanies this prospectus, and other documents required by the letter of transmittal, or a facsimile of the letter of transmittal and other required documents, to the exchange agent at the address on the cover page of the letter of transmittal;

And either:

•	a timely confirmation of book-entry transfer of your outstanding old notes into the exchange agent’s account at The Depository Trust Company, under the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Book Entry Transfers” must be received by the exchange agent on or before the expiration date; or

•	the documents necessary for compliance with the guaranteed delivery described in “The Exchange Offer—Guaranteed Delivery Procedures” must be received by the exchange agent.

Procedures for Tendering Notes held in the Form of Registered Notes

If you hold registered old notes, you must tender your registered old notes by sending a properly completed and signed letter of transmittal, together with other documents required by the exchange agent, and your certificates, to the exchange agent, in accordance with the procedures described in this prospectus under the heading “The Exchange Offer—Procedures for Tendering Old Notes.”

United States Federal Income Tax Considerations

The exchange offer should not result in any income, gain or loss to the holders of old notes or to us for United States Federal Income Tax Purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	Nexstar will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

The proceeds from the offering of the old notes will be used to fund acquisitions of television stations and pay related fees and expenses.

Exchange Agent	The Bank of New York is serving as the exchange agent for the exchange offer.

Shelf Registration Statement	In limited circumstances, holders of old notes may require Nexstar to register their old notes under a shelf registration statement.

The Exchange Notes

Co-Issuers	Nexstar Finance Holdings, L.L.C.

Nexstar Finance Holdings, Inc.

Securities Offered	Up to $130,000,000 principal amount of 11 3/8% Senior Discount Notes due 2013.

Yield and Interest

The old notes were sold at a substantial discount from their principal amount at maturity and Nexstar will not pay any cash interest on the Notes prior to April 1, 2008. From and after April 1, 2008, the Notes will bear interest, which will be payable semi-annually in cash, at a rate of 11 3/8% per annum on each April 1 and October 1, commencing October 1, 2008.

Maturity	April 1, 2013

Ranking	The Notes are senior unsecured obligations. Accordingly, they will rank:

•	behind all of Nexstar’s existing and future senior secured debt;

•	equally with all of Nexstar’s existing and future unsecured senior debt; and

•	ahead of any of Nexstar’s future debt that expressly provides that it is subordinated to the Notes.

Additionally, the Notes will be effectively subordinated to all indebtedness and other liabilities of Nexstar’s subsidiaries. As of March 31, 2003, the Notes were effectively structurally subordinated to approximately $186.7 million of debt of its subsidiaries, excluding Nexstar Finance’s guarantee of a $3.0 million loan for a related party. See “Certain Relationships and Related Transactions.” As of March 31, 2003, there were $78.3 million of unused commitments under our senior credit facilities.

Optional Redemption	On or after April 1, 2008, Nexstar may redeem some or all of the Notes at any time at the redemption prices listed under “Description of the Notes—Optional Redemption.”

Prior to April 1, 2006, Nexstar may redeem up to 35% of the Notes with the net cash proceeds from a qualified equity offering, at the redemption price listed under “Description of the Notes—Optional Redemption.”

Mandatory Redemption

On April 1, 2008, Nexstar is required to redeem a principal amount of Notes outstanding on that date sufficient to ensure that the Notes will not be “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986.

Mandatory Offer to Repurchase

If Nexstar sells certain assets or experiences specific kinds of changes of control, Nexstar must offer to repurchase the Notes at the prices listed under “Description of the Notes—Repurchase at the Option of Holders.”

Certain Covenants	The indenture governing the Notes will, among other things, restrict Nexstar’s ability and the ability of Nexstar’s restricted subsidiaries and Mission to:

•	incur or guarantee additional indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	transfer or sell assets;

•	incur liens or enter into any sale/leaseback transactions; and

•	consolidate, merge or transfer all or substantially all of our assets.

For more details, see “Description of the Notes.”

You should refer to the section “Risk Factors” for an explanation of certain risks that you should consider before trading your outstanding old notes for exchange.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL DATA

In the table below, we provide you with summary historical and pro forma condensed consolidated financial data, as of the dates and periods indicated. The summary historical consolidated financial data set forth below is derived from the financial statements included elsewhere herein. The unaudited pro forma statement of operations data, cash flow data and other financial data for the year ended December 31, 2002 give effect to the financing transactions described under “Prospectus Summary—Recent Developments” and the offering of the Notes as if each transaction had occurred on January 1, 2002. The pro forma condensed consolidated financial data for December 31, 2002 combines the Statement of Operations of Nexstar and the Statement of Operations for the year ended September 30, 2002 of KARK and WDHN. The pro forma condensed consolidated financial data for December 31, 2002 does not include (a) the acquisitions of KRBC and KACB, which are not significant to Nexstar (b) the results of operations in the fourth quarter of calendar year 2002 of KARK and WDHN which are greater than the corresponding period in the prior year due to election coverage and (c) anticipated synergies.

The pro forma condensed consolidated financial data do not purport to represent what our results of operations or financial position actually would have been if our acquisition of KARK and WDHN had occurred as of January 1, 2002 or what our results of operations or financial position will be for future periods. The following financial data should be read together with “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes appearing elsewhere in this prospectus. As described elsewhere in this prospectus, as a result of our controlling financial interest in Mission under GAAP and in order to present fairly our financial position, results of operations and cash flows, we consolidate the financial position, results of operations and cash flows of Mission with Nexstar as if Mission were a wholly-owned entity.

	Historical			Pro forma
	Year Ended December 31,			Year Ended December 31,	Three Months Ended March 31,
	2000	2001	2002	2002	2002	2003
				(Unaudited)	(Unaudited)

	(dollars in thousands)
Statement of Operations Data:
Net broadcast revenue(1)	$107,085	$99,054	$123,137	$140,621	$25,940	$27,473
Trade and barter revenue	10,382	11,675	10,702	11,536	2,382	3,156

Total net revenue	117,467	110,729	133,839	152,157	28,322	30,629
Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization, shown separately below)	29,269	31,332	35,147	40,634	8,501	10,337
Selling, general and administrative expenses (exclusive of depreciation and amortization, shown separately below)	28,790	28,180	35,823	43,844	8,534	9,187
Amortization of broadcast rights	16,905	17,344	14,776	14,776	3,584	3,832
Depreciation and amortization	23,933	33,811	26,657	31,655	6,407	6,561

Income from operations	18,570	62	21,436	21,248	1,296	712
Interest expense	20,170	40,295	38,941	50,496	9,577	15,096
Interest income, including amortization of debt financing costs	(309)	(316)	(150)	(150)	(34)	(69)
Other expenses (income), net	259	519	2,356	2,356	(1,001)	(231)

Loss before income taxes and cumulative effect of change in accounting principle	(1,550)	(40,436)	(19,711)	(31,454)	(7,246)	(14,084)
Income tax benefit (expense) .	(1,091)	951	334	3,635	(203)	(111)

Loss before cumulative effect of change in accounting principle	(2,641)	(39,485)	(19,377)	(27,819)	(7,449)	(14,195)

Cumulative effect of change in accounting principle, net of tax	—	—	(27,419)	—	(27,419)	—

Net loss	$(2,641)	$(39,485)	$(46,796)	$(27,819)	$(34,868)	$(14,195)

Balance Sheet Data (end of period):
Cash and cash equivalents .	$2,750	$5,802	$19,879	$47,662	$14,072	$101,915
Net intangible assets and goodwill . .	221,704	313,280	281,695	394,939	281,973	278,618
Total assets . .	319,499	426,354	401,318	551,169	395,819	516,390
Total debt(2)	253,556	304,655	320,017	444,521	308,026	445,750
Total member’s interest	32,690	82,679	38,202	38,202	47,363	22,487
Working capital	5,144	17,961	29,118	59,132	17,402	105,753

Cash Flow Data:
Net cash provided by (used in)
Operating activities	$16,555	$1,969	$20,567	$24,880	$9,772	$7,998
Investing activities	(50,882)	(120,115)	(17,555)	(110,129)	(2,377)	(42,173)
Financing activities	34,088	121,198	11,065	127,093	875	116,211

Other Financial Data:
Capital expenditures, net	$5,595	$5,590	$7,685	$10,307	$2,377	$2,205
Cash payments for broadcast licenses obligations	8,426	8,001	7,628	7,628	2,020	1,911
Ratio of earnings to fixed charges(3)	—	—	—	—	—	—

(1)	Net broadcast revenue is defined as revenue net of agency and national representative commissions, excluding trade and barter revenue.
(2)	Excludes Nexstar’s guarantee of a $3.0 million loan for a related party and includes capital leases.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax loss from continuing operations and fixed charges. Fixed charges consist of interest expense (net) and the portion of the operating rental expense which management believes is representative of the interest component of rental expense. Historical earnings were deficient in covering fixed charges by $11,666, $12,310, $1,550, $40,436 and $19,711 during the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and $7,246 and $14,084 during the three months ended March 31, 2002 and 2003, respectively.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the following risk factors and warnings, before deciding whether to exchange your old notes for the exchange notes to be issued in this exchange offer. Except for the first two risk factors described below, these risk factors apply to both the old notes and the exchange notes.

Risks Related To The Offering

You may have difficulty selling the old notes that you do not exchange, since outstanding old notes will continue to have restrictions on transfer and cannot be sold without registration under securities laws or exemptions from registration.

If a large number of outstanding old notes are exchanged for exchange notes issued in the exchange offer, it may be difficult for holders of outstanding old notes that are not exchanged in the exchange offer to sell their old notes, since those old notes may not be offered or sold unless they are registered or there are exemptions from registration requirements under the Securities Act or state laws that apply to them. In addition, if there are only a small number of old notes outstanding, there may not be a very liquid market in those old notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market. See “The Exchange Offer—You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Notes.”

In addition, if you do not tender your outstanding old notes or if Nexstar does not accept some outstanding old notes, those old notes will continue to be subject to the transfer and exchange provisions of the indenture and the existing transfer restrictions of the old notes that are described in the legend on the old notes and in the prospectus relating to the old notes.

Resale Restrictions—If you exchange your old notes, you may not be able to resell the exchange notes you receive in the exchange offer without registering them and delivering a prospectus.

You may not be able to resell exchange notes you receive in the exchange offer without registering those exchange notes or delivering a prospectus. Based on interpretations by the Commission in no-action letters, we believe, with respect to exchange notes issued in the exchange offer, that:

1.	holders who are not “affiliates” of Nexstar within the meaning of Rule 405 of the Securities Act;

2.	holders who acquire their exchange notes in the ordinary course of business; and

3.	holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities Act) of the exchange notes;

do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

Holders described in the preceding sentence must tell Nexstar in writing at Nexstar’s request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the Commission in no-action letters, and would have to register the exchange notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of exchange notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding exchange notes in market-making activities or other trading activities and must deliver a prospectus when they resell the exchange notes they acquire in the exchange offer in order not to be deemed an underwriter.

You should review the more detailed discussion in “The Exchange Offer—Procedures for Tendering Old Notes and Consequences of Exchanging Outstanding Old Notes.

Substantial Leverage—Our substantial indebtedness could adversely affect our financial position and prevent us from fulfilling our obligations under the Notes.

We have a significant amount of indebtedness.

As of March 31, 2003
Actual
(Unaudited)

(dollars in thousands)
Total indebtedness(1)	$445,750
Member’s interest	22,487

Total capitalization	$468,237

Debt to total capitalization ratio	95.2%

(1)	Excludes Nexstar Finance’s guarantee of a $3.0 million loan for a related party. At March 31, 2003, there was $78.4 million of unused commitments under our senior credit facilities.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	limit our ability to borrow additional funds or obtain additional financing in the future;

•	limit our ability to pursue acquisition opportunities;

•	expose us to greater interest rate risk since the interest rate on borrowings under our senior credit facilities is variable;

•	limit our flexibility to plan for and react to changes in our business and our industry; and

•	impair our ability to withstand a general downturn in our business and place us at a disadvantage compared to our competitors that are less leveraged.

In addition, our high level of debt requires us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes. The following table sets forth, as of March 31, 2003, the approximate aggregate amount of principal scheduled to mature for the periods referenced.

	Total	2003	2004- 2005	2006- 2007	Thereafter
	(dollars in thousands)
Nexstar senior credit facilities	$130,000	$—	$2,600	$2,600	$124,800
Mission senior credit facilities	56,650	—	1,100	1,100	54,450
12% senior subordinated notes due 2008	160,000	—	—	—	160,000
16% senior discount notes due 2009	36,988	—	—	—	36,988
11 3/8% senior discount notes due 2013	130,000	—	—	—	130,000

We could also incur additional debt in the future. The terms of our senior credit facilities, as well as the indentures governing our publicly-held notes, limit, but do not prohibit us from incurring substantial amounts of additional debt. To the extent we incur additional debt, we would become even more susceptible to the leverage-related risks described above.

Any of the above listed factors could materially adversely affect us. See “Description of the Notes—Repurchase at Option of Holders—Change of Control” and “Description of Other Indebtedness.”

Ability to Service Debt—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to pay the principal of and interest on the Notes, to service our other debt and to finance indebtedness when necessary depends on our financial and operating performance, each of which is subject to prevailing economic conditions and to financial, business, legislative and regulatory factors as well as other factors beyond our control.

We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations, including the Notes. If we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. In addition, the ability to borrow funds under our senior credit facilities in the future will depend on our meeting the financial covenants in the agreements governing these facilities, including a minimum interest coverage test and a maximum leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our senior credit facilities, in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before maturity. However, we cannot assure you that any alternative strategies will be feasible at the time or prove adequate. Also, some alternative strategies will require the consent of our lenders before we engage in those strategies. See “Description of the Notes” and “Description of Other Indebtedness.”

Structural Subordination—The Notes are obligations of a holding company that has no operations and depends on its subsidiaries for cash.

As a holding company, Nexstar will not hold any assets other than our investments in and advances to our operating subsidiaries. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. The cash that our subsidiaries generate from their operations and their borrowings is the only source of the cash from which we can pay current interest on the Notes and our other obligations and repay the principal amount of these obligations, including the Notes.

Nexstar’s subsidiaries’ ability to pay dividends or make other payments or advances to Nexstar will depend upon their operating results and will be subject to applicable laws and contractual restrictions. Nexstar’s senior credit facilities will permit Nexstar’s subsidiaries to distribute cash to Nexstar to pay interest on the Notes, but only so long as they are not in default under our senior credit facilities. The indenture governing Nexstar Finance’s senior subordinated notes restricts the ability of our subsidiaries to distribute cash to us. The Notes are structurally subordinated to the Senior Subordinated Notes. We may be required to refinance Nexstar Finance’s Senior Subordinated Notes to allow Nexstar Finance to distribute cash to us to allow us to make payments including mandatory redemption payments on the Notes and our existing Senior Discount Notes. We can not be certain that we will be able to refinance Nexstar Finance’s Senior Subordinated Notes on acceptable terms. Additionally, the Notes are effectively subordinated to all indebtedness and other liabilities of Nexstar’s subsidiaries. As of March 31, 2003, the Notes were effectively structurally subordinated to approximately $341.6 million of debt of its subsidiaries, excluding Nexstar Finance’s guarantee of a $3.0 million loan for a related party.

Original Issue Discount—You will be required to include original issue discount in your gross income for federal income tax purposes.

The old notes were sold at a substantial discount from their principal amount at maturity. As a result, the exchange notes will be considered issued with original issue discount for federal income tax purposes. Consequently, a holder of exchange notes will have income for tax purposes arising from such original issue discount prior to the receipt of cash in respect of such income. See “Certain U.S. Federal Income Tax Considerations.”

If a bankruptcy case is commenced by or against Nexstar under the United States Bankruptcy Code, the claim of a holder of any of the Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of:

•	The initial offering price allocable to the Notes;

•	That portion of the original issue discount which is not deemed to constitute “unmatured interest” for purposes of the Bankruptcy Code; and

•	Any original issue discount that was not amortized as of any such bankruptcy filing would constitute “unmatured interest.”

Lack of Security—Your right to receive payment on the Notes is subject to all of Nexstar’s senior secured debt.

The Notes are general unsecured obligations, equal in right of payment to all existing and future secured senior debt of Nexstar, including obligations under our senior credit facilities. The Notes are not secured by any of Nexstar’s assets, and as such are effectively subordinated to any secured debt that Nexstar may have now or may incur in the future to the extent of the value of the assets securing that debt.

As of March 31, 2003, Nexstar’s subsidiaries had $186.7 million of outstanding senior secured debt and there was $78.3 million of unused commitments under our senior credit facilities. In addition, the Indentures governing the Notes, the indentures governing Nexstar Finance’s senior subordinated notes and Nexstar’s outstanding senior discount notes and the credit agreements governing our senior credit facilities permit, subject to specified limitations, the incurrence of additional debt, some or all of which may be secured. See “Description of the Notes—Certain Covenants” and “Description of Other Indebtedness.”

Possible Additional Borrowings—Despite current indebtedness levels, we may still be able to incur more debt. This could further exacerbate the risks associated with substantial leverage.

We may be able to incur additional indebtedness in the future. The terms of the Indenture governing the Notes, the indentures governing Nexstar Finance’s senior subordinated notes and Nexstar’s 16% senior discount notes due 2009 and the terms of the credit agreements governing our senior credit facilities do not fully prohibit us from doing so. As of March 31, 2003, there was $78.3 million of unused commitments under our senior credit facilities. All of the borrowings under our credit facilities are secured by substantially all of our existing assets and therefore are effectively senior to the Notes to the extent of these assets. The addition of new debt to our current debt levels could increase the leverage-related risks described above. See “Description of the Notes” and “Description of Other Indebtedness.”

Restrictive Covenants—The Indenture for the Notes, the indentures governing Nexstar Finance’s senior subordinated notes and Nexstar’s 16% senior discount notes due 2009 and the credit agreements governing our senior credit facilities contain various covenants that limit our management’s discretion in the operation of Nexstar’s business.

The Indenture governing the Notes, the indentures governing Nexstar Finance’s senior subordinated notes and Nexstar’s 16% senior discount notes due 2009 and the credit agreements governing our senior credit facilities contain various provisions that limit our management’s discretion by restricting our ability to:

•	incur additional debt and issue preferred stock;

•	pay dividends and make other distributions;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets; and

•	enter into certain transactions with affiliates.

These restrictions on our management’s ability to operate our business in accordance with its discretion could have a material adverse effect on our business.

In addition, our senior credit facilities require us to meet certain financial ratios in order to draw funds.

If we default under any financing agreements, our lenders could:

•	elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or

•	terminate their commitments, if any, to make further extensions of credit.

If we are unable to pay our obligations to our senior secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them. The collateral under our senior credit facilities consists of substantially all of our existing assets. In addition, a breach of certain of these restrictions or covenants, or an acceleration by our senior secured lenders of our obligations to them, would cause a default under the Notes, Nexstar Finance’s senior subordinated notes and Nexstar’s outstanding senior discount notes. We may not have, or be able to obtain, sufficient funds to make accelerated payments, including payments on the Notes, or to repay the Notes in full after we pay our senior secured lenders to the extent of their collateral. See “Description of Other Indebtedness” and “Description of the Notes.”

No Prior Market for the Notes—If an active trading market does not develop for the Notes, you may not be able to resell them.

There is no public market for the Notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all.

We do not intend to apply for listing of the Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation, or Nasdaq, system. We expect that the Notes will be eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages, or Portal, market. Although the initial purchasers of the old notes have informed us that they currently intend to make a market in the exchange notes, the initial purchasers have no obligation to do so and may discontinue making a market at any time without notice.

The liquidity of any market for the Notes will depend upon the number of holders of the Notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the Notes and other factors. A liquid trading market may not develop for the Notes.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. We cannot assure you that the market for the Notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the Notes.

Financing Change of Control Offer—We may be unable to finance a change of control offer.

If a change of control occurs, you will have the right to require Nexstar to repurchase any or all of your Notes at a price equal to 101% of the principal amount at maturity (or, if prior to April 1, 2008, accreted value) thereof, together with any interest Nexstar owes you. Upon a change of control, Nexstar also may be required immediately to repay the outstanding principal, any accrued or accreted interest on and any other amounts owed by us under our senior credit facilities and any other indebtedness or preferred stock then outstanding. We cannot assure you that we would be able to repay amounts outstanding under our senior credit facilities or obtain necessary consents under our senior credit facilities to purchase the Notes. Any requirement to offer to purchase any outstanding Notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance this indebtedness, the financing may be on terms unfavorable to us. If Nexstar fails to repurchase the Notes tendered for purchase upon the occurrence of a change of control, the failure will be an event of default under the Indenture governing the Notes. In addition, the change of control covenant contained in the Indenture governing the Notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction.

Risk Factors Related to Our Company

Mission may make decisions regarding the operation of its stations that could reduce the amount of cash we receive under our local service agreements.

Mission is 100% owned by an independent third party. Mission owns the following television stations: WYOU, WFXP, KJTL, KJBO-LP and KODE. Mission has entered into an agreement to purchase television stations KRBC, KACB and WBAK. We have entered into various local service agreements with Mission pursuant to which we provide services to the Mission stations. Pursuant to each of the local service agreements, or LSAs, entered into with Mission, Nexstar receives substantially all of the available cash, after payment of debt service costs, generated by the Mission stations and guarantees all of Mission’s debt, which debt has been incurred primarily in connection with the acquisition of the stations owned by Mission. In addition, the owner of Mission has granted to Nexstar purchase options with respect to each Mission station, which purchase options were amended as of October 18, 2002. Pursuant to the terms of the purchase options, Nexstar has the option to acquire the assets and liabilities of each station for consideration equal to the greater of (1) seven times the station’s broadcast cash flow as defined in the option agreement less the amount of its indebtedness as defined in the option agreement or (2) the amount of its indebtedness. As a result of these arrangements, we consolidate the results of operations and financial position of the Mission stations with our results of operations and financial position in our consolidated financial statements. Nexstar has evaluated the impact of accounting for Mission under Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51,” and has determined that Nexstar will be required to continue consolidating Mission’s financial position with Nexstar. However, while Nexstar is deemed to have a controlling financial interest in Mission under GAAP, Mission still owns and controls each Mission station. In order for our arrangements with Mission under the LSAs to comply with FCC rules, Mission must maintain complete responsibility for and control over the programming, finances, personnel and operations of its stations. Because we do not own or control Mission or its stations, the individual who owns Mission can make decisions with which we disagree and which could reduce the cash flow generated by these stations and, as a consequence, the amounts we receive under our LSAs with Mission. For instance, Nexstar may disagree with Mission’s programming decisions, which programming may prove unpopular and/or may generate less advertising revenue. Furthermore, subject to Mission’s agreement with its lenders, the owner of Mission could choose to pay himself a dividend.

The revenue generated by stations we operate or provide services to could decline substantially if they fail to maintain or renew their network affiliation agreements on favorable terms, or at all.

Due to the quality of the programming provided by the networks, stations that are affiliated with a network generally have higher ratings than unaffiliated independent stations in the same market. As a result, it is important for stations to maintain their network affiliations. Each of the stations we operate or provide services to has a network affiliation agreement—nine stations have primary affiliation agreements with NBC, five with CBS, five with ABC, three with FOX and two with UPN. Each of NBC, CBS and ABC generally provides affiliated stations with up to 22 hours of prime time programming per week, while each of FOX and UPN provides affiliated stations with up to 15 hours of prime time programming per week. In return, affiliated stations broadcast the respective network’s commercials during the prime time programming. Under the affiliation agreements with NBC, CBS and ABC, affiliated stations also receive cash compensation from these networks.

Twenty-three of the network affiliation agreements of the stations that we operate or provide services to are scheduled to expire at various times beginning in December 2004 through December 2010. The other network affiliation agreement can be terminated upon 30 days prior written notice by the network. Network affiliation agreements are also subject to earlier termination by the networks under limited circumstances. For more information regarding these network affiliation agreements see “Business—Network Affiliations.”

The loss of the services of Nexstar’s chief executive officer could disrupt the management of our business and impair the execution of our business strategies.

We believe that our success depends upon our ability to retain the services of Perry A. Sook, Nexstar’s founder and President and Chief Executive Officer. Mr. Sook has been instrumental in determining Nexstar’s strategic direction and focus. The loss of Mr. Sook’s services could adversely affect Nexstar’s ability to manage effectively its overall operations and successfully execute current or future business strategies.

Our growth may be limited if we are unable to implement our acquisition strategy.

We intend to accelerate our growth by selectively pursuing acquisitions of television stations. The television broadcast industry is undergoing consolidation, which may reduce the number of acquisition targets and increase the purchase price of future acquisitions. Some of our competitors may have greater financial or management resources with which to pursue acquisition targets. Therefore, even if we are successful in identifying attractive acquisition targets, we may face considerable competition and our acquisition strategy may not be successful.

FCC rules and policies may also make it more difficult for us to acquire or enter into local service agreements with additional television stations. Television station acquisitions are subject to the approval of the FCC and, potentially, other regulatory authorities. The need for FCC and other regulatory approvals could restrict our ability to consummate future transactions if, for example, the FCC or other government agencies believe that a proposed transaction would result in excessive concentration in a market, even if the proposed combinations may otherwise comply with FCC ownership limitations.

In addition, future acquisitions pose certain risks, such as increasing leverage and debt service requirements and integrating company policies, systems and cultures. We may not be able to successfully implement effective cost controls, increase advertising revenue or increase audience share with respect to any acquired station. In addition, our future acquisitions may result in our assuming unexpected liabilities and may result in the diversion of our management’s attention from the operation of our business. The occurrence of any of these events could have a material adverse effect on our operating results, particularly during the period immediately following any acquisition.

If we are unable to manage effectively our rapid growth, our operating results will suffer.

We have experienced rapid growth. Since the beginning of 1999, we have more than doubled the number of stations that we operate or to which we provide services. We will continue to actively pursue additional acquisition opportunities. Our growth has placed, and our anticipated growth will continue to place, a significant strain on our management resources. To manage effectively our growth and address the increased reporting requirements and administrative demands that will result from this offering, we will need, among other things, to further develop our financial and management controls and management information systems. We will also need to identify, attract and retain highly skilled finance and management personnel. Failure to do any of these tasks in an efficient and timely manner could seriously harm our business.

FCC actions may restrict our ability to create duopolies under local service agreements, which would harm our existing operations and impair our acquisition strategy.

We have created duopolies in some of our markets by entering into what we refer to in this prospectus as local service agreements, or LSAs. While these agreements take varying forms, a typical local service agreement is an agreement between two separately-owned television stations serving the same market, whereby the owner of one station provides operational assistance to the other station, subject to ultimate editorial and other controls being exercised by the latter station’s owner. By operating or entering into local service agreements with more than one station in a market, we achieve significant operational efficiencies, broaden our audience reach and enhance our ability to capture more advertising spending in a given market.

While all of our existing local service agreements comply with FCC rules and policies, we cannot assure you that the FCC will continue to permit local service agreements as a means of creating duopoly-type opportunities, or that the FCC will not challenge Nexstar’s existing arrangements with Mission or Sinclair Broadcast Group, Inc. in the future. If the FCC, on its own initiative or in response to a third party complaint, were to challenge Nexstar’s existing arrangements with Mission or Sinclair and determine that such arrangements violate the FCC’s rules or policies, Nexstar may be required to terminate such arrangements and we could be subject to sanctions, fines and/or other penalties.

The interests of Nexstar’s principal equityholder, ABRY, in other media may limit our ability to acquire television stations in particular markets, restricting our ability to execute our acquisition strategy.

The number of television stations we may acquire in any market is limited by FCC rules and may vary depending upon whether the interests in other television stations or other media properties of persons affiliated with us are attributable under FCC rules. The broadcast or other media interests of our officers, directors and stockholders with 5% or greater voting power are generally attributable under the FCC’s rules, which may limit us from acquiring or owning television stations in particular markets while those officers, directors or stockholders are associated with us. In addition, the holder of otherwise non-attributable equity and/or debt in a licensee in excess of 33% of the total debt and equity of the licensee will be attributable where the holder is either a major program supplier to that licensee or the holder has an attributable interest in another broadcast station or daily newspaper in the same market.

ABRY, Nexstar’s principal equityholder, is one of the largest private equity firms specializing in media and broadcasting investments. ABRY beneficially owns approximately 80.8% of the outstanding equity interests of Nexstar Broadcasting Group, Nexstar’s ultimate parent. As a result of ABRY’s interest in Nexstar, Nexstar could be prevented from acquiring broadcast companies in markets where ABRY has an attributable interest in television stations or other media, which could impair Nexstar’s ability to execute Nexstar’s acquisition strategy. ABRY and its affiliates may from time to time identify, pursue and consummate additional acquisitions of television stations or other broadcast related businesses that may be complementary to Nexstar’s business and therefore such acquisition opportunities may also not be available to Nexstar.

Risks Related to Our Industry

Our operating results are dependent on advertising revenue and as a result, we may be more vulnerable to economic downturns and other factors beyond our control than businesses not dependent on advertising.

We derive our revenue primarily from the sale of advertising time. Our ability to sell advertising time depends on numerous factors that may be beyond our control, including:

•	the health of the economy in the local markets where our stations are located and in the nation as a whole;

•	the popularity of our programming;

•	fluctuations in pricing for local and national advertising;

•	the activities of our competitors, including increased competition from other forms of advertising-based media, particularly newspapers, cable television, Internet and radio;

•	the decreased demand for political advertising in non-election years; and

•	changes in the makeup of the population in the areas where our stations are located.

Because businesses generally reduce their advertising budgets during economic recessions or downturns, our reliance on advertising revenue makes our operating results particularly susceptible to prevailing economic conditions. In general, advertising revenue declined substantially in 2001 due in large part to the economic recession and the terrorist attack on September 11, 2001. We cannot assure you that our programming will attract sufficient targeted viewership or that we will achieve favorable ratings. Our ratings depend partly upon unpredictable and volatile factors beyond our control, such as viewer preferences, competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our programming not to gain popularity or to decline in popularity, which could cause our advertising revenue to decline. In addition, we and the programming providers upon which we rely may not be able to anticipate, and effectively react to, shifts in viewer tastes and interests in our markets.

Because a high percentage of our operating expenses are fixed, a relatively small decrease in advertising revenue could have a significant negative impact on our financial results.

Our business is characterized generally by high fixed costs, primarily for debt service, broadcast rights, operating leases and personnel. Other than commissions paid to our sales staff and outside sales agencies, our expenses do not vary significantly with the increase or decrease in advertising revenue. As a result, a relatively small change in advertising prices could have a disproportionate effect on our financial results. Accordingly, a minor shortfall in expected revenue could have a significant negative impact on our financial results.

Foreign hostilities and further terrorist attacks may affect our revenues and results of operations.

We may experience a loss of advertising revenue and incur additional broadcasting expenses in the event the United States of America engages in foreign hostilities or in the event there is a terrorist attack against the United States of America. A significant news event like a war or terrorist attack will likely result in the preemption of regularly scheduled programming by network news coverage of the event. As a result, advertising may not be aired and the revenue for such advertising may be lost unless the broadcasting station is able to run the advertising at agreed-upon times in the future. There can be no assurance that advertisers will agree to run such advertising in future time periods or that space will be available for such advertising. We cannot predict the duration of such preemption of local programming if it occurs. In addition, our broadcasting stations may incur additional expenses as a result of expanded news coverage of the local impact of a war or terrorist attack. The loss of revenue and increased expenses could negatively affect our results of operations.

The industry-wide mandatory conversion to digital television will require us to make significant capital expenditures for which we might not see a return on our investment.

The FCC required all commercial television stations in the United States to start broadcasting in digital format by May 1, 2002 unless the FCC granted an extension. Stations may broadcast both analog and digital signals until December 31, 2006, when they must abandon the analog format, provided that 85% of households within the relevant DMA have the capability to receive a digital signal. The digital transmissions may initially be low-power, but full-power transmission will be required by a date to be established by the FCC.

It will be expensive to convert from the current analog format to digital format. Our current estimate is that this conversion will require an average initial capital expenditure of approximately $0.2 million per station for low-power transmission of digital signal programming and an average additional capital expenditure of approximately $0.7 million per station to modify the transmitter for full-power digital signal transmission. We may have to undertake capital expenditures for some of our stations to modify our tower structures and to purchase studio and production equipment that can support digital format. The transition to digital television, or DTV, eventually will require consumers to purchase new televisions that are capable of receiving and displaying DTV signals, or adapters to receive DTV signals and convert them to analog signals for display on their existing receivers. Currently, very few households have either a digital television or an adapter. It is possible that most households will never make the switch to digital television. Such households would not be able to view our stations’ signals over-the-air if and when the FCC requires us to cease broadcasting analog signals. If this happens our investment in upgrading our stations to broadcast digitally will have been largely wasted with respect to such households.

In addition, digital technology could expose us to additional competition since digital technology allows broadcasting of multiple channels within the additional allocated spectrum, compared to only one channel today using analog technology. We do not know now what effect this will have on the competitive landscape in our industry.

If we are unable to meet our extended deadline for DTV broadcasting, we may be subject to FCC sanction.

FCC regulations require that, absent an extension, all commercial television stations had to begin broadcasting with DTV transmission systems no later than May 1, 2002. Six Nexstar stations and one Mission station began digital operations by March 31, 2003, and Nexstar received an extension until June 20, 2003 with respect to its other stations. Mission has received an extension until July 7, 2003 for KODE and KJTL. The FCC recently enacted a graduated set of sanctions for television broadcasters who fail to meet the DTV deadline and fail to receive an extension of time. These sanctions range—depending on how long it takes a station to complete DTV construction—from requiring broadcasters to submit their plans to complete DTV construction to the FCC, to rescinding broadcasters’ DTV authorizations and requiring them to surrender their analog licenses at the end of the DTV transition.

Federal satellite legislation could adversely affect our broadcast business by increasing competition within our markets.

The Satellite Home Viewer Improvement Act of 1999 could have an adverse effect on our stations’ audience shares and advertising revenue. This legislation allows satellite carriers to provide, under certain circumstances, the signals of distant stations with the same network affiliations as our stations to more television viewers in our markets than would have been permitted under previous law. The availability of another station with the same network affiliation as ours in our markets could negatively affect our audience share and, therefore, our revenue and earnings. In addition the legislation allows satellite carriers to provide local television signals by satellite within a station’s market so long as they carry all local stations in that market. To date, satellite carriers are not offering the carriage of any of our local stations; however, we have received notice that DirecTV and EchoStar intend to begin service in the Wilkes Barre-Scranton and Rochester markets in the near future.

Intense competition in the television industry could limit our growth and impair our ability to become profitable.

As a television broadcasting company, we face a significant level of competition, both directly and indirectly. Generally, we compete for our audience against all the other leisure activities in which one could choose to engage rather than watch television. Specifically, our stations compete for audience share, programming and advertising revenue with other television stations in their respective markets and with other advertising media, including newspapers, radio stations, cable television and the Internet.

The entertainment industry, and particularly the television industry, is highly competitive and is undergoing a period of consolidation. Many of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do. The markets in which we operate are also in a constant state of change arising from, among other things, technological improvements and economic and regulatory developments. Technological innovation and the resulting proliferation of television entertainment, such as cable television, wireless cable, satellite-to-home distribution services, pay-per-view and home video and entertainment systems, have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to increased competition. We may not be able to compete effectively or adjust our business plans to meet changing market conditions. We are unable to predict what forms of competition will develop in the future, the extent of that competition or its possible effects on our businesses.

In addition, on February 19, 2002, the U.S. Court of Appeals for the D.C. Circuit directed the FCC to repeal in its entirety the local television/cable cross-ownership rule, which prohibits any cable television system from carrying the signal of any television broadcast station with a predicted service area that overlaps, in whole or in part, the cable system’s service area, if the cable system (or any of its attributable principals) has an attributable interest in the television station. As a result of such repeal, cable systems and co-located television stations now may be commonly-owned. This means that the operator of a cable system that carries one of our stations could become the owner of a competing station in the market.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Outstanding Exchange Notes

On March 27, 2003, Nexstar sold the old notes to Banc of America Securities LLC and Bear, Stearns & Co. Inc. When Nexstar sold the old notes, Nexstar entered into a registration rights agreement with Banc of America Securities LLC and Bear, Stearns & Co. Inc. The registration rights agreement requires that Nexstar register the old notes sold on March 27, 2003 with the Commission and offer to exchange the new registered exchange notes for the outstanding old notes.

Nexstar will accept any validly tendered old notes that you do not withdraw before 5:00 p.m., New York City time, on the expiration date. Nexstar will issue $1,000 of principal amount at maturity of exchange notes in exchange for each $1,000 principal amount at maturity of your outstanding old notes. You may tender some or all of your old notes in the exchange offer.

The form and terms of the exchange notes are the same as the form and terms of the outstanding old notes except that:

(1)  the exchange notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

(2)  the exchange notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding old notes; and

(3)  interest on the exchange notes will accrue from the last interest date on which interest was paid on your old notes.

Outstanding old notes that Nexstar accepts for exchange will not accrue interest after Nexstar completes the exchange offer.

The exchange offer will expire at 5:00 p.m., New York City time, on August 7, 2003, unless Nexstar extends it. If Nexstar extends the exchange offer, Nexstar will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Nexstar reserves the right, in its sole discretion:

(1)  to extend the exchange offer;

(2)  to delay accepting your old notes;

(3)  to terminate the exchange offer and not accept any old notes for exchange if any of the conditions have not been satisfied; or

(4)  to amend the exchange offer in any manner.

Nexstar will promptly give oral or written notice of any extension, delay, non-acceptance, termination or amendment. Nexstar will also file a post-effective amendment with the Commission if Nexstar amends the terms of the exchange offer.

If Nexstar extends the exchange offer, old notes that you have previously tendered will still be subject to the exchange offer and Nexstar may accept them. Nexstar will promptly return your old notes if Nexstar does not accept them for exchange for any reason without expense to you after the exchange offer expires or terminates.

Procedures for Tendering Old Notes

Only you may tender your old notes in the exchange offer.

To tender your old notes in the exchange offer, you must:

(1)  complete, sign and date the letter of transmittal which accompanied this prospectus, or a copy of it;

(2)  have the signature on the letter of transmittal guaranteed if required by the letter of transmittal; and

(3)  mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent;

OR

if you tender your notes under The Depository Trust Company’s book-entry transfer procedures, transmit an agent’s message to the exchange agent on or before the expiration date.

In addition, either:

(1)  the exchange agent must receive certificates for outstanding old notes and the letter of  transmittal; or

(2)  the exchange agent must receive a timely confirmation of a book-entry transfer of your old notes into the exchange agent’s account at The Depository Trust Company, along with the agent’s message; or

(3)  you must comply with the guaranteed delivery procedures described below.

An agent’s message is a computer-generated message transmitted by The Depository Trust Company through its Automated Tender Offer Program to the exchange agent.

To tender your old notes effectively, you must make sure that the exchange agent receives a letter of transmittal and other required documents before the expiration date.

When you tender your outstanding old notes and Nexstar accepts them, the tender will be a binding agreement between you and Nexstar in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery of outstanding old notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. Nexstar recommends that you use an overnight or hand delivery service instead of mail. If you do deliver by mail, Nexstar recommends that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow enough time to make sure your documents reach the exchange agent before the expiration date. Do not send a letter of transmittal or notes directly to Nexstar. You may request your brokers, dealers, commercial banks, trust companies, or nominees to make the exchange on your behalf.

Unless you are a registered holder who requests that the exchange notes to be mailed to you and issued in your name, or unless you are an eligible institution, you must have your signature guaranteed on a letter of transmittal or a notice of withdrawal by an eligible institution. An eligible institution is a firm which is a financial institution that is a member of a registered national securities exchange or a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

If the person who signs the letter of transmittal and tenders the old notes is not the registered holder of the old notes, the registered holder must endorse the old notes or sign a written instrument of transfer or exchange that is included with the old notes, with the registered holder’s signature guaranteed by an eligible institution. Nexstar will decide whether the endorsement or transfer instrument is satisfactory.

Nexstar will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered old notes, and our determination will be final and binding on you. Nexstar reserves the absolute right to:

(1)  reject any and all tenders of any particular note not properly tendered;

(2)  refuse to accept any old note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)  waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date. This includes the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

Nexstar’s interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of old notes as Nexstar will determine. Neither Nexstar, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of old notes.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of outstanding old notes, the outstanding old notes must be endorsed or accompanied by powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding old notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or power of attorney on your behalf, those persons must indicate their capacity when signing, and submit satisfactory evidence to Nexstar with the letter of transmittal demonstrating their authority to act on your behalf.

To participate in the exchange offer, Nexstar requires that you represent to Nexstar that:

(1)  you or any other person acquiring exchange notes for your outstanding old notes in the exchange offer is acquiring them in the ordinary course of business;

(2)  neither you nor any other person acquiring exchange notes in exchange for your outstanding old notes is engaging in or intends to engage in a distribution of the exchange notes issued in the exchange offer;

(3)  neither you nor any other person acquiring exchange notes in exchange for your outstanding old notes has an arrangement or understanding with any person to participate in the distribution of exchange notes issued in the exchange offer;

(4)  neither you nor any other person acquiring exchange notes in exchange for your outstanding old notes is our “affiliate” as defined under Rule 405 of the Securities Act; and

(5)  if you or another person acquiring exchange notes for your outstanding old notes is a broker-dealer, you will receive exchange notes for your own account, you acquired exchange notes as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes.

Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the exchange notes issued in the exchange offer.

If you are Nexstar’s “affiliate,” as defined under Rule 405 of the Securities Act, you are a broker-dealer who acquired your outstanding old notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of exchange notes acquired in the exchange offer, you or that person:

(1)  may not rely on the applicable interpretations of the staff of the Commission; and

(2)  must comply with the registration and prospectus delivery requirements of the Securities Act when reselling the exchange notes.

Acceptance of Outstanding Old Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Nexstar will accept validly tendered old notes when the conditions to the exchange offer have been satisfied or we have waived them. Nexstar will have accepted your validly tendered old notes when Nexstar has given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If Nexstar does not accept any tendered old notes for exchange because of an invalid tender or other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder. If a holder has tendered old notes by book-entry transfer, Nexstar will credit the notes to an account maintained with The Depository Trust Company. We will return certificates or credit the account at The Depository Trust Company as promptly as practicable after the exchange offer terminates or expires.

Book-Entry Transfers

The exchange agent will make a request to establish an account at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in The Depository Trust Company’s systems must make book-entry delivery of outstanding old notes by causing The Depository Trust Company to transfer those outstanding old notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s Automated Tender Offer Procedures. The participant should transmit its acceptance to The Depository Trust Company on or before the expiration date or comply with the guaranteed delivery procedures described below. The Depository Trust Company will verify acceptance, execute a book-entry transfer of the tendered outstanding old notes into the exchange agent’s account at The Depository Trust Company and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that The Depository Trust Company has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that Nexstar may enforce the letter of transmittal against the participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at The Depository Trust Company. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

(1)  be transmitted to and received by the exchange agent at the address listed below under  “Exchange Agent” on or before the expiration date; or

(2)  the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

If you are a registered holder of outstanding old notes who desires to tender old notes but your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if:

(1)  you tender the old notes through an eligible institution;

(2)  before the expiration date, the exchange agent received from the eligible institution a notice of guaranteed delivery in the form we have provided. The notice of guaranteed delivery will state the name and address of the holder of the old notes being tendered and the amount of old notes being tendered, that the tender is being made and guarantee that within five New York Stock Exchange trading days after the notice of guaranteed delivery is signed, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)  the certificates for all physically tendered outstanding old notes, in proper form for transfer, or a book-entry confirmation, together with a properly completed and signed letter of transmittal with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must make sure that, before 5:00 p.m., New York City time, on the expiration date, the exchange agent receives a written notice of withdrawal at one of the addresses below or, if you are a participant of The Depository Trust Company, an electronic message using The Depository Trust Company’s Automated Tender Offer Program.

A notice of withdrawal must:

(1)  specify the name of the person that tendered the old notes to be withdrawn;

(2)  identify the old notes to be withdrawn, including the principal amount at maturity of the old notes;

(3)  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or be accompanied by documents of transfer; and

(4)  if you have transmitted certificates for outstanding old notes, specify the name in which the old notes are registered, if different from that of the withdrawing holder, and identify the serial numbers of the certificates.

If you have tendered old notes under the book-entry transfer procedure, your notice of withdrawal must also specify the name and number of an account at The Depository Trust Company to which your withdrawn old notes can be credited.

Nexstar will decide all questions as to the validity, form and eligibility of the notices and Nexstar’s determination will be final and binding on all parties. Any tendered old notes that you withdraw will be not be considered to have been validly tendered. Nexstar will return any outstanding old notes that have been tendered but not exchanged, or credit them to The Depository Trust Company account, as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described above before the expiration date.

Conditions to the Exchange Offer

Nexstar is not required to accept for exchange, or to issue exchange notes in exchange for, any outstanding old notes. Nexstar may terminate or amend the exchange offer, if at any time before the acceptance of outstanding notes:

(1)  any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2)  if any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

(3)  there is a change in the current interpretation by the staff of the Commission which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus, as discussed above.

These conditions are for Nexstar’s sole benefit and Nexstar may assert or waive them at any time and for any reason. However, the exchange offer will remain open for at least five business days following any waiver of the preceding conditions. Nexstar’s failure to exercise any of the foregoing rights will not be a waiver of Nexstar’s rights.

Exchange Agent

You should direct all signed letters of transmittal to the exchange agent, The Bank of New York. You should direct questions, requests for assistance, and requests for additional copies of this prospectus, the letter of transmittal and the notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail or Overnight Courier:

The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street, 7 East New York, New York 10286

By Hand Delivery:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street, Lobby Window

New York, New York

By Facsimile:

(212) 298-1915

Confirm by telephone:

(212) 815-5098

Delivery or fax of the letter of transmittal to an address or number other than those above is not a valid delivery of the letter of transmittal.

Fees and Expenses

Nexstar will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

Nexstar will pay the estimated cash expenses connected with the exchange offer. We estimate that these expenses will be approximately $300,000.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the existing old notes, as reflected in Nexstar’s accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

Transfer Taxes

If you tender outstanding old notes for exchange, you will not be obligated to pay any transfer taxes. However, if you instruct Nexstar to register exchange notes in the name of, or request that your old notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Exchange Notes

If you do not tender your outstanding old notes, you will not have any further registration rights, except for the rights described in the registration rights agreements and described above, and your old notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your old notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture provides for if we do not complete the exchange offer.

Holders of the exchange notes issued in the exchange offer and old notes that are not tendered in the exchange offer will vote together as a single class under the indenture governing the Notes.

Consequences of Exchanging Outstanding Old Notes

If you make the representations that Nexstar discusses above, Nexstar believes that you may offer, sell or otherwise transfer the exchange notes to another party without registration of your notes or delivery of a prospectus.

Nexstar bases its belief on interpretations by the staff of the Commission in no-action letters issued to third parties. If you cannot make these representations, you cannot rely on this interpretation by the Commission’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the old notes. A broker-dealer that receives exchange notes for its own account in exchange for its outstanding old notes must acknowledge that it acquired as a result of market making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers who can make these representations may use this exchange offer prospectus, as supplemented or amended, in connection with resales of exchange notes issued in the exchange offer.

However, because the Commission has not issued a no-action letter in connection with this exchange offer, Nexstar cannot be sure that the staff of the Commission would make a similar determination regarding the exchange offer as it has made in similar circumstances.

Shelf Registration

The registration rights agreement also requires that Nexstar file a shelf registration statement if:

(1)  Nexstar cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law;

(2)  law or Commission policy prohibits a holder from participating in the exchange offer;

(3)  a holder cannot resell the exchange notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4)  a holder is a broker-dealer and holds notes acquired directly from Nexstar or one of Nexstar’s affiliates.

Nexstar will also register the exchange notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. Nexstar does not intend to register exchange notes in any jurisdiction unless a holder requests that we do so.

Old notes will be subject to restrictions on transfer until:

(1)  a person other than a broker-dealer has exchanged the old notes in the exchange offer;

(2)  a broker-dealer has exchanged the old notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

(3)  the old notes are sold under an effective shelf registration statement that we have filed; or

(4)  the old notes are sold to the public under Rule 144 of the Securities Act.

USE OF PROCEEDS

The old notes were sold to the initial purchasers on March 27, 2003. The net proceeds from the offering of the old notes were approximately $72.5 million (after deducting fees and expenses). Nexstar will use the proceeds from the offering of the old notes to fund acquisitions of television stations.

Nexstar will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, Nexstar will receive existing old notes in equal principal amount at maturity, the terms of which are the same in all material respects to the exchange notes. The old notes surrendered in exchange for the exchange notes will be retired or cancelled and not reissued. Accordingly, the issuance of the exchange notes will not result in any increase or decrease in our debt.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2003 on an actual basis and on a pro forma basis after giving effect to the acquisition of KARK and WDHN. You should read this table in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2003
	Actual	Pro forma
	(in thousands)
Cash and cash equivalents	$101,915	$51,915

Debt:
Senior credit facilities	186,650	186,650
Senior subordinated notes, net of discount	154,937	154,937
16% Senior discount notes, net of discount	25,522	25,522
11 3/8% Senior discount notes, net of discount	74,745	74,745
SFAS No. 133 adjustment	3,896	3,896

Total debt(1)	445,750	445,750
Member’s interest:
Member’s interest	22,487	22,487
Total capitalization	$468,237	$468,237

(1)	Excludes Nexstar’s guarantee of a $3.0 million loan for a related party.

NEXSTAR FINANCE HOLDINGS, L.L.C.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The tables on the following pages have been prepared by Nexstar and are based on the historical financial statements of Nexstar as of and for the year ended December 31, 2002 and United Broadcasting Corporation, KARK-TV, Inc. and Morris Network of Alabama, Inc. (“KARK/WDHN”) as of and for the year ended September 30, 2002 and the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed consolidated statement of operations data, cash flow data and other financial data for the year ended December 31, 2002 give effect to the KARK and WDHN acquisitions and financing transactions described under “Prospectus Summary—Recent Developments” and the offering of the Notes as if each transaction occurred on January 1, 2002. The unaudited pro forma balance sheet data effect to the KARK and WDHN acquistions and financing transactions described under “Prospectus Summary—Recent Developments” and the offering of the Notes as if each transaction had occurred on December 31, 2002. See “Use of Proceeds”.

The pro forma combined consolidated financial data do not purport to represent what our results of operations or financial position actually would have been if the acquisitions and financing transactions had occurred as of the date indicated or what our results of operations or financial position will be for future periods. See “Use of Proceeds.” The pro forma condensed consolidated financial data for December 31, 2002 combines the Statement of Operations of Nexstar and the Statement of Operations for the year ended September 30, 2002 of KARK and WDHN. The pro forma condensed consolidated financial data for December 31, 2002 does not include (a) the acquisitions of KRBC and KACB, (b) the result of operation in the fourth quarter of calendar year 2002 of KARK and WDHN, which are greater than the corresponding period in the prior year due to election coverage and (c) anticipated synergies.

Until the closing of the acquisition by Nexstar, KARK/WDHN will continue to operate as wholly owned subsidiaries of Morris Network, Inc., a wholly owned subsidiary of Morris Multimedia, Inc. The historical carve-out financial data presented on the following pages reflect periods during which KARK/WDHN did not operate as an independent company and, accordingly, certain allocations were made in preparing such carve-out financial data may not reflect the results of operations or the financial condition which would have resulted if KARK/WDHN had operated as a separate independent company, and are not necessarily indicative of the future results of operations or financial position of KARK/WDHN.

NEXSTAR FINANCE HOLDINGS, L.L.C.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	Nexstar(1) as of December 31, 2002	KARK/ WDHN(2) as of September 30, 2002	Pro Forma Adjustments		Unaudited Pro Forma Nexstar
Current Assets
Cash and cash equivalents	$19,879	$32	$25,000	(4c)
			(40,000	)(3b)
			24,829	(4d)
			(4,603	)(4e)
			74,675	(4a)
			(2,200	)(4b)
			(49,950	)(3c)	$47,662
Accounts receivable, net	26,065	3,304	—		29,369
Current portion of broadcast rights	10,357	353	—		10,710
Other current assets	1,048	177	—		1,225

Total current assets	57,349	3,866	27,751		88,966
Property and equipment, net	54,612	4,740			59,352
Broadcast rights	3,392	300			3,692
Intangible assets, net	281,695	23,548	82,893	(3f)
			2,200	(4b)
			4,603	(4e)	394,939

Other assets	4,270		(50	)(3a)	4,220

Total assets	$401,318	$32,454	$117,397		$551,169

Current Liabilities
Accounts payable and accrued expenses	$9,624	$1,225	$—		$10,849
Current portion of broadcast rights payable	10,581	378	—		10,959
Current portion of senior credit facility	2,567	—	—		2,567
Other current liabilities	5,459	—	—		5,459
Payable to the Parent	—	18,239	(18,239	)(3e)	—

Total current liabilities	28,231	19,842	(18,239)		29,834
Senior credit facilities	134,089	—	25,000	(4c)
			24,829	(4d)	183,918

Senior subordinated notes	158,854	—	—		158,854
Senior discount notes	24,507	—	—		24,507
New Senior discount notes	—	—	74,675	(4a)	74,675
Broadcast rights payable	3,732	300	—		4,032
Other liabilities	13,703	3,597	19,847	(3g)	37,147

Total liabilities	363,116	23,739	126,112		512,967
Member’s interest
Contributed capital	153,324	26	(26	)(3d)	153,324
Retained earnings (accumulated deficit)	(115,122)	8,689	(8,689	)(3d)	(115,122)
Accumulated other comprehensive loss	—	—	—		—

Total member’s interest	38,202	8,715	(8,715)		38,202

Total liabilities and member’s interest	$401,318	$32,454	$117,397		$551,169

See notes to unaudited pro forma condensed consolidated balance sheet.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2002

(1)	Represents the consolidated balance sheet of Nexstar Finance Holdings, L.L.C., at December 31, 2002.
(2)	Represents the combined balance sheet of United Broadcasting Corporation and subsidiary KARK-TV, Inc. and Morris Network of Alabama, Inc., at September 30, 2002. (WDHN).
(3)	To record the effect of Nexstar’s probable acquisition of KARK/WDHN and the related financing as if it had occurred on January 1, 2002.
(a)	Cash deposit paid to seller		$50
(b)	Cash paid on January 31, 2003		40,000
(c)	Cash to be paid at closing		49,950

	Total purchase price		$90,000

(d)	Historical net book value		$8,715
(e)	Eliminate net liabilities not assumed (1)		(18,239)

	Historical book value of net assets and liabilities acquired		$26,954
(f)	Estimated value of intangible assets in excess of historical net book value
	Goodwill (indefinite life)	$58,441
	FCC license (indefinite life)	17,000
	Network affiliation (estimated useful life of 15 years)	29,000
	Other intangibles (average estimated useful life of 1 year)	2,000

	Estimated value of intangible assets	106,441
	Estimated historical value of intangible assets	(23,548)

	Estimated value of intangible assets in excess of historical net book value		82,893
(g)	Estimated deferred tax liability		(19,847)

	Fair value of KARK/WDHN		$90,000

(4a)	To record proceeds relating to the offering	$74,675
(4b)	To pay fees relating to the offering	$2,200
(4c)	To record additional borrowings under the senior credit facilities	$25,000
(4d)	To record proceeds from the new senior credit facilities	$24,829
(4e)	To pay fees relating to the new senior credit facilities	$4,603

(1)	Net liabilities not assumed are the intercompany liabilities relating to KARK/WDHN

NEXSTAR FINANCE HOLDINGS, L.L.C.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

	Nexstar (1)	KARK/WDHN (2)	Pro Forma Adjustments		Unaudited Pro Forma Nexstar
Statement of Operations Data:
Net broadcast revenue	$123,137	$17,484	$—		$140,621
Trade and barter revenue	10,702	834	—		11,536

Total net revenue	133,839	18,318	—		152,157
Operating costs and expenses
Direct operating expenses	35,147	5,487	—		40,634
Management fees	—	3,112			3,112
Selling, general and administrative	35,823	4,909	—		40,732
Amortization of program rights	14,776	—	—		14,776
Depreciation and amortization	26,657	2,018	2,980	(3)	31,655

Income from operations	21,436	2,792	(2,980)		21,248
Interest expense	38,941	—	1,250	(4)
			1,241	(5)
			9,064	(6)	50,496
Interest income	(150)	—	—		(150)
Other expense	2,356	—	—		2,356

Income (loss) before provision (benefit) for income taxes	(19,711)	2,792	(14,535)		(31,454)
(Provision) benefit for income taxes	334	(1,365)	4,666	(7)	3,635

Income (loss) before cumulative effect of change in accounting principle	$(19,377)	$1,427	$(9,869)		$(27,819)

See notes to unaudited pro forma condensed consolidated statement of operations.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

(1)	Includes the audited consolidated statement of operations of Nexstar Finance Holdings, L.L.C. for the year ended ended December 31, 2002

(2)	Includes the combined income statement of United Broadcasting Corporation, KARK-TV, Inc. and Morris Network of Alabama, Inc., for the year ended September 30, 2002.

(3)	To record adjustment to amortization due to the estimated valuation of acquired intangible assets
	Goodwill	$—
	FCC license	—
	Network affiliation	1,933
	Other intangibles	2,000

	Pro forma amortization	$3,933
	Historical amortization	(953)
	Pro forma adjustment	$2,980

(4)	To record interest expense relating to Nexstar’s purchase of KARK/WDHN for $90,000 which was financed partly in the amount of $25,000 through Nexstar’s senior credit facility (assuming a rate of 5%)(1)	$1,250

	(1) If the assumed rate on the senior credit facilities increased by 0.125% total pro forma interest expense would increase by $31.

(5)	To record interest expense relating to an additional borrowing of $24,829 under the new senior credit facilities (assuming a rate of 5%)(1)	$1,241

	(1) If the assumed rate on the senior credit facilities increased by 0.125% total pro forma interest expense would increase by $31.

(6)	To record the pro forma interest expense relating to the offering of the senior discount notes (assuming rate of 12.138%)	$9,064

(7)	To record an income tax adjustment of $4,666 required to effect a pro forma income tax benefit based on Nexstar Finance Holdings, L.L.C.’s historical tax provision using historical amounts and the direct tax effect of the pro forma transactions.	$4,666

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been derived from our audited consolidated financial statements. The selected historical financial and other data presented below for the three month periods ended March 31, 2002 and 2003 has been derived from the unaudited financial statements of Nexstar contained elsewhere in this prospectus, which in the opinion of management reflect all adjustments necessary to present fairly the financial position and results of operations for the periods presented. The results for the three-month period ended March 31, 2003 are not necessarily indicative of results that may be expected for the entire year or for any future period. You should read the following financial data in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
						(Unaudited)
	(dollars in thousands)

Statement of Operations Data:

Net broadcast revenue (1)	$56,005	$78,489	$107,085	$99,054	$123,137	$25,940	$27,473

Trade and barter revenue	6,606	8,470	10,382	11,675	10,702	2,382	3,156

Total net revenue	62,611	86,959	117,467	110,729	133,839	28,322	30,629

Operating expenses:

Direct operating expenses (exclusive of depreciation and amortization shown separately below).	16,960	23,760	29,269	31,332	35,147	8,501	10,337

Selling, general and administrative expenses (exclusive of depreciation and amortization shown separately below)	15,514	23,645	28,790	28,180	35,823	8,534	9,187

Amortization of broadcast rights	8,972	13,580	16,905	17,344	14,776	3,584	3,832

Depreciation and amortization.	21,254	20,466	23,933	33,811	26,657	6,407	6,561

Income (loss) from operations.	(89)	5,508	18,570	62	21,436	1,296	712

Interest expense	11,588	17,830	20,170	40,295	38,941	9,577	15,096

Interest income	(136)	(261)	(309)	(316)	(150)	(34)	(69)

Other expenses (income), net	125	249	259	519	2,356	(1,001)	(231)

Loss before income taxes and cumulative effect of change in accounting principle	(11,666)	(12,310)	(1,550)	(40,436)	(19,711)	(7,246)	(14,084)

Income tax benefit (expense)	(98)	(654)	(1,091)	951	334	(203)	(111)

Loss before cumulative effect of change in accounting principle	(11,764)	(12,964)	(2,641)	(39,485)	(19,377)	(7,449)	(14,195)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(27,419)	(27,419)	—

Net loss	$(11,764)	$(12,964)	$(2,641)	$(39,485)	$(46,796)	$(34,868)	$(14,195)

Balance Sheet Data (end of period):

Cash and cash equivalents	$1,964	$2,989	$2,750	$5,802	$19,879	$14,072	$101,915

Net intangible assets and goodwill	146,640	200,415	221,704	313,280	281,695	281,973	278,618

Total assets	209,610	288,514	319,499	426,354	401,318	395,819	516,390

Total debt (2)	140,545	203,531	253,556	304,655	320,017	308,026	445,750

Total member’s interest	45,470	35,471	32,690	82,679	38,202	47,363	22,487

Working capital (deficit)	4,843	(9,754)	5,144	17,961	29,118	17,402	105,753

Cash Flow Data:

Net cash provided by (used in):

Operating activities	$6,188	$9,707	$16,555	$1,969	$20,567

Investing activities	(167,565)	(89,000)	(50,882)	(120,115)	(17,555)	$9,772	$7,998

Financing activities	161,112	80,318	34,088	121,198	11,065	(2,377)	(42,173)

Other Financial Data:						875	116,211

Capital expenditures, net	$5,495	$6,621	$5,595	$5,590	$7,685	$2,377	$2,205

Cash payments for broadcast licenses obligations	4,464	6,916	8,426	8,001	7,628	2,020	1,911

Ratio of earnings to fixed charges (3)	—	—	—	—	—	—	—

See notes to selected historical consolidated financial data

NOTES TO THE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(1)	Net broadcast revenue is defined as revenue net of agency and national representative commissions, excluding trade and barter revenue.

(2)	Excludes Nexstar’s guarantee of a $3.0 million loan for a related party and includes capital leases.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax loss from continuing operations and fixed charges. Fixed charges consist of interest expense (net) and the portion of the operating rental expense which management believes is representative of the interest component of rental expense. Historical earnings were deficient in covering fixed charges by $11,666, $12,310, $1,550, $40,436 and $19,711 during the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and $7,246 and $14,084 during the three months ended March 31, 2002 and 2003, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections or expectations of earnings, revenues, financial performance, liquidity and capital resources or other financial items; any assumptions or projections about the television broadcastings industry, any statements of our plans, strategies and objectives for our future operations; performance, liquidity and capital resources or other financial items; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar words.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ from this projection or assumption in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements are subject to change and inherent risks and uncertainties discussed elsewhere in this prospectus and in our filings with the Securities and Exchange Commission. The forward-looking statements made in this prospectus are made only as of the date hereof and we do not have or undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances unless otherwise required by law.

We make references throughout our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to comparisons on a “same station basis”, in order to provide a more meaningful comparison of annual growth from internal operations which may be masked by growth from acquisitions. These comparisons refer to stations that we have owned or provided services to at the beginning and end of a particular period. In particular, references to a comparison on a same station basis for the year ended December 31, 2002 versus the year ended December 31, 2001 include the following stations: WYOU, KQTV, WTWO, WBRE, KFDX, KSNF, KBTV, WJET, WFXP, WROC, KJTL, KJBO-LP, KTAB, KMID, KTAL, WCIA and WMBD. References to a comparison on a same station basis for the year ended December 31, 2001 versus the year ended December 31, 2000 include the following stations: WYOU, KQTV, WTWO, WBRE, KFDX, KSNF, KBTV, WJET, WFXP, WROC, KJTL, KJBO-LP and KTAB. References to a comparison on a same station basis for the three months ended March 31, 2003 versus the three months ended March 31, 2002 include the following stations: WYOU, KQTV, WTWO, WBRE, KFDX, KSNF, KBTV, WJET, WFXP, WROC, KJTL, KJBO-LP, KTAB, KMID, KTAL, WCIA, WMBD, WYZZ and KODE.

Introduction

Nexstar owns and operates, through its subsidiaries, 14 television stations. Through various local service agreements with Mission Broadcasting, Inc. (“Mission”), Nexstar provides various management, sales or other services to additional television stations. Mission is 100% owned by an independent third party. Mission owns and operates the following television stations: WYOU, WFXP, KODE, KJTL and KJBO-LP. Nexstar does not own Mission or its television stations. In order for both Nexstar and Mission to continue to comply with FCC regulations, Mission must maintain complete responsibility for and control over programming, finances, personnel and operations of its stations. However, as a result of the guarantee by Nexstar Finance, L.L.C. (“Nexstar Finance”) of Mission’s debt and our arrangements under the local service agreements and purchase option agreements with Mission, we are deemed under U.S. generally accepted accounting principles (“U.S. GAAP”) to have a controlling financial interest in Mission. Additionally, Nexstar has evaluated the impact of accounting for Mission under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN No. 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” and have determined that Nexstar will be required to continue consolidating Mission’s financial statements under GAAP.

Nexstar’s ability to receive cash from Mission is governed by the following local service agreements:

•	Nexstar has a time brokerage agreement with WFXP, which allows Nexstar to program most of the station’s broadcast time, sell the station’s advertising time and retain the advertising revenue generated by WFXP in exchange for monthly payments to Mission;

•	Nexstar has a shared services agreement with KJTL and KJBO-LP, which allows the sharing of services, including news production, technical maintenance and security, in exchange for Nexstar’s right to receive certain payments from Mission as described in the shared services agreement. These payments have had the effect of Nexstar receiving substantially all of the available cash, after payment of debt service costs, generated by KJTL and KJBO-LP. Nexstar anticipates that the payments required by the shared service agreement with KJTL and KJBO-LP will continue to have the effect of us receiving substantially all of the available cash, after payment of debt service costs, generated by KJTL and KJBO-LP. Through a joint sales agreement, Nexstar has also acquired the rights to sell and receive the revenue from the advertising time on KJTL and KJBO-LP in return for monthly payments to Mission;

•	Nexstar has shared service agreements with each of WYOU and KODE, which have terms substantially similar to the terms of the shared services agreement with KJTL and KJBO-LP.

In addition to providing certain services to Mission’s television stations, Nexstar Finance also guarantees Mission’s bank debt. Similarly, Mission is a guarantor of the senior credit facilities entered into and the senior subordinated notes issued by Nexstar Finance.

        The shareholder of Mission has granted to Nexstar a purchase option to acquire the assets and liabilities of each Mission station for consideration equal to the greater of (1) seven times the station’s broadcast cash flow as defined in the option agreement less the amount of its indebtedness as defined in the option agreement or (2) the amount of its indebtedness. These option agreements are freely exercisable or assignable by Nexstar without consent or approval by the shareholder of Mission.

Nexstar does not own Mission or Mission’s television stations. However, as a result of Nexstar Finance’s guarantee of Mission’s debt and Nexstar’s arrangements under the local service arrangements and purchase option agreements with Mission, Nexstar is deemed under U.S. GAAP to have a controlling financial interest in Mission while complying with the FCC’s rules regarding ownership limits in television markets. In order for both Nexstar and Mission to continue to comply with FCC regulations, Mission must maintain complete responsibility for and control over programming, finances, personnel and operations of its stations. As a result of Nexstar’s controlling financial interest in Mission under U.S. GAAP and in order to present fairly Nexstar’s financial position, results of operations and cash flows, Nexstar consolidates the financial position, results of operations and cash flows of Mission as if it were a wholly-owned entity. Nexstar believes this presentation is meaningful for understanding Nexstar’s financial performance. As discussed above, Nexstar has considered the method of accounting under FIN No. 46 and has determined that Nexstar will be required to continue consolidating Mission’s financial position. Therefore, the following discussion of Nexstar’s financial condition and results of operations includes Mission’s financial statements.

In addition, pursuant to an outsourcing agreement with a subsidiary of Sinclair Broadcast Group, Inc. that became effective December 1, 2001, Nexstar provides engineering, production, sales and administrative services for WYZZ, the Fox affiliate in the Peoria-Bloomington, IL market. The parties share the combined broadcast cash flow, as defined in the agreement, generated by WYZZ and Nexstar-owned, WMBD. The outsourcing agreement expires in December 2008. It is non-cancelable until May 31, 2003, at which time it may be canceled by either party upon 180 days written notice. Nexstar is currently evaluating the impact of the accounting for this agreement under FIN No. 46.

The operating revenue of our stations is derived primarily from advertising revenue, which in turn depends on the economic conditions of the markets in which we operate, the demographic makeup of those markets and the marketing strategy we employ in each market. The primary operating expenses consist of commissions on advertising revenue, employee compensation and related benefits, newsgathering and programming costs. A large percentage of the costs involved in the operation of our stations remain relatively fixed.

Each of our stations has a network affiliation agreement pursuant to which the network provides programming to the station during specified time periods, including prime time. Each of NBC, CBS and ABC compensates our affiliated stations for distributing the network’s programming over the air and for allowing the network to keep a portion of advertising inventory during those time periods. Each station acquires licenses to broadcast programming in non-news and non-network time periods. The licenses are either purchased from a program distributor for cash and/or the program distributor is allowed to sell some of the advertising inventory as compensation to eliminate or reduce the cash cost for the license. The latter practice is referred to as barter broadcast rights. The station records the estimated fair market value of the licenses, including any advertising inventory given to the program distributor, as a broadcast right asset and liability. The assets are amortized as a component of amortization of broadcast rights. Amortization is computed using the straight-line method based on the license period or usage, whichever is greater. The cash broadcast rights liabilities are reduced by monthly payments while the barter liability is amortized over the life of the contract as a component of trade and barter revenue.

Advertising rates are based upon (1) a program’s popularity among the viewers that an advertiser wishes to target, (2) the number of advertisers competing for the available time, (3) the size and the demographic composition of the market served by the station, (4) the availability of alternative advertising media in the market area, and (5) the effectiveness of the station’s sales force. Advertising rates are also determined by a station’s overall ability to attract viewers in its market area, as well as the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising revenue is positively affected by strong local economies, national and regional political election campaigns, and certain events such as the Olympic Games or the Super Bowl. Because television broadcast stations rely on advertising revenue, declines in advertising budgets, particularly in recessionary periods, adversely affect the broadcast industry, and as a result may contribute to a decrease in the revenue of broadcast television stations.

Most advertising contracts are short-term and generally run for a few weeks. Excluding political revenue, 65.8% and 65.9% of our spot revenue for the three months ended March 31, 2002 and 2003, respectively, was generated from local advertising. The remainder of our advertising revenue represents inventory sold for national or political advertising. Each station has an agreement with a national representative firm that provides for representation outside the particular station’s market. National commission rates vary within the industry and are governed by each station’s agreement. All national and political revenue derived from advertisements is placed by advertising agencies. The agencies receive a commission rate of 15.0% for the gross amount of advertising schedules placed by them. While the majority of local spot revenue is placed by local agencies, some advertisers place their schedules directly with the local sales staff, thereby eliminating the agency commission.

The advertising revenue of our stations is generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenue is generally higher during even-numbered years as a result of political advertising and advertising aired during the Olympic Games.

        The acquisitions and local service agreements described below, which were entered into by Nexstar and Mission during the fiscal year ended December 31, 2002, affect the year-to-year comparability of the operating results discussed in this prospectus:

•	In December 2001, Mission entered into a time brokerage agreement with GOCOM Broadcasting of Joplin, LLC with regard to KODE, the ABC affiliate in the Joplin, Missouri-Pittsburg, Kansas market. Pursuant to the agreement, Mission was allowed to program most of the station’s broadcast time, sell the station’s advertising time and retain the advertising revenue in consideration for a monthly fee. In September 2002, Mission acquired certain of the assets of KODE for $14.0 million.

•	In December 2001, Nexstar entered into an outsourcing agreement with a subsidiary of Sinclair Broadcast Group, Inc. to provide certain engineering, production, sales and administrative services for WYZZ, the Fox affiliate in the Peoria-Bloomington, Illinois market. Pursuant to this agreement, the parties will share the combined broadcast cash flow generated by WYZZ and Nexstar-owned WMBD.

•	On April 1, 2002, Nexstar entered into a shared services agreement with Mission to provide news production, technical maintenance and security for KODE, in exchange for monthly fees paid to Nexstar. The services provided by us resulted in higher miscellaneous revenue and operating expenses for Nexstar-owned KSNF, the station providing the services.

•	On April 1, 2002, Nexstar converted WCFN from a satellite station of WCIA to a UPN-affiliated station. As a result, WCFN became a full-power station capable of generating revenue of its own. For discussion purposes on a same station basis, Nexstar has excluded WCFN’s revenue and expenses.

•	On December 13, 2002, Mission entered into a local marketing agreement with LIN Television Corporation and two of its subsidiaries, the current owners of KRBC, the NBC affiliate in Abilene-Sweetwater, Texas, and KACB, the NBC affiliate in San Angelo, Texas. Operations under the local marketing agreement commenced on January 1, 2003. The FCC has consented to the transaction. Mission’s purchase of substantially all of the assets of the stations for $10.0 million is expected to close on June 13, 2003. Pursuant to the terms of the purchase agreement, Mission made a down payment of $1.5 million against the purchase price in December 2002, which has been included in non-current assets as of December 31, 2002. Upon the closing of the acquisition, Mission will enter into a shared services agreement with Nexstar pursuant to which Nexstar-owned KTAB will provide news, production, technical maintenance and security for KRBC and KACB.

•	On December 30, 2002, Nexstar entered into time brokerage agreements with two subsidiaries of Morris Multimedia, Inc., the current owners of KARK, the NBC affiliate in Little Rock, Arkansas, and WDHN, the ABC affiliate in Dothan, Alabama. Operations under the time brokerage agreements commenced on February 1, 2003. Following FCC consent to the transaction, Nexstar will purchase all of the stock of the stations for $90.0 million. Pursuant to terms of the purchase agreement, Nexstar made a down payment of $40.0 million against the purchase price on January 31, 2003.

We are currently evaluating the impact of the accounting for these agreements under FIN No. 46.

Recent Developments

Acquisitions and Station Agreements/New Credit Facility/New Debt Issuance

On December 13, 2002, Mission entered into a local marketing agreement with LIN Television Corporation and two of its subsidiaries, the current owners of KRBC and KACB. The local marketing agreement commenced on January 1, 2003. The FCC has consented to the transaction. Mission’s purchase of substantially all of the assets of the stations for $10.0 million is expected to close on June 13, 2003. Pursuant to the terms of the purchase agreement, Mission made a down payment of $1.5 million against the purchase price in December 2002, which has been included in noncurrent assets as of December 31, 2002.

On December 30, 2002, Nexstar entered into time brokerage agreements with two subsidiaries of Morris Multimedia, Inc., the current owners of KARK and WDHN. The local marketing agreement commenced on February 1, 2003. Following FCC consent to the transaction, Nexstar will purchase all of the stock of the stations for $90.0 million. Pursuant to terms of the purchase agreement, Nexstar made a down payment of $40.0 million against the purchase price on January 31, 2003.

On February 13, 2003, Nexstar and Mission obtained new senior credit facilities. The facilities consist of $185.0 million in term loans (Nexstar-$130.0 million and Mission-$55.0 million) and $80.0 million in revolvers (Nexstar—$50.0 million and Mission-$30.0 million). We used the proceeds from the term loan to refinance our existing senior credit facilities. Financial covenants under the new senior credit facilities include a total leverage ratio of 7.25x the last twelve months operating cash flow (as defined in the credit agreement) through March 30, 2004 and a senior leverage ratio of 4.25x the last twelve months operating cash flow (as defined in the credit agreement) through June 29, 2004. Covenants also include, among other things, an interest coverage ratio of 1.50 to 1.00 through June 29, 2004 and fixed charge coverage ratio of 1.10 to 1.00 through September 29, 2004. The term loans amortize at 1% annually in years 2004 through 2009, with the remaining 94% due in 2010. The outstanding principal amount on the revolving loans mature on December 31, 2009. As of February 28, 2003, Mission had drawn $1.6 million on its revolver and Nexstar had no borrowing outstanding under its new revolver. The refinancing of the existing senior credit facilities resulted in the write off during the first quarter of 2003 of $5.8 million of certain debt financing costs capitalized at December 31, 2002.

On March 27, 2003, Nexstar issued $130.0 million principal amount at maturity of Senior Discount Notes at a price of 57.442%. The discount notes mature on April 1, 2013. Each discount note will have an accreted value at maturity of $1,000. The discount notes will not begin to accrue cash interest until April 1, 2008 with payments to be made every six months in arrears on April 1 and October 1. They are generally unsecured senior obligations effectively subordinated to all of Nexstar’s senior secured debt and are structurally subordinated to Nexstar Finance’s Senior Subordinated Notes.

On May 8, 2003, Mission entered into a time brokerage agreement with Bahakel Communications relating to WBAK and simultaneously entered into a Purchase and Sale Agreement to acquire substantially all of the assets of WBAK, the Fox affiliate in Terre Haute, Indiana, for $3.0 million. Operations under the time brokerage agreement commenced on May 9, 2003. Pursuant to the terms of the time brokerage agreement, Mission made a down payment of $1.5 million against the purchase price, which was funded from Mission’s senior credit facilities. Additionally, Mission entered into a shared services agreement with Nexstar, effective May 9, 2003, whereby Nexstar-owned WTWO will provide certain services to WBAK including production, technical maintenance and security, among other services. Mission also entered into a joint sales agreement, effective May 9, 2003, whereby Nexstar-owned WTWO will purchase all the advertising time on WBAK and retain the advertising revenue in return for payments to Mission of $0.1 million per month, subject to adjustment to assure that each payment equals Mission’s actual operating costs plus $10.0 thousand per month. We are currently evaluating the impact of the accounting for this agreement under FIN No. 46.

Capital Distributions

On March 14, 2002 and on March 15, 2003, Nexstar made a $1.4 million and a $1.5 million distribution, respectively, to its direct parent company, Nexstar Finance Holdings II, L.L.C.

Historical Performance

Revenue

The following table sets forth the principal types of revenue received by our stations for the periods indicated and each type of revenue (other than trade and barter) as a percentage of total gross revenue, as well as agency and national sales representative commissions:

	Year Ended December 31,						Three Months Ended March 31,
	2000		2001		2002		2002		2003
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
							(Unaudited)

	(dollars in thousands)						(dollars in thousands)
Local	$62,595	50.2	$64,097	56.0	$73,493	51.1	$16,635	55.4	$19,382	61.1
National	38,602	31.0	38,456	33.6	38,510	26.8	8,657	28.9	10,042	31.7
Political	15,126	12.1	2,197	1.9	23,530	16.4	2,604	8.7	207	0.7
Network compensation	6,258	5.0	7,454	6.5	6,416	4.5	1,596	5.3	1,631	5.1
Other	2,050	1.7	2,270	2.0	1,781	1.2	507	1.7	439	1.4

Total gross revenue	124,631	100.0	114,474	100.0	143,730	100.0	29,999	100.0	31,701	100.0
Less: Agency and national representative commissions	17,546	14.1	15,420	13.5	20,593	14.3	4,059	13.5	4,228	13.3

Net broadcast revenue	107,085	85.9	99,054	86.5	123,137	85.7	25,940	86.5	27,473	86.7
Trade and barter revenue	10,382		11,675		10,702		2,382		3,156

Total net revenue	$117,467		$110,729		$133,839		$28,322		$30,629

Results of Operations

The following table sets forth a summary of our operations for the periods indicated and their percentages of total net revenue:

	Year Ended December 31,						Three Months Ended March 31,
	2000		2001		2002		2002		2003
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
							(Unaudited)

	(dollars in thousands)						(dollars in thousands)
Total net revenue	$117,467	100.0	$110,729	100.0	$133,839	100.0	$28,322	100.0	$30,629	100.0
Operating expenses:
Corporate expenses	3,091	2.6	2,752	2.5	4,681	3.5	922	3.3	1,149	3.8
Station direct operating expenses, net of trade	27,591	23.5	28,635	25.9	31,454	23.5	7,811	27.6	9,062	29.6
Selling, general and administrative expenses	25,699	21.9	25,428	23.0	31,142	23.3	7,612	26.9	8,038	26.2
Trade and barter expense	10,227	8.7	11,713	10.6	10,625	7.9	2,348	8.3	3,296	10.8
Depreciation and amortization	23,933	20.4	33,811	30.5	26,657	19.9	6,407	22.6	6,561	21.4
Amortization of broadcast rights, excluding barter.	8,356	7.1	8,328	7.5	7,844	5.9	1,926	6.8	1,811	5.9

Income from operations	$18,570		$62		$21,436		$1,296		$712

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002.

Net broadcast revenue for the three months ended March 31, 2003 was $27.5 million, an increase of $1.6 million, compared to $25.9 million for the three months ended March 31, 2002. An increase in net broadcast revenue of $3.6 million was attributed to stations for which a local service arrangement was initiated after January 1, 2002 and WCFN. On a same station basis, net broadcast revenue for the three months ended March 31, 2003 was $23.9 million as compared to $25.9 million for the three months ended March 31, 2002, a decrease of 7.7%, or $2.0 million. Of this decrease, $1.9 million was attributed to non-recurring political revenue resulting from a lack of election campaigns in most of our markets in 2003, $0.2 million was attributed to a decrease in local demand, offset, in part, by an increase in national revenue of $0.1 million on a same station basis. In March 2003, we experienced cancellations and modifications of advertising schedules as a result of the news coverage of the war in Iraq. We expect to have higher advertising revenue during the even-numbered years as a result of revenue associated with the Olympic Games and political campaigns and lower advertising revenue during the odd-numbered years without Olympic Games and with nominal political activity.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses, net of trade, for the three months ended March 31, 2003 were $17.1 million, compared to $15.4 million for the three months ended March 31, 2002, an increase of $1.7 million. Of the $1.7 million increase, $2.2 million was attributed to stations for which a local service arrangement was initiated after January 1, 2002 and WCFN. On a same station basis, station direct operating expenses and selling, general and administrative expenses for the three months ended March 31, 2003 were $14.8 million as compared to $15.3 million for the three months ended March 31, 2002, a decrease of 3.2%, or $0.5 million, which resulted primarily from a non-recurring transfer tax and the full impact of cost reductions in the Joplin, Missouri market.

Corporate expenses, related to costs associated with the centralized management of our stations, for the three months ended March 31, 2003 were $1.1 million, compared to $0.9 million for the three months ended March 31, 2002, an increase of $0.2 million. The increase was primarily attributed to an increase in personnel costs.

Amortization of broadcast rights, excluding barter, for the three months ended March 31, 2003 was $1.8 million, compared to $1.9 million for the three months ended March 31, 2002, a decrease of $0.1 million.

Depreciation of property and equipment was $2.9 million for the three months ended March 31, 2003, compared with $3.2 million for the comparable period in 2002, a decrease of $0.3 million. The decrease in depreciation was attributed to the curtailment of depreciation on certain assets that became fully depreciated as of December 31, 2002. The stations for which a local service arrangement was initiated after January 1, 2002 and WCFN had no material effect on depreciation.

The amortization of intangible assets was $3.6 million for the three months ended March 31, 2003, compared to $3.3 million for the same period in 2002. The increase in amortization was attributed to the amortization of intangible assets resulting from the KODE acquisition.

Income from operations for the three months ended March 31, 2003 was $0.7 million as compared to $1.3 million for the three months ended March 31, 2002, a decrease of $0.6 million. Income from operations in the amount of $1.3 million was attributed to stations for which a local service arrangement was initiated after January 1, 2002 and WCFN. On a same station basis, loss from operations for the three months ended March 31, 2003 was $0.4 million as compared to income from operations of $1.5 million for the three months ended March 31, 2002. The $1.9 million decline in income from operations is primarily attributed to a decrease in net revenue as described above.

The change in market values of our derivative instruments and the marking-to-market of the interest rate swap agreement resulted in recognition of $0.2 million in other income for the three months ended March 31, 2003 and a loss of $2.4 million recognized in other expenses for the three months ended March 31, 2002. The change was due to a fluctuation in market interest rates.

Interest expense, including amortization of debt financing costs, for the three months ended March 31, 2003 was $15.1 million, compared to $9.6 million for the same period in 2002. The increase in interest expense was primarily attributable to the refinancing of the predecessor senior credit facilities which resulted in the write off during the first quarter of 2003 of $5.8 million of certain debt financing costs capitalized at December 31, 2002.

During the first quarter of 2002, we incurred a write-down of $27.4 million, net of taxes, related to the impairment of goodwill for two of our stations. The write-down was the result of us adopting Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) on January 1, 2002 and was accounted for as a cumulative effect of change in accounting principle. SFAS No. 142 required us to test goodwill for impairment based on fair values as of January 1, 2002.

As a result of the factors discussed above, our net loss was $14.2 million for the three months ended March 31, 2003, compared to $34.9 million for the same period in 2002, a decrease in net loss of $20.7 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.

Net broadcast revenue for the year ended December 31, 2002 was $123.1 million, an increase of $24.0 million, compared to $99.1 million for the year ended December 31, 2001. An increase in net broadcast revenue of $7.7 million was attributed to stations for which a local service arrangement was initiated after January 1, 2001 and WCFN. On a same station basis, net broadcast revenue for the year ended December 31, 2002 was $115.0 million as compared to $98.7 million for the year ended December 31, 2001, an increase 16.6%, or $16.3 million. Of this increase, $16.6 million was political revenue resulting from election campaigns in most of our markets, $3.0 million was attributed to an increase in local demand, offset, in part, by a decline in national revenue of $1.5 million and renewals of network affiliation agreements at five of our stations which resulted in a decline in network compensation of $1.6 million, on a same station basis. We expect to have higher advertising revenues during the even-numbered years as a result of revenue associated with the Olympic Games and political campaigns and lower advertising revenue during the odd-numbered years without Olympic Games and with nominal political activity.

Station direct operating expenses, consisting primarily of news, engineering and programming, and selling, general and administrative expenses, net of trade, for the year ended December 31, 2002 were $62.6 million, compared to $54.1 million for the year ended December 31, 2001, an increase of $8.5 million. Of the $8.5 million increase, $7.1 million was attributed to stations for which a local service arrangement was initiated after January 1, 2001 and WCFN. On a same station basis, station direct operating expenses and selling, general and administrative expenses for the year ended December 31, 2002 were $55.1 million as compared to $53.7 million for the year ended December 31, 2001, an increase of 2.7%, or $1.4 million, which resulted primarily from additional personnel costs by KSNF to accommodate the shared services agreement in Joplin, Missouri that began on April 1, 2002.

Corporate expenses, related to costs associated with the centralized management of our stations, for the year ended December 31, 2002 were $4.7 million, compared to $2.8 million for the year ended December 31, 2001, an increase of $1.9 million. The increase was primarily attributed to an increase in personnel, professional fees and the accrual of incentive compensation in 2002.

Amortization of broadcast rights, excluding barter, for the year ended December 31, 2002 was $7.8 million, compared to $8.3 million for the year ended December 31, 2001, a decrease of $0.5 million. The decrease is a result of lower broadcast rights negotiated upon renewal, partially offset by a $0.2 million increase attributable to launching WCFN as a UPN affiliated station. The stations for which a local service arrangement was initiated after January 1, 2001 had no material effect on amortization of broadcast rights.

Depreciation of property and equipment was $13.2 million for the year ended December 31, 2002, compared with $12.7 million for the comparable period in 2001, an increase of $0.5 million. The increase in depreciation was attributed to the incremental capital expenditures incurred at our television stations since December 31, 2001. The stations for which a local service arrangement was initiated after January 1, 2001 and WCFN had no material effect on depreciation.

The amortization of intangibles was $13.4 million for the year ended December 31, 2002, compared to $21.1 million for the same period in 2001. The decrease in amortization was attributed to the elimination of amortization of indefinite-lived intangible assets and goodwill of which $8.0 million was recorded in 2001.

Income from operations for the year ended December 31, 2002 was $21.4 million as compared to $0.1 million for the year ended December 31, 2001, an increase of $21.3 million. A $0.2 million loss from operations was attributed to stations for which a local service arrangement was initiated after January 1, 2001 and WCFN. On a same station basis, income from operations for the year ended December 31, 2002 was $21.5 million as compared to $0.1 million for the year ended December 31, 2001. The $21.4 million improvement in income from operations is primarily attributed to the increase in revenue without a corresponding increase in operating expenses due to the relatively fixed nature of operating costs at our television stations along with the elimination of $8.0 million of amortization for indefinite-lived intangible assets and goodwill.

The change in market value of derivate instruments and the marking-to-market of those interest rate swap agreements resulted in a loss of $2.4 million recognized in other expenses in 2002, and a loss of $0.1 million in 2001. The change was due to a fluctuation in market interest rates.

Interest expense, including amortization of debt financing costs, for the year ended December 31, 2002 was $38.9 million, compared to $40.3 million for the same period in 2001. Prior year interest expense includes a reclassification of $1.4 million previously classified as an extraordinary loss from refinancing the credit facilities.

During the first quarter of 2002, we incurred a write-down of $27.4 million, net of taxes, related to the impairment of goodwill for two of our stations. The write-down was the result of us adopting Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) on January 1, 2002 and was accounted for as a cumulative effect of change in accounting principle. SFAS No. 142 required us to test goodwill for impairment based on fair values as of January 1, 2002.

As a result of the factors discussed above, our net loss was $46.8 million for the year ended December 31, 2002, compared to $39.5 million for the same period in 2001, an increase in net loss of $7.3 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.

Net broadcast revenue for the year ended December 31, 2001 was $99.1 million, a decrease of $8.0 million, compared to $107.1 million for the year ended December 31, 2000. An increase of approximately $2.9 million was attributable to stations acquired or for which a local service arrangement was initiated after January 1, 2000. On a same station basis, net broadcast revenue for the year ended December 31, 2001 was $71.8 million as compared to $82.7 million for the year ended December 31, 2000, a 13.2% decrease. Of this decrease, $1.5 million was attributed to local revenue, $1.5 million was due to a decline in national revenue and $8.5 million was non-recurring political revenue partially offset by increases in other broadcast revenue for the year. A general slowdown in the advertising industry, the terrorist attack on September 11, 2001, the comparative absence of advertising revenue from the 2000 Olympic Games and the non-recurring political advertising are the primary components of the decrease in net broadcast revenue. After the terrorist attack, the networks aired twenty-four hour newscasts with no commercial breaks for several days. The unscheduled newscasts and absence of commercial breaks resulted in a loss of at least $1.0 million in net broadcast revenue.

Station direct operating expenses, consisting primarily of news, engineering and programming and selling, general and administrative expenses, net of trade, for the year ended December 31, 2001 were $54.1 million, compared to $53.3 million for the year ended December 31, 2000, an increase of $0.8 million. An increase of approximately $1.6 million was attributable to stations acquired or for which a local service arrangement was initiated after January 1, 2000. On a same station basis, station direct operating expenses and selling, general and administrative expenses for the year ended December 31, 2001 were $38.1 million as compared to $38.9 million for the year ended December 31, 2000, a 2.0% decline. Cost controls implemented at the stations accounted for this decrease. Cost controls included a reduction in work force and the related personnel costs, strict controls on overtime and a decrease in promotional costs.

Corporate expenses, related to costs associated with the centralized management of our stations, for the year ended December 31, 2001 were $2.8 million, compared to $3.1 million for the year ended December 31, 2000, a decrease of $0.3 million. The decrease was primarily attributable to lower travel costs, management fees and bonuses, partially offset by higher professional fees.

Amortization of broadcast rights, excluding barter, for the year ended December 31, 2001 was $8.3 million, compared to $8.4 million for the year ended December 31, 2000. An increase of $0.5 million was attributable to the stations acquired in 2000 and 2001, offset by a decrease of $0.6 million as a result of lower contract costs from favorable negotiations on programming contracts.

Depreciation of property and equipment was $12.7 million for the year ended December 31, 2001, compared with $9.2 million for the comparable period in 2000, an increase of $3.5 million. The increase of $3.5 million was attributable to the effect of the stations acquired in 2000 and 2001.

Amortization of intangibles was $21.1 million for the year ended December 31, 2001, compared with $14.8 million for the comparable period in 2000, an increase of $6.3 million. The increase of $6.3 million was attributable to the stations acquired in 2000 and 2001.

Income from operations for the year ended December 31, 2001 was $0.1 million as compared to $18.6 million for the year ended December 31, 2000, a decrease of $18.5 million. Of the $18.5 million decrease, approximately $12.1 million was attributable to stations acquired or for which a local service arrangement was initiated after January 1, 2000. On a same station basis, income from operations for the year ended December 31, 2001 was $2.9 million as compared to $9.3 million for the year ended December 31, 2000. The decrease was primarily attributable to lower net revenue, partially offset by the cost controls described above.

Interest expense, including amortization of debt financing costs, for the year ended December 31, 2001 was $40.3 million, compared to $20.2 million for the same period in 2000, an increase of $20.1 million. The increase was primarily attributable to the full year effect of the additional indebtedness to acquire the stations in 2000 and 2001, an increase in the cost of funds, and a reclassification of $1.4 million previously classified as an extraordinary loss from refinancing the credit facilities.

As a result of the factors discussed above, our net loss was $39.5 million for the year ended December 31, 2001, compared to $2.6 million for the same period in 2000, an increase in net loss of $36.9 million.

Liquidity and Capital Resources

Three Months ended March 31, 2003

As of March 31, 2003, cash and cash equivalents were $101.9 million, compared to $19.9 million as of December 31, 2002.

Our primary sources of liquidity are cash flows from operating activities, borrowings from our senior credit facilities and capital contributions. Cash flows provided by operating activities were $8.0 million for the three months ended March 31, 2003, as compared to $9.8 million for the three months ended March 31, 2002. The comparative decrease in cash flows provided by operations of $1.8 million is primarily due to the timing of payments made or received on operating assets and liabilities along with better operating results for the first quarter ended 2002, compared to the same period in 2003.

Cash flows used for investing activities were $42.2 million for the three months ended March 31, 2003, as compared to $2.4 million for the three months ended March 31, 2002. Investing activities for the three months ended March 31, 2003 were associated with a down payment of $40.0 million against the purchase price for KARK and WDHN and ongoing equipment purchases. We expect to pay the remaining $50.0 million for KARK and WDHN during the third quarter of 2003. Mission’s remaining $8.5 million payment for its future acquisition of KRBC and KACB is expected to be paid in the second quarter of 2003. Investing activities for the same period in 2002 was associated with ongoing equipment purchases.

Cash flows provided by financing activities were $116.2 million for the three months ended March 31, 2003, as compared to $0.9 million for the three months ended March 31, 2002. The change in cash flows from financing activities for the three months ended March 31, 2003 was primarily the result of (1) borrowings under the senior credit facilities of $211.7 million, (2) the repayment of $161.7 million of previous borrowings as a result of the refinancing of the senior credit facilities on February 13, 2003, (3) the issuance of $74.7 million of senior discount notes in March, 2003, and (4) the payment of transaction and financing costs of approximately $6.9 million. For the three months ended March 31, 2002, the change in cash flows from financing activities was the result of borrowings under the senior credit facilities of $2.5 million and the $1.4 million distribution to Holdings. As of March 31, 2003, there was approximately $78.4 million of unused commitments under the senior credit facilities, all of which could be drawn in compliance with the financial covenants under the senior credit facilities. We were in compliance with all covenants contained in the credit agreements governing our senior credit facilities and the indentures governing our notes at March 31, 2003. Our credit agreements were refinanced in February 2003 as a result of our pending acquisitions. The terms of the amended credit facilities are described below.

Year Ended December 31, 2002

As of December 31, 2002, cash and cash equivalents were $19.9 million, compared to $5.8 million as of December 31, 2001.

Our primary sources of liquidity are cash flows from operating activities, borrowings from our senior credit facilities and capital contributions. Cash flows provided by operating activities were $20.6 million for the year ended December 31, 2002, as compared to $2.0 million for the year ended December 31, 2001. The comparative increase in cash flows provided by operations of $18.6 million is primarily due to the timing of payments made or received on operating assets and liabilities along with improved operating results for the year ended December 31, 2002, compared to the same period in 2001.

Cash flows used for investing activities were $17.6 million for the year ended December 31, 2002, as compared to $120.1 million for the year ended December 31, 2001. Investing activities for the year ended December 31, 2002 were associated with the final payment of $8.0 million by Mission for acquiring KODE, a down payment of $1.5 million for Mission’s future acquisition of KRBC and KACB and ongoing equipment purchases. In the first quarter of 2003, we made a down payment of $40.0 million against the purchase price for KARK and WDHN. We expect to pay the remaining $50.0 million for these stations during the third quarter of 2003. The remaining $8.5 million payment for KRBC and KACB is expected to be paid by Mission in the second quarter of 2003. Investing activities for the same period in 2001 was associated with purchasing WCIA and WMBD for approximately $108.0 million, and a down payment of $6.0 million for Mission’s acquisition of KODE and ongoing equipment purchases.

Cash flows provided by financing activities were $11.0 million for the year ended December 31, 2002, as compared to $121.2 million for the year ended December 31, 2001. The change in cash flows from financing activities for the year ended December 31, 2002 was primarily the result of revolver borrowings of $11.5 million, less repayments of loans of $3.0 million and a distribution to Nexstar’s parent, Nexstar Finance Holdings II, L.L.C., of $1.4 million. In August 2002, we received a payment of $4.4 million representing the fair market value, excluding accrued interest, for terminating the $60.0 million swap agreement. For the year ended December 31, 2001, the change in cash flows from financing activities was the result of (1) borrowings under the senior credit facilities of $278.8 million with a subsequent borrowing and repayment of $160.1 million as a result of the amendment on June 14, 2001 to the credit agreement governing our senior credit facilities, (2) the issuance in March 2001 of $153.6 million of senior subordinated notes, (3) borrowing and subsequent repayment of a $40.0 million interim loan, (4) borrowings of $18.7 million evidenced by the senior discount notes, (5) additional equity proceeds of $93.3 million (net of a $8.0 million distribution), which were used to assist in financing the January 2001 acquisition, (6) the borrowing of $12.0 million less a repayment of $6.0 million to fund a deposit on Mission’s acquisition of KODE less the repayment of the existing senior credit facilities, and (7) transaction and financing costs of approximately $19.0 million. As of December 31, 2002, there was approximately $44.9 million of unused commitments under the senior credit facilities. However, of the $44.9 million unused commitments, approximately $29.0 million could be drawn in compliance with the financial covenants under the senior credit facilities. We were in compliance with all covenants contained in the credit agreements governing our senior credit facilities and the indentures governing our senior discount notes and the senior subordinated notes at December 31, 2002. Our credit agreements were refinanced in February 2003 as a result of our impending acquisitions. The terms of the amended credit facilities are described below.

Senior Credit Facilities

On January 12, 2001, Nexstar and Mission each entered into senior secured credit facilities with a group of commercial banks. The terms of the credit agreement governing the Nexstar facilities provided for a reducing revolving credit facility in the amount of $122.0 million, which was subsequently reduced to $72.0 million after the issuance of Nexstar’s senior subordinated notes, and a term loan facility in the amount of $110.0 million and an uncommitted acquisition facility of $100.0 million. The Nexstar facilities were subsequently amended on June 14, 2001, to allow for a $50.0 million Term A loan facility, a $75.0 million Term B loan facility and a $57.0 million reducing revolving facility. On November 14, 2001, the credit facilities were further amended to adjust certain financial covenants effective September 30, 2001 and for future periods because we were not in compliance with the consolidated total leverage ratio as of September 30, 2001, due in large part to the negative impact on advertising revenue resulting from the events of September 11, 2001 and anticipated noncompliance in future periods. The financial covenants setting forth the consolidated total leverage ratio and consolidated interest coverage ratio were amended to relax the thresholds that we had to meet pursuant to the credit agreement. In addition, we reduced the revolving facility from $57.0 million to $42.0 million. The terms of the credit agreement governing the Mission facility provided for a revolving credit facility in the amount of $43.0 million. On November 14, 2001, the credit facility was amended to increase the revolving facility to $58.0 million. Prior to the refinancing described below, the Nexstar revolver and Term A facility along with Mission’s credit facility would have matured on January 12, 2007, while the Nexstar Term B facility would have matured on July 12, 2007.

On February 13, 2003, Nexstar and Mission obtained new senior credit facilities. The facilities consist of a $185.0 million term loan (Nexstar-$130.0 million and Mission-$55.0 million) and an $80.0 million revolver (Nexstar-$50.0 million and Mission-$30.0 million). We used the proceeds to refinance our existing senior credit facilities, pay for related debt financing costs and provide additional working capital. Financial covenants under the new senior credit facilities include a total leverage ratio of 7.25 times the last twelve months operating cash flow (as defined in the credit agreement) through March 30, 2004 and a senior leverage ratio of 4.25 times the last twelve months operating cash flow through June 29, 2004. Covenants also include, among others, an interest coverage ratio of 1.50 to 1.00 through June 29, 2004 and a fixed charge coverage ratio of 1.10 to 1.00 through September 29, 2004. The senior credit facilities contain covenants which require us to comply with certain limitations on the incurrence of additional indebtedness, issuance of equity, payment of dividends and on certain other business activities. We were in compliance with all covenants contained in the credit agreements governing our senior credit facilities at March 31, 2003. The term loans amortize at 1% annually in years 2004 through 2009, with the remaining 94% due in 2010. The outstanding principal amount on the revolving loans mature on December 31, 2009. As of March 31, 2003, Nexstar had drawn $130.0 million of term loans and had no borrowings outstanding under its new revolver, and Mission had drawn $55.0 million of term loans and $1.7 million under its new revolver. Interest rates associated with the Nexstar and the Mission credit facilities are based, at the borrower’s option, on the prevailing prime rate plus an applicable margin or LIBOR plus an applicable margin. Interest is fixed for a period ranging from one month to 12 months, depending on availability of the interest basis selected, except if we select a prime-based loan, in which case the interest rate will fluctuate during the period as the prime rate fluctuates. Interest is payable periodically based on the type of interest rate selected. In addition, Nexstar and Mission are required to pay quarterly commitment fees on the unused portion of the revolving commitments based on our consolidated total leverage ratio for that particular quarter. The refinancing of the senior credit facilities resulted in a $5.8 million write off to interest expense during the first quarter of 2003 of certain debt financing costs capitalized at December 31, 2002.

Senior Subordinated Notes

On March 16, 2001, Nexstar Finance L.L.C. (“Nexstar Finance”) issued $160.0 million of 12% Senior Subordinated Notes (the “Senior Subordinated Notes”) at a price of 96.012%. The Senior Subordinated Notes mature on April 1, 2008. Interest is payable every six months in arrears on April 1 and October 1. The Senior Subordinated Notes are guaranteed by all of the domestic existing and future restricted subsidiaries of Nexstar Finance and by Mission. They are general unsecured senior subordinated obligations subordinated to all of Nexstar’s senior debt. The Senior Subordinated Notes are redeemable on or after April 1, 2005 and Nexstar Finance may redeem up to 35.0% of the aggregate principal amount of the notes before April 1, 2004 with the net cash proceeds from qualified equity offerings. The indenture governing the Senior Subordinated Notes contains covenants that restrict the ability of Nexstar Finance and its subsidiaries to incur additional indebtedness, issue equity, pay dividends and undertake certain other business activities. Nexstar Finance was in compliance with all covenants contained in the indenture governing the Senior Subordinated Notes at December 31, 2001 and 2002.

Senior Discount Notes

On May 17, 2001, Nexstar issued $36.988 million principal amount at maturity of Senior Discount Notes (the “Discount Notes”) at a price of 54.0373%. The Discount Notes mature on May 15, 2009. Each Discount Note will have an accreted value at maturity of $1,000. The Discount Notes will not begin to accrue cash interest until May 15, 2005 with payments to be made every six months in arrears on May 15 and November 15. The Discount Notes are general unsecured senior obligations effectively subordinated to all of Nexstar’s senior secured debt and structurally subordinated to the Notes describe above. The Discount Notes contain covenants, which require Nexstar to comply with certain limitations on the incurrence of additional indebtedness, issuance of equity, payment of dividends and on certain other business activities. Nexstar was in compliance with all covenants contained in the indenture governing the Discount Notes at December 31, 2002.

On March 27, 2003, Nexstar issued $130.0 million principal amount at maturity of Senior Discount Notes (“New Discount Notes”) at a price of 57.442%. The New Discount Notes mature on April 1, 2013. Each New Discount Note will have an accreted value at maturity of $1,000. The New Discount Notes will not begin to accrue cash interest until April 1, 2008 with payments to be made every six months in arrears on April 1 and October 1. The New Discount Notes are generally unsecured senior obligations effectively subordinated to all of Nexstar’s senior secured debt and are structurally subordinated to Nexstar Finance’s Senior Subordinated Notes.

Nexstar Finance may be required to refinance its Senior Subordinated Notes to allow Nexstar Finance to distribute cash to Nexstar to allow Nexstar to make payments including mandatory redemption payments on the New Discount Notes and the Discount Notes. Nexstar Finance can not be certain that it will be able to refinance its Senior Subordinated Notes on acceptable terms.

Registration

In January 2002 and September 2001, the Discount Notes and the Senior Subordinated Notes, respectively, were registered under the Securities Act of 1933 pursuant to a registration rights agreement.

Digital Conversion

FCC regulations required us to commence digital operations by May 1, 2002, in addition to continuing our analog operations, unless an extension of time was granted. We received extensions of time, through December 1, 2002, to begin digital operations at all of the stations except WCIA and WCFN, which met the May 1, 2002 deadline. Nexstar and Mission have received further extensions of time until June 20, 2003 and July 7, 2003, respectively, for the eight Nexstar-owned stations and two Mission-owned stations which did not meet the December 1, 2002 deadline. Mission-owned WFXP is not required to seek an extension of time because the FCC has not yet issued it a DTV construction permit. Our most recent estimate is that the digital conversion will require an average initial capital expenditure of $0.2 million per station for low-power transmission of a digital signal and an average additional capital expenditure of $0.7 million per station to modify the transmitter for full-power digital signal transmission. Digital conversion expenditures were $1.5 million and $0.7 million for the year ended December 31, 2002 and the three months ended March 31, 2003, respectively. We have entered into a commitment of approximately $1.5 million payable in 2003 for the remaining 2003 digital conversions. We anticipate that digital conversion expenditures will be funded through available cash on hand and cash generated from operations.

No Off-Balance Sheet Arrangements

At December 31, 2002, 2001 and 2000 and March 31, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. All of our arrangements with Mission are on-balance sheet arrangements. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

The following summarizes our contractual obligations at March 31, 2003, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	2003	2004-2005	2006-2007	Thereafter
	(dollars in thousands)
Nexstar Senior credit facilities	$130,000	$—	$2,600	$2,600	$124,800
Mission Senior credit facilities	56,650	—	1,100	1,100	54,450
12% senior subordinated notes due 2008	160,000	—	—	—	160,000
16% senior discount notes due 2009	36,988	—	—	—	36,988
11.375% senior discount notes due 2013	130,000	—	—	—	130,000
Cash interest on debt	278,209	29,438	64,690	71,600	112,481
Broadcast rights current commitments	6,957	4,087	2,659	211	—
Broadcast rights future commitments	12,023	5,589	6,126	308	—
Executive employee contracts	6,491	1,090	2,784	2,617	—
Capital commitments for digital television	1,500	1,500	—	—	—
KRBC and KACB purchase price obligation	8,500	8,500	—	—	—
KARK and WDHN purchase price obligation	50,000	50,000	—	—	—
WBAK purchase price obligation	3,000	3,000	—	—	—
Time brokerage fees	160	160	—	—	—
Operating lease obligations	9,451	690	1,526	1,120	6,115

Total contractual cash obligations	$889,929	$104,054	$81,485	$79,556	$624,834

As of March 31, 2003, we had remaining commitments on our announced acquisitions of $58.5 million. Mission expects to pay the remaining $8.5 million for KRBC and KACB in the second quarter of 2003. As to the KARK and WDHN stations, Nexstar paid a deposit of $40.0 million in January 2003, and expects to pay the remaining $50.0 million in the third quarter of 2003.

On May 8, 2003, Mission entered into a Purchase and Sale Agreement to acquire substantially all of the assets of WBAK, the Fox affiliate in Terre Haute, Indiana, for $3.0 million.

We do not have any rating downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could adversely affect our ability to renew existing, or obtain access to new credit facilities in the future and could increase the cost of such facilities.

We are highly leveraged, which makes us vulnerable to changes in general economic conditions. Our ability to repay or refinance our debt will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond our control. Based on current operations and anticipated future growth, we believe that our available cash, anticipated cash flow from operations and available borrowings under our senior credit facilities will be sufficient to fund our working capital, capital expenditure requirements, interest payments and scheduled principal payments for at least the next twelve months.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to intangible assets, bad debts, broadcast rights, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Valuation of Long-lived Assets and Intangible Assets

We have significant goodwill and intangible assets on our balance sheet. If the value of these assets was impaired by some factor, such as the loss of a network affiliation or an adverse change in the advertising marketplace, we may be required to record an impairment charge.

We adopted SFAS No. 142 effective January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of the amortization of goodwill and indefinite life intangible assets and the introduction of impairment testing in its place.

We test the impairment of our FCC licenses annually or whenever events or changes in circumstances indicate that such assets might be impaired. The impairment test consists of a comparison of the fair value of FCC licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method that excludes network compensation payments.

We test the impairment of our goodwill annually or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of a station with its carrying amount, including goodwill. The fair value of a station is determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model reflect anticipated future operating results and cash flows based on our business plans. If the fair value of the station exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the station exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the station’s fair value (as determined in Step 1) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss shall be recognized in an amount equal to that excess.

As required by SFAS No. 142, we completed a transitional impairment test for goodwill and FCC licenses as of January 1, 2002. As a result of this test, an impairment loss of $27.4 million, net of taxes, has been accounted for as a cumulative effect of change in accounting principle in the first quarter of 2002. We used an independent appraisal firm to determine the fair value of our FCC licenses and other intangible assets. The assumptions used in the valuation testing have certain subjective components including, anticipated future operating results and cash flows based on our business plans and overall expectations as to market and economic considerations.

We periodically evaluate the net realizable value of long-lived assets, including tangible and intangible assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Allowance for doubtful accounts were $0.7 million and $0.5 million at December 31, 2002 and 2001 and $0.9 million and $0.7 million at March 31, 2003 and 2002, respectively.

Amortization of Broadcast Rights

Broadcast rights are stated at the lower of unamortized cost or net realizable value. Cash broadcast rights, primarily in the form of syndicated programs and feature movie packages, are initially recorded at the amount paid or payable to program distributor’s for the limited right to broadcast the distributor’s programming and are recorded when available for use. Barter broadcast rights are recorded at our estimate of the value of the advertising time exchanged, which approximates the fair value of the programming received. The value of the advertising time exchanged is estimated by applying average historical rates for specific time periods. Amortization is computed using the straight-line method based on the license period or usage, whichever is greater. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year. If the expected broadcast period was shortened or cancelled due, for example, to poor ratings, we would be required to write-off the remaining value of the related broadcast rights to operations on an accelerated basis or possibly immediately. As of March 31, 2003, the amounts of our current broadcast rights and noncurrent broadcast rights were $7.2 million and $2.8 million, respectively.

Revenue Recognition

We recognize broadcast revenue during the financial statement period in which advertising is aired. We trade certain advertising time for various goods, services and programming. These transactions are recorded at the estimated fair value of the goods or services received. Revenue from trade transactions is recognized when advertisements are broadcast and services or merchandise received are charged to expense or capitalized when received or used. We recorded $6.9 million, $9.0 million, and $8.5 million of barter revenue and expense for the years ended December 31, 2002, 2001 and 2000, respectively. We recorded of $3.8 million, $2.7 million and $1.8 million of trade revenue for the years ended December 31, 2002, 2001, and 2000, respectively.

Valuation Allowance for Deferred Tax Assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is not likely to be realized. While we have considered future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such a determination was made.

Derivatives

We use derivative financial instruments for purposes other than trading, such as for hedging long-term variable rate debt to reduce our exposure to fluctuations in interest rates, as dictated by our credit agreement and for hedging fair value changes attributable to changes in the benchmark interest rate on fixed rate debt. All derivatives are recognized on our balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. We assess, both at its inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows of hedged items. We assess hedge ineffectiveness on a quarterly basis and record the gain or loss related to the ineffective portion to current earnings. If we determine that a cash flow hedge is no longer probable of occurring, we discontinue hedge accounting for the affected portion of the forecasted transaction, and any unrealized gain or loss on the contract is recognized in current earnings. The change in market values of our derivate instruments and the marking-to-market of those interest rate swap agreements resulted in a loss of $2.4 million and $0.1 million, respectively, for the years ended December 31, 2002 and 2001.

Claims and Legal Proceedings

In the normal course of business, we are party to various claims and legal proceedings. We record a reserve for these matters when an adverse outcome is probable and we can reasonably estimate our potential liability. Although the ultimate outcome of these matters is currently not determinable, we do not believe that the resolution of these matters in a manner adverse to our interests will have a material effect upon our financial condition, results of operations or cash flows for an interim or annual period.

Recently Issued Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for variable interest entities created after January 31, 2003. We are currently evaluating the impact of FIN No. 46 on our consolidated financial position and results of operations, specifically relating to the time brokerage, local marketing and outsourcing agreements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations.

All borrowings at March 31, 2003 under our senior credit facilities bear interest ranging from 4.34% to 4.59%, which represents the base rate, or LIBOR, plus the applicable margin, as defined. Interest is payable in accordance with the credit agreements.

The following table estimates the changes to cash flow from operations if interest rates were to fluctuate by 100 or 50 basis points, or BPS (where 100 basis points represents one percentage point), for a twelve-month period after giving effect to the interest rate swap agreement described below:

	Interest rate decrease		No change to interest rate	Interest rate increase
	100 BPS	50 BPS		50 BPS	100 BPS
	(dollars in thousands)
Senior credit facilities	$10,736	$11,203	$11,670	$12,136	$12,603
12% senior subordinated notes due 2008	19,200	19,200	19,200	19,200	19,200
16% senior discount notes due 2009	4,542	4,542	4,542	4,542	4,542
11.375% senior discount notes due 2013	8,744	8,744	8,744	8,744	8,744

Total	$43,222	$43,689	$44,156	$44,622	$45,089

        We use derivative instruments to manage our exposures to interest rate risks. Our objective for holding derivatives is to minimize these risks using the most effective methods to eliminate or reduce the impacts of these exposures. We used interest rate swap arrangements, not designated as hedging instruments under SFAS No. 133, in connection with our variable rate senior credit facilities. We do not use derivative financial instruments for speculative or trading purposes.

At March 31, 2003, we had in effect an interest rate swap agreement with a commercial bank, with a notional amount of $93.3 million. This interest rate swap agreement requires us to pay a fixed rate and receive a floating rate thereby creating fixed rate debt. The differential to be paid or received on the swap is accrued as an adjustment to interest expense. We are exposed to credit loss in the event of nonperformance by the counterparty. The net fair value of the interest rate swap agreement, which represents the cash that we would pay to settle the agreement, was approximately $5.4 million and $5.6 million at March 31, 2003 and December 31, 2002, respectively.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates at March 31, 2003. The table presents the notional amount and weighted average interest rates by expected (contractual) maturity date. Notional amounts are used to calculate those contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

	Expected Expiration	2004	Fair Value At March 31, 2003
	(dollars in thousands)
Interest Rate Derivative
Floating to Fixed	2004	$93,320	$(5,415)
Average pay rate		4.91%
Average receive rate		1.85%

Impact of Inflation

We believe that our results of operations are not affected by moderate changes in the inflation rate.

BUSINESS

Overview

Nexstar is a television broadcasting company focused exclusively on the acquisition, development and operation of television stations in medium-sized markets in the United States, primarily markets that rank from 50 to 150, as reported by A.C. Nielsen Company. Nexstar currently owns and operates 14 stations and provides management, sales or other services to an additional eight stations. Mission has begun providing services to an additional two stations, pending their acquisition. In seven of the 16 markets that we serve, we operate or provide services to more than one station. We refer to these markets as duopoly markets. Nexstar has more than doubled the size of its portfolio over the last four years, having acquired seven and begun providing services to six additional stations. The stations that we operate or provide services to are clustered in three regions: the Northeast, consisting of five stations in Pennsylvania and New York; the Midwest, consisting of eight stations in Illinois, Indiana and Missouri; the South, consisting of eleven stations in Texas, Louisiana, Arkansas and Alabama. These stations are diverse in their network affiliations: 22 have primary affiliation agreements with one of the four major networks—nine with NBC, five with CBS, five with ABC, three with FOX—and the remaining two have agreements with UPN.

We believe that medium-sized markets offer significant advantages over larger markets, most of which result from a lower level of competition. First, because there are fewer well-capitalized acquirers with a medium-market focus, we have been successful in purchasing stations on more favorable terms than acquirers of large market stations. Second, in many of our markets there exist only two or three other local commercial television stations. As a result, we achieve lower programming costs than stations in larger markets because the supply of quality programming exceeds the demand. Lastly, we believe that the stations we operate or provide services to are better managed than many of our competitors’ stations. By providing equity incentives, we have been able to attract and retain station general managers with experience in larger markets who employ marketing and sales techniques that are not typically utilized in our markets.

We seek to grow our revenue by increasing the audience and revenue shares of our stations. We strive to increase the audience share of our stations by creating a strong local broadcasting presence based on highly-rated local news, local sports coverage and active community sponsorship. We seek to improve revenue share by employing and supporting a high-quality local sales force that leverages our strong local brand and community presence with local advertisers. Additionally, we have further improved our results of operations by maintaining strict control over operating and programming costs. The benefits achieved through these initiatives are magnified in our duopoly markets by broadcasting the programming of multiple networks, capitalizing on multiple sales forces and achieving an increased level of operational efficiency. As a result of our operational enhancements, we expect revenue from the 15 stations we have acquired or begun providing management services to in the last four years to grow faster than that of our more mature stations.

Acquisition Strategy

We selectively pursue acquisitions of television stations in markets ranking from 50 to 150, where we can improve revenue and results of operations through active management. When considering an acquisition, we evaluate the target’s audience share, revenue share, overall cost structure and proximity to our regional clusters. Additionally, we seek to acquire, or enter into local service agreements with, stations that create duopoly markets.

After acquiring a station, we focus on enhancing the following elements as necessary:

•	management talent;

•	quality and hours of local news programming;

•	quality and size of local sales force;

•	quality and positioning of non-network programming;

•	quality and quantity of promotional advertising; and

•	level of capital investment.

According to BIA Financial Network, Inc.’s MEDIA Access Pro, the top 10 broadcasting companies ranked by number of full power, commercial television stations, currently own and/or operate over 50% of the total stations in the top 50 markets. This concentration is due in part to the four major networks owning stations primarily in larger markets. However, station ownership is more fragmented in our target markets. The top 10 companies in the medium-sized markets own and/or operate less than 30% of the total primary stations in these markets. In addition, in response to judicial directives to reevaluate a number of its media ownership rules, the FCC initiated an “omnibus” rulemaking proceeding on September 12, 2002. The FCC took action in connection with this proceeding on June 2, 2003 and revised its broadcast ownership media rules. The FCC has not yet released the text of its order adopting these changes, and the proposed rules are not yet effective. We believe that the fragmented ownership in our target markets, coupled with opportunities that may arise as a result of regulatory changes, create significant opportunities to expand our portfolio of stations that we operate or to which we provide services.

Operating Strategy

We seek to generate revenue growth through the following strategies:

Develop Leading Local Franchises

Each of the stations that we operate or provide services to creates a highly recognized local brand, primarily through the quality of its local news programming and community presence. In 13 of our 16 markets, we rank number one or number two in local news viewership. Strong local news typically generates high ratings among attractive demographic profiles and enhances audience loyalty, which results in higher ratings for programs both preceding and following the news. High ratings and strong community identity make the stations that we operate or provide services to more attractive to local advertisers. For the year ended December 31, 2002, we earned approximately one-third of our advertising revenue from spots aired during our local news programming. We continually invest in the news product of the stations and have increased the local news programming of the stations that we operate or provide services to, in the aggregate, by almost 50% to 328 hours per week since acquisition or our commencement of services. Extensive local sports coverage and active sponsorship of community events further differentiate us from our competitors and strengthen our community relationships and our local advertising appeal.

Emphasize Local Sales

We employ a high-quality local sales force in each of our markets to increase revenue from advertisers in our community by capitalizing on our investment in local programming. We believe that local advertising is attractive because our sales force is more effective with local advertisers, giving us a greater ability to influence this revenue source. Additionally, local advertising has historically been a more stable source of revenue than national advertising for television broadcasters. For the year ended December 31, 2002, the percentage of our total spot revenue, excluding political, from local advertising was 65.6%. In most of our markets we have increased the size and quality of our local sales force. Since acquiring our stations, Nexstar has added a net total of 26 commission-based account executives, a 34.0% increase in our overall sales force in the 14 stations that Nexstar owns. We also invest in our sales efforts by implementing comprehensive training programs and employing a sophisticated inventory tracking system to help maximize advertising rates and the amount of inventory sold in each time period.

Operate Duopoly Markets

Owning or providing services to more than one station in a given market enables us to broaden our audience share, enhance our revenue share and achieve significant operating efficiencies. Duopoly markets broaden audience share by providing programming from multiple networks with different targeted demographics. These markets increase revenue share by capitalizing on multiple sales forces.

Additionally, we achieve significant operating efficiencies by consolidating physical facilities, eliminating redundant management and leveraging capital expenditures between stations.

Maintain Strict Cost Controls

We emphasize strict controls on operating and programming costs in order to improve our results of operations. We continually seek to identify and implement cost savings at each of our stations and our overall size benefits each station with respect to negotiating favorable terms with programming suppliers and other vendors. By leveraging our size and corporate management expertise, we are able to achieve economies of scale by providing programming, financial, sales and marketing support to our entire station portfolio. Due to the significant negotiating leverage afforded by our scale and limited competition in our markets, we reduced our cash broadcast payments to 8.1% and 6.2% of net broadcast revenue for the years ended December 31, 2001 and 2002, respectively.

Capitalize on Multiple Network Affiliations

We currently operate or provide services to a balanced portfolio of television stations with diverse network affiliations, including NBC, CBS, ABC, and FOX/UPN affiliated stations which represented 46.6%, 31.2%, 16.6%, and 5.6%, respectively, of our 2002 net broadcast revenue. The networks provide these stations with quality programming, such as E.R., CSI: Crime Scene Investigation, Friends, 24 and The Practice and numerous sporting events such as NFL football, NCAA sports, PGA golf, and the Olympic Games. Because network programming and ratings change frequently, the diversity of our station portfolio’s network affiliations reduces our reliance on the quality of programming from a single network.

Attract and Retain High Quality Management

Nexstar seeks to attract and retain station general managers with proven track records in larger television markets by providing equity incentives not typically offered by other station operators in our markets. All of Nexstar’s station general managers have purchased equity interests in Nexstar and have an average of over 20 years of experience in the television broadcasting industry.

Stations

The following chart sets forth general information about our stations:

Market Rank	Market	Station	Affiliation	Status (1)	Station Rank (2)	Commercial Stations in Market (2)(3)	FCC License Expiration Date
53	Wilkes Barre-Scranton, PA	WBRE	NBC	O&O	2	4	8/1/07
		WYOU	CBS	LSA	3		8/1/07
56	Little Rock, AR	KARK*	NBC	LSA	3	4	8/1/07
77	Rochester, NY	WROC	CBS	O&O	1	4	6/1/07
81	Shreveport, LA	KTAL	NBC	O&O	3	5	8/1/06
82	Champaign-Springfield-Decatur, IL	WCIA	CBS	O&O	1	6	12/1/05
		WCFN	UPN	O&O	6		12/1/05
117	Peoria-Bloomington, IL	WMBD	CBS	O&O	2	5	12/1/05
		WYZZ	Fox	LSA	4		12/1/05
137	Beaumont-Port Arthur, TX	KBTV	NBC	O&O	3	3	8/1/06
142	Wichita Falls, TX Lawton, OK	KFDX	NBC	O&O	1	5	8/1/06
		KJTL	Fox	LSA	4		8/1/06
		KJBO-LP	UPN	LSA	—		8/1/06
143	Erie, PA	WJET	ABC	O&O	3	4	8/1/07
		WFXP	Fox	LSA	4		8/1/07
145	Joplin, MO-Pittsburg, KS	KSNF	NBC	O&O	2	3	2/1/06
		KODE	ABC	LSA	3		2/1/06
146	Terre Haute, IN	WTWO	NBC	O&O	2	3	8/1/05
158	Odessa-Midland, TX	KMID	ABC	O&O	3	6	8/1/06
163	Abilene-Sweetwater, TX	KTAB	CBS	O&O	2	5	8/1/06
		KRBC**	NBC	LSA	3	4	8/1/06
171	Dothan, AL	WDHN*	ABC	LSA	2	3	12/1/04
193	St. Joseph, MO	KQTV	ABC	O&O	1	1	2/1/06
196	San Angelo, TX	KACB**	NBC	LSA	2	4	8/1/06

*	Acquisition by Nexstar pending.
**	Acquisition by Mission pending.
(1)	O&O refers to stations that we own and operate. LSA, or local service agreement, is the general term we use to refer to a contract under which we provide services to a station owned and/or operated by an independent third party. Local service agreements include time brokerage agreements, shared services agreements, joint sales agreements, and outsourcing agreements. For further information regarding the LSAs to which we are party, see “Certain Transactions.”
(2)	Source: BIA Investing in Television 2002 4th Edition
(3)	The term “commercial station” means a television broadcast station and does not include non-commercial stations, religious stations, cable program services or networks, or stations, other than those that we own or provide services to, whose audience shares in the November 2002 Nielsen Survey Sunday to Saturday 9 a.m. to midnight were not measurable.

Wilkes Barre-Scranton, PA

WBRE

Station Profile.    Nexstar acquired WBRE, an NBC affiliate, in January 1998. For the November 2002 ratings period, WBRE ranked second in its market, with an in-market audience share of 26.0%. The station’s syndicated programming includes Wheel of Fortune, The Oprah Winfrey Show and Dr. Phil.

WYOU

Station Profile.    Nexstar acquired WYOU, a CBS affiliate, in June 1996 and sold it to Mission in 1998, when WYOU entered into a shared services agreement with WBRE. For the November 2002 ratings period, WYOU ranked third in its market, with an in-market audience share of 21.0%. The station’s syndicated programming includes Seinfeld, Entertainment Tonight and Judge Judy.

Little Rock, AR

KARK

Station Profile.    Nexstar entered into an agreement to purchase KARK from Morris Multimedia in December 2002. The transaction is expected to close in the third quarter of 2003. Nexstar began providing the programming and selling the advertising time on KARK under a time brokerage agreement in February 2003. For the November 2002 ratings period, KARK ranked third in its market, with an in-market audience share of 25.0%. The station’s syndicated programming includes Montel Williams, Judge Judy and Entertainment Tonight.

Rochester, NY

WROC

Station Profile.    Nexstar acquired WROC, a CBS affiliate, in December 1999. For the November 2002 ratings period, WROC ranked first in its market, with an in-market audience share of 30.0%. The station’s syndicated programming includes Jeopardy, Wheel of Fortune and Entertainment Tonight.

Shreveport, LA

KTAL

Station Profile.    Nexstar acquired KTAL, an NBC affiliate, in November 2000. For the November 2002 ratings period, KTAL ranked third in its market, with an in-market audience share of 19.0%. The station’s syndicated programming includes Wheel of Fortune, The Maury Povich Show and Divorce Court.

Champaign-Springfield-Decatur, IL

WCIA

Station Profile.    Nexstar acquired WCIA, a CBS affiliate, in January 2001. For the November 2002 ratings period, WCIA ranked first in its market, with an in-market audience share of 36.0%. The station’s syndicated programming includes The Oprah Winfrey Show, Frasier and Dr. Phil.

WCFN

Station Profile.    Nexstar acquired WCFN in conjunction with the WCIA acquisition. Nexstar formerly operated WCFN as a reduced-power satellite to simulcast WCIA’s signal in the southwest portion of the DMA. The FCC granted duopoly status for WCFN and Nexstar entered into an affiliate agreement with UPN to create an additional broadcasting outlet. WCFN was launched as a stand-alone station in April 2002, which allows the station to benefit from substantial operational efficiencies, and resulted in additional inventory to sell in the market. The station’s syndicated programming includes The Steve Harvey Show, Cheers and M.A.S.H.

Peoria-Bloomington, IL

WMBD

Station Profile.    Nexstar acquired WMBD, a CBS affiliate, in January 2001. For the November 2002 ratings period, WMBD ranked second in its market, with an in-market audience share of 30.0%. The station’s syndicated programming includes Judge Judy, Wheel of Fortune and Jeopardy.

WYZZ

Station Profile.    Nexstar entered into an outsourcing agreement with a subsidiary of Sinclair Broadcasting Group, Inc. effective December 1, 2001. The agreement allows Nexstar to provide certain engineering, production, sales and administrative services for WYZZ, the Fox affiliate. The parties share the combined broadcast cash flow, as defined in the agreement, generated by WYZZ and WMBD. For the November 2002 ratings period, WYZZ ranked fourth in its market, with an in-market audience share of 9.0%. The station’s syndicated programming includes Everybody Loves Raymond, The Simpsons and Frasier.

Beaumont-Port Arthur, TX

KBTV

Station Profile.    Nexstar acquired KBTV, an NBC affiliate, in January 1998. For the November 2002 ratings period, KBTV ranked third in its market, with an in-market audience share of 19.0%. The station’s syndicated programming includes Jeopardy, Hollywood Squares and Montel Williams.

Wichita Falls, TX-Lawton, OK

KFDX

Station Profile.    Nexstar acquired KFDX, an NBC affiliate, in January 1998. For the November 2002 ratings period, KFDX ranked first in its market, with an in-market audience share of 34.0%. The station’s syndicated programming includes Entertainment Tonight, Montel Williams and Dr. Phil.

KJTL

Station Profile.    Mission acquired KJTL, a Fox affiliate, in June 1999. For the November 2002 ratings period, KJTL ranked fourth in its market, with an in-market audience share of 10.0%. The station’s syndicated programming includes Frasier, Friends and Everybody Loves Raymond.

KJBO-LP

Station Profile.    Mission acquired KJBO-LP, a UPN affiliate, in June 1999. The station’s syndicated programming includes Spin City, Third Rock From The Sun and The Hughleys.

Joplin, MO-Pittsburg, KS

KSNF

Station Profile.    Nexstar acquired KSNF, an NBC affiliate, in January 1998. For the November 2002 ratings period, KSNF ranked second in its market, with an in-market audience share of 32.0%. The station’s syndicated programming included Judge Judy, Friends and Montel Williams.

KODE

Station Profile.    Mission acquired KODE, an ABC affiliate, in September 2002. From December 2001 through September 2002, Mission provided the programming and sold the advertising time on KODE pursuant to a time brokerage agreement with GOCOM Holdings LLC. For the November 2002 ratings period, KODE ranked third in its market, with an in-market audience share of 29.0%. The station’s syndicated programming includes Seinfeld, Jeopardy and The Oprah Winfrey Show.

Erie, PA

WJET

Station Profile.    Nexstar acquired WJET, an ABC affiliate, in January 1998. For the November 2002 ratings period, WJET ranked third in its market, with an in-market audience share of 28.0%. The station’s syndicated programming includes Frasier, Seinfeld and Everybody Loves Raymond.

WFXP

Station Profile.    Nexstar began its time brokerage agreement with WFXP, a Fox affiliate, in August 1998. In November 1998, Mission acquired WFXP. For the November 2002 ratings period, WFXP ranked fourth in its market, with an in-market audience share of 9.0%. The station’s syndicated programming includes Friends, The Simpsons and That 70’s Show.

Terre Haute, IN

WTWO

Station Profile.    Nexstar acquired WTWO, an NBC affiliate, in April 1997. For the November 2002 ratings period, WTWO ranked second in its market, with an in-market audience share of 39.0%. The station’s syndicated programming includes The Oprah Winfrey Show, Jeopardy and Wheel of Fortune.

Odessa-Midland, TX

KMID

Station Profile.    Nexstar acquired KMID, an ABC affiliate, in September 2000. For the November 2002 ratings period, KMID ranked third in its market, with an in-market audience share of 20.0%. The station’s syndicated programming includes The Oprah Winfrey Show, Wheel of Fortune and Jeopardy.

Abilene-Sweetwater, TX

KTAB

Station Profile.    Nexstar purchased KTAB, a CBS affiliate, in August 1999. For the November 2002 ratings period, KTAB ranked second in its market, with an in-market audience share of 30.0%. The station’s syndicated programming includes The Oprah Winfrey Show, Wheel of Fortune and Jeopardy.

KRBC

Station Profile.    Mission entered into an agreement to purchase KRBC from LIN Television in December 2002. The transaction is expected to close on June 13, 2003. Mission began providing programming to and selling the advertising time for KRBC under a local marketing agreement in January 2003. For the November 2002 ratings period, KRBC ranked third in its market, with an in-market audience share of 24.0%. The station’s syndicated programming includes Entertainment Tonight, Maury Povich Show and King of the Hill.

Dothan, AL

WDHN

Station Profile.    Nexstar entered into an agreement to purchase WDHN from Morris Multimedia in December 2002. The transaction is expected to close in the third quarter of 2003. Nexstar began providing programming to and selling the advertising time for WDHN under a time brokerage agreement in February of 2003. For the November 2002 ratings period, WDHN ranked second in its market with an in-market audience share of 19.0%. The station’s syndicated programming includes Montel Williams, Dr. Phil and Judge Judy.

St. Joseph, MO

KQTV

Station Profile.    Nexstar acquired KQTV, an ABC affiliate, in April 1997. KQTV is the only commercial television station in its market. In the November 2002 ratings period, KQTV had an in-market audience share of 94.0%. The station’s syndicated programming includes The Oprah Winfrey Show, Wheel of Fortune and Friends.

San Angelo, TX

KACB

Station Profile.    Mission entered into an agreement to purchase KACB from LIN Television in December 2002. The transaction is expected to close on June 13, 2003. Mission began operating KACB under a local marketing agreement in January 2003. For the November 2002 ratings period, KACB ranked third in its market, with an in-market audience share of 16.0%. The station’s syndicated programming includes the Maury Povich Show, King of the Hill and Entertainment Tonight.

Trademarks

This prospectus makes reference to our trademarks. We also refer to the following trademarks/tradenames which are owned by the third parties referenced in parentheses: King of the Hill, The Simpsons, Divorce Court, CSI: Crime Scene Investigation, M.A.S.H., 24 (20th Century Fox Film Corporation); Seinfeld, Ricki Lake, The Steve Harvey Show (Columbia Tristar Television Distribution, a unit of Sony Pictures); Judge Judy, Entertainment Tonight, Spin City, Montel, Frasier, The Practice, Cheers (Paramount Distribution, a division of Viacom Inc.); The Rosie O’Donnell Show, Friends, E.R. (Warner Brothers Domestic Television Distribution, a division of Time Warner Entertainment Co. LP); The Maury Povich Show (Studios USA Television Distribution LLC); Everybody Loves Raymond (Eyemark Entertainment); and The Oprah Winfrey Show, Wheel of Fortune, Jeopardy, Hollywood Squares (King World Productions, Inc.).

Competition

Our stations directly compete for audience share, programming and advertising revenue with the other television broadcast stations in each of our markets. Information on our audience share for recent periods as compared to our direct competitors is set forth in the tables above. We also compete generally for audience share and advertising revenue with all other advertising outlets, including radio stations, cable television, newspapers and the Internet. On a larger scale, we compete for audience share against all the other leisure activities in which one could choose to engage rather than watch television. For more information about competition in our industry generally, see “—Competition in the Television Industry.”

Industry Background

Industry Overview

All television stations in the country are grouped by A.C. Nielsen Company, a national audience measuring service, into 210 generally recognized television markets, known as designated market areas, or DMAs, that are ranked in size according to various metrics based upon actual or potential audience. Each DMA is an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. A.C. Nielsen periodically publishes data on estimated audiences for the television stations in the various television markets throughout the country. The estimates are expressed in terms of a “rating,” which is a station’s percentage of the total potential audience in the market, or a “share,” which is the station’s percentage of the audience actually watching television. A.C. Nielsen provides this data on the basis of local television households and selected demographic groupings in the market. A.C. Nielsen uses two methods of determining a station’s ratings. In larger geographic markets, A.C. Nielsen uses a combination of meters connected directly to selected television sets and weekly diaries of television viewing, while in smaller markets A.C. Nielsen uses only weekly diaries.

Whether or not a station is affiliated with one of the four major networks (NBC, ABC, CBS or FOX) has a significant impact on the composition of the station’s revenues, expenses and operations. A typical network affiliate receives a significant part of its programming including during prime-time hours from the network. This programming, along with cash payments for NBC, ABC and CBS affiliates, is provided to the affiliate by the network in exchange for a substantial majority of the advertising time during network programs. The network then sells this advertising time and retains the revenues. The affiliate retains the revenues from the remaining advertising time sold during network programs and from advertising time sold during non-network programs.

Broadcast television stations compete for advertising revenues primarily with other commercial broadcast television stations, and, to a lesser extent, with newspapers, radio stations and cable system operators serving the same market. Non-commercial, religious and Spanish-language broadcasting stations in many markets also compete with commercial stations for viewers. In addition, the Internet and other leisure activities may draw viewers away from commercial television stations.

Television Broadcasting History

Commercial television broadcasting began in the United States on a regular basis in the 1940s. There are a limited number of channels available for broadcasting in any one geographic area. Television stations can be distinguished by the frequency on which they broadcast. Television stations that broadcast over the very high frequency or VHF band (channels 2-13) of the spectrum generally have some competitive advantage over television stations which broadcast over the ultra-high frequency or UHF band (channels above 13) of the spectrum because the former usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers and the expansion of cable television systems have reduced the VHF signal advantage. Any disparity between VHF and UHF is likely to diminish even further in the coming era of digital television.

Through the 1970s, network television broadcasters enjoyed virtual dominance in viewership and television advertising revenue because network-affiliated stations competed only with each other in most local markets. Beginning in the 1980s and continuing through today, however, this level of dominance changed as more local stations were authorized by the FCC and marketplace choices expanded with the growth of independent stations, new networks such as UPN, WB and PAX, and cable and satellite television services.

Cable television systems, which grew at a rapid rate beginning in the early 1970s, were initially used to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming. With the increase in cable penetration, the advertising share of cable networks has increased. Notwithstanding these increases in cable viewership and advertising, over-the-air broadcasting remains the primary distribution system for mass market television advertising. Basic cable penetration (the percentage of television households which are connected to a cable system) in our television markets ranges from 52.0% to 80.0%.

Direct broadcast satellite, or DBS, systems have also rapidly increased their penetration rate in the last decade, capturing more than 13% of U.S. households. DBS services provide nationwide distribution of video programming (including in some cases pay-per-view programming and programming packages unique to DBS) using small receiving dishes and digital transmission technologies. In November 1999, Congress passed the

Satellite Home Viewer Improvement Act, which gives DBS operators the ability to distribute the signals of local television stations to subscribers in the stations’ local market areas, or local-into-local service. Although DBS providers are not currently offering local-into-local service in any of our markets, the ability to offer local stations in some markets has resulted in an increase in the DBS penetration rate in other markets. Moreover, we have received notice that DirecTV and EchoStar intend to begin service in the Wilkes Barre-Scranton and Rochester markets in the near future.

In acquiring programming to supplement network programming, network affiliates compete with other broadcasting stations in their markets. Cable systems generally do not compete with local stations for programming. In the past, the cost of programming increased dramatically, primarily because of an increase in the number of new independent stations and a shortage of desirable programming. Recently, however, program prices have stabilized as a result of increases in the supply of programming.

The FCC finalized its allotment of new advanced television channels to existing broadcast stations in the first half of 1998. Advanced television is a digital television, or DTV, transmission system that delivers improved video and audio signals including high definition television and also has substantial multiplexing and data transmission capabilities. For each licensed television station, the FCC has allocated a matching DTV channel. Under current FCC guidelines, all commercial television station operators were required to complete construction of and begin broadcasting with digital transmission systems no later than May 1, 2002, unless they obtained extensions of time. Network affiliated stations in the top 10 markets were required to begin digital broadcasting by May 1999, and in the top 30 markets by November 1, 1999. By the end of 2006, the FCC expects television broadcasters to cease non-digital broadcasting and return one of their channels to the U.S. government, provided that 85.0% of households within the relevant DMA have the capability to receive a digital signal.

Advertising Sales

General

Television station revenue is primarily derived from the sale of local and national advertising. Television stations compete for advertising revenue primarily with other broadcast television stations, radio stations, cable system operators and programmers, and newspapers serving the same market.

All network-affiliated stations are required to carry advertising sold by their networks which reduces the amount of advertising time available for sale by our stations. Our stations sell the remaining advertising to be inserted in network programming and the advertising in non-network programming, retaining all of the revenue received from these sales. A national syndicated program distributor will often retain a portion of the available advertising time for programming it supplies in exchange for no fees or reduced fees charged to the stations for such programming. These programming arrangements are referred to as barter programming.

Advertisers wishing to reach a national audience usually purchase time directly from the networks, or advertise nationwide on a case-by-case basis. National advertisers who wish to reach a particular region or local audience often buy advertising time directly from local stations through national advertising sales representative firms. Local businesses purchase advertising time directly from the stations’ local sales staffs.

Advertising rates are based upon a number of factors, including:

•	a program’s popularity among the viewers that an advertiser wishes to target;

•	the number of advertisers competing for the available time;

•	the size and the demographic composition of the market served by the station;

•	the availability of alternative advertising media in the market area;

•	the effectiveness of the sales forces; and

•	development of projects, features and programs that tie advertiser messages to programming.

Advertising rates are also determined by a station’s overall ability to attract viewers in its market area, as well as the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting. Advertising revenue is positively affected by strong local economies, national and regional political election campaigns, and certain events such as the Olympic Games or the Super Bowl. Because television broadcast stations rely on advertising revenue, declines in advertising budgets, particularly in recessionary periods, adversely affect the broadcast industry, and as a result may contribute to a decrease in the revenue of broadcast television stations.

Local Sales

Local advertising time is sold by each station’s local sales staff who call upon advertising agencies and local businesses, which typically include car dealerships, retail stores and restaurants. Compared to revenue from national advertising accounts, revenue from local advertising is generally more stable and more controllable. We seek to attract new advertisers to television and to increase the amount of advertising time sold to existing local advertisers by relying on experienced local sales forces with strong community ties, producing news and other programming with local advertising appeal and sponsoring or co-promoting local events and activities. We place a strong emphasis on the experience of our local sales staff and maintain an on-going training program for sales personnel.

National Sales

National advertising time is sold through national sales representative firms which call upon advertising agencies, whose clients typically include automobile manufacturers and dealer groups, telecommunications companies, fast food franchisers, and national retailers (some of which may advertise locally).

Network Affiliations

Each station is affiliated with its network pursuant to an affiliation agreement, as described in the following table:

Station	Market	Affiliation	Expiration
KRBC**	Abilene-Sweetwater, TX	NBC	December 2010
KACB**	San Angelo, TX	NBC	December 2010
KSNF	Joplin, MO-Pittsburg, KS	NBC	December 2008
KFDX	Wichita Falls, TX-Lawton, OK	NBC	December 2008
KBTV	Beaumont-Port Arthur, TX	NBC	December 2008
WTWO	Terre Haute, IN	NBC	December 2008
WBRE	Wilkes Barre-Scranton, PA	NBC	December 2008
KODE	Joplin, MO-Pittsburg, KS	ABC	December 2007
WYOU	Wilkes Barre-Scranton, PA	CBS	December 2007
KQTV	St. Joseph, MO	ABC	April 2007
WCFN	Champaign-Springfield-Decatur, IL	UPN	April 2007
KARK*	Little Rock, AR	NBC	January 2007
WFXP	Erie, PA	Fox	June 2006
KJTL	Wichita Falls, TX-Lawton, OK	Fox	June 2006
WROC	Rochester, NY	CBS	December 2005
KTAL	Shreveport, LA	NBC	December 2005
WMBD	Peoria-Bloomington, IL	CBS	September 2005
WCIA	Champaign-Springfield-Decatur, IL	CBS	September 2005
KMID	Odessa-Midland, TX	ABC	July 2005
WYZZ	Peoria-Bloomington, IL	Fox	June 2005
WJET	Erie, PA	ABC	January 2005
KTAB	Abilene-Sweetwater, TX	CBS	December 2004
WDHN*	Dothan, AL	ABC	December 2004
KJBO-LP	Wichita Falls, TX-Lawton, OK	UPN	September 2004***

*	Acquisition by Nexstar pending.
**	Acquisition by Mission pending.
***	Or upon 30 days prior written notice by UPN.

Each affiliation agreement provides the affiliated station with the right to broadcast all programs transmitted by the network with which it is affiliated. In exchange, the network has the right to sell a substantial majority of the advertising time during these broadcasts. In addition, for each hour that the station elects to broadcast network programming, the network pays the station a fee (with the exception of Fox and UPN), specified in each affiliation agreement, which varies with the time of day. Typically, prime time programming (Monday through Saturday from 8:00 p.m. to 11:00 p.m., Eastern Standard Time and Sunday from 7:00 p.m. to 11:00 p.m., Eastern Standard Time) generates the highest hourly rates.

Competition in the Television Industry

Competition in the television industry takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors that are material to a television station’s competitive position include signal coverage and assigned frequency. The broadcasting industry is continually faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and governmental restrictions or actions of federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on our operations.

Audience

Stations compete for viewership generally against other leisure activities in which one could choose to engage rather than watch television. Broadcast stations compete for audience share specifically on the basis of program popularity, which has a direct effect on advertising rates. A portion of the daily programming on the NBC, CBS, ABC, FOX and UPN affiliated stations that we own or provide services to is supplied by the network with which each station is affiliated. In those periods, the stations are dependent upon the performance of the network programs in attracting viewers. Stations program non-network time periods with a combination of self-produced news, public affairs and other entertainment programming, including films and syndicated programs purchased for cash, cash and barter, or barter only.

Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenue because network-affiliated stations competed only with each other in most local markets. However, the development of methods of video transmission other than over-the-air broadcasting, and in particular the growth of cable television, has significantly altered competition for audience share in the television industry. In addition, DBS providers, such as DirecTV and EchoStar, offer nationwide distribution of video programming (including, in some cases, pay-per-view programming and programming packages unique to DBS) using small receiving dishes and digital transmission technology. These other transmission methods can increase competition for a broadcasting station by bringing into its market distant broadcasting signals not otherwise available to the station’s audience. Other sources of competition include home entertainment systems, such as VCRs, DVDs and television game devices. Transmission of video programming over broadband Internet may be a future source of competition to television broadcasters.

Although cable television systems were initially used to retransmit broadcast television programming to subscribers in areas with poor broadcast signal reception, significant increases in cable television penetration and cable programming services occurred throughout the 1970s and 1980s in areas that did not have signal reception problems. As the technology of satellite program delivery to cable systems advanced in the late 1970s, development of programming for cable television accelerated dramatically, resulting in the emergence of multiple, national-scale program alternatives and the rapid expansion of cable television and higher subscriber growth rates. Historically, cable operators have not sought to compete with broadcast stations for a share of the local news audience. Recently, however, certain cable operators have elected to compete for these audiences and the increased competition could have an adverse effect on our advertising revenue.

Further advances in technology may increase competition for household audiences and advertisers. The increased use of digital technology by cable systems and DBS, along with video compression techniques, will reduce the bandwidth required for television signal transmission. These technological developments are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reductions in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized “niche” programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these or other technological changes will have on the broadcast television industry or on the future results of our operations.

Programming

Competition for programming involves negotiating with national program distributors or syndicators that sell first-run and rerun packages of programming. Our stations compete against in-market broadcast station operators for exclusive access to off-network reruns (such as Seinfeld) and first-run product (such as Entertainment Tonight) in their respective markets. Increasingly, our stations are competing against other networks with respect to first-run programming. The broadcast networks are rerunning the same episode of a network program on affiliated cable or broadcast networks, often in the same week that it aired on one of our stations. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. AOL Time Warner Inc., General Electric Company, Viacom Inc., The News Corporation Limited and the Walt Disney Company each owns a television network and also owns or controls major production studios, which are the primary source of programming for the networks. It is uncertain whether in the future such programming, which is generally subject to short-term agreements between the studios and the networks, will be moved to the networks. Television broadcasters also compete for non-network programming unique to the markets they serve. As such, stations strive to provide exclusive news stories, unique features such as investigative reporting and coverage of community events and to secure broadcast rights for regional and local sporting events.

Advertising

In addition to competing with other media outlets for audience share, our stations compete for advertising revenue with:

•	other television stations in their respective markets; and

•	other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail, local cable systems and the Internet.

Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets. Generally, a television broadcasting station in a particular market does not compete with stations in other market areas.

Federal Regulation of Television Broadcasting

The following is a brief discussion of certain provisions of the Communications Act of 1934, as amended (“Communications Act”), and the FCC’s regulations and policies that affect the business operations of television broadcasting stations. For more information about the nature and extent of the FCC regulation of television broadcasting stations you should refer to the Communications Act and the FCC’s rules, public notices, and rulings. Over the years, Congress and the FCC have added, amended and deleted statutory and regulatory requirements to which station owners are subject. Some of these changes have a minimal business impact whereas others may significantly affect the business or operation of individual stations or the broadcast industry as a whole. The following discussion summarizes statutory and regulatory requirements and policies currently in effect.

License Grant and Renewal

Television broadcast licenses are granted for a maximum term of eight years and are subject to renewal upon application to the FCC. The FCC is required to grant an application for license renewal if during the preceding term the station served the public interest, the licensee did not commit any serious violations of the Communications Act or the FCC’s rules, and the licensee committed no other violations of the Communications Act or the FCC’s rules which, taken together, would constitute a pattern of abuse. The vast majority of renewal applications are routinely renewed under this standard. If a licensee fails to meet this standard the FCC may still grant renewal on terms and conditions that it deems appropriate, including a monetary forfeiture or renewal for a term less than the normal eight-year period.

During certain limited periods after a renewal application is filed, interested parties, including members of the public, may file petitions to deny a renewal application to which the licensee/renewal applicant is entitled to respond. After reviewing the pleadings, if the FCC determines that there is a substantial and material question of fact whether grant of the renewal application would serve the public interest, the FCC is required to hold a trial-type hearing on the issues presented. If, after the hearing, the FCC determines that the renewal applicant has met the renewal standard the FCC must grant the renewal application. If the licensee/renewal applicant fails to meet the renewal standard or show that there are mitigating factors entitling it to renewal subject to appropriate sanctions, the FCC can deny the renewal application. In the vast majority of cases where a petition to deny is filed against a renewal, the FCC ultimately grants the renewal without a hearing.

No competing application for authority to operate a station and replace the incumbent licensee may be filed against a renewal application unless the FCC first determines that the incumbent licensee is not entitled to license renewal.

In addition to considering rule violations in connection with a license renewal application, the FCC may sanction a station operator for failing to observe FCC rules and policies during the license term, including the imposition of a monetary forfeiture.

The FCC prohibits the assignment or the transfer of control of a broadcasting license without prior FCC approval.

Foreign Ownership

The Communications Act limits the extent of non-U.S. ownership of companies that own U.S. broadcast stations. Under this restriction, a U.S. broadcast company such as ours may have no more than 25% non-U.S. ownership. Because Nexstar’s majority equityholder, ABRY, has a substantial level of foreign investment, the amount of additional foreign investment that may be made in Nexstar is limited.

Other Ownership Restrictions

The FCC has rules which establish limits on the ownership of broadcast stations. These ownership limits apply to attributable interests in a station licensee held by an individual, corporation, partnership or other entity. In the case of corporations, officers, directors and voting stock interests of 5% or more (20% or more in the case of qualified investment companies, such as insurance companies and bank trust departments) are considered attributable interests. For partnerships, all general partners and non-insulated limited partners are attributable. Limited liability companies are treated the same as partnerships. The FCC also considers attributable the holder of more than 33% of a licensee’s total assets (defined as total debt plus total equity), if that person or entity also provides over 15% of the station’s total weekly broadcast programming or has an attributable interest in another media entity in the same market which is subject to the FCC’s ownership rules, such as a radio or television station or daily newspaper.

Local Ownership (Duopoly Rule)

Prior to August 1999, no party could have attributable interests in two television stations if those stations had overlapping service areas (which generally meant one station per market), although the FCC did not attribute local marketing agreements involving a second station with an overlapping service area. In August 1999, the FCC adopted new rules which allowed the ownership of two stations in a single market (defined using A.C. Nielsen Company’s DMAs) if (1) the two stations do not have overlapping service areas, or (2) after the combination there are at least eight independently owned and operating full-power television stations and one of the combining stations is not ranked among the top four stations in the DMA. The FCC will consider waivers of the rule to permit the ownership of a second station in a market in cases where the second station is a failed, failing or unbuilt station. Absent these circumstances, ownership of only one television station in a market is permitted. “Satellite” stations were an exception to the prior FCC local ownership/duopoly rules and remain an exception under the new rules.

The FCC now attributes and counts towards the local ownership limits another in-market station that a station owner programs pursuant to a local marketing agreement if it provides more than 15% of the second station’s weekly broadcast programming. However, such local marketing agreements entered into prior to November 5, 1996, are exempt from attribution for approximately five years from the adoption of the revised rule (which was adopted in 1999); this “grandfathered” period is subject to possible extension. Parties to local marketing agreements entered into on or after November 5, 1996, that would result in attribution of two stations in a market in violation of the ownership limits had until August 5, 2001, to come into compliance with the new ownership rules. The U.S. Court of Appeals for the District of Columbia Circuit has remanded this rule to the FCC for further consideration with respect to the number of media “voices” that must remain in the market to allow a duopoly. On September 12, 2002, the FCC initiated an “omnibus” rulemaking proceeding in which it is considering revisions to this rule. The FCC is scheduled to adopt a decision in this proceeding on June 2, 2003.

The only market in which we currently operate stations that has the eight or more stations that allow us to own two stations in the market is Champaign-Springfield-Decatur, Illinois. In all of the markets where we own a station and have entered into LSAs, except for one, we do not provide programming other than news (comprising less than 15% of the second station’s programming) to the second station and are not therefore attributed with the second station. In the one market where Nexstar does provide greater than 15% of the programming to the second station, WFXP in Erie, Pennsylvania, the local marketing agreement was entered into prior to November 5, 1996. Therefore, it is grandfathered under the FCC’s ownership rules and Nexstar may continue to operate under the terms of that agreement until at least 2004. When the FCC enacted this rule, it stated that it would review such agreements as part of its 2004 Biennial Review.

National Ownership

There is no nationwide limit on the number of television stations which a party may own. However, no party may have an attributable interest in television stations which, in the aggregate, cover more than 35.0% of all U.S. television households. In calculating the nationwide audience coverage, the ownership of UHF stations is counted as 50.0% of a market’s percentage of the total national audience. The stations we own or provide services to have a combined national audience reach of approximately 3.5% of television households. On February 19, 2002, the U.S. Court of Appeals for the D.C. Circuit vacated the FCC’s decision not to modify or repeal this rule and remanded this rule to the FCC for further consideration. The National Association of Broadcasters and the FCC filed with the Court of Appeals a request for rehearing or rehearing en banc of this decision. The Court of Appeals denied rehearing. Revisions to this rule now are under consideration in the FCC’s “omnibus” rulemaking proceeding on broadcast ownership referred to above.

Radio/Television Cross-Ownership Rule

The “one-to-a-market” rule limits the common ownership or control of radio and television stations in the same market. In August 1999, the FCC amended its rules to increase the number of stations that may be commonly owned, subject to standards based on the number of independently owned media voices that would remain in the market after the combination. In markets with at least 20 independently owned media outlets, ownership of one television station and up to seven radio stations, or two television stations (if allowed under the television duopoly rule) and six radio stations is permitted. If the number of independently owned media outlets is fewer than 20 but greater than or equal to 10, ownership of one television station (or two if allowed) and four radio stations is permitted. In markets with fewer than 10 independent media voices, ownership of one television station (or two if allowed) and one radio station is permitted. In calculating the number of independent media voices the FCC includes all radio and television stations, independently owned cable systems (counted as one voice if cable is generally available in the market), and independently owned daily newspapers which have circulation that exceeds 5% of the households in the market. When the FCC adopted the new one-to-a-market limits in August 1999, it eliminated the waiver policy that previously applied for failed stations.

Local Television/Cable Cross-Ownership Rule

For many years, an FCC rule prohibited any cable television system (including all parties under common control) from carrying the signal of any television broadcast station that had a predicted service area that overlapped, in whole or in part, the cable system’s service area, if the cable system (or any of its attributable principals) had an attributable interest in the television station. On February 19, 2002, the U.S. Court of Appeals for the D.C. Circuit directed the FCC to repeal this rule in its entirety. The Court of Appeals denied petitions for rehearing of this decision, and the FCC decided not to appeal the decision to the U.S. Supreme Court. Therefore, this rule no longer exists.

Local Television/Newspaper Cross-Ownership Rule

The FCC prohibits any party from having an attributable interest in a television station and a daily newspaper if the television station’s Grade A signal contour encompasses the entire community in which the newspaper is published. In September 2001, the FCC issued a Notice of Proposed Rule Making in which the FCC proposed to eliminate its local television/daily newspaper cross-ownership prohibition. Comments were filed in December 2001 and reply comments were due February 15, 2002. However, the FCC has consolidated this proceeding with its “omnibus” proceeding that began on September 12, 2002.

Cable “Must-Carry” or Retransmission Consent Rights

Every three years television broadcasters are required to make an election whether they choose to exercise their “must-carry” or retransmission consent rights in connection with the carriage of their analog signal on cable television systems within their DMA. The most recent election was made October 1, 2002, and is effective for the three-year period beginning January 1, 2003. The next election date is October 1, 2005, for the three-year period beginning January 1, 2006.

If a broadcaster chooses to exercise its must-carry rights, it may request cable system carriage on its over-the-air channel or another channel on which it was carried on the cable system as of a specified date. A cable system generally must carry the station’s signal in compliance with the station’s carriage request, and in a manner that makes the signal available to all cable subscribers. However, must-carry rights are not absolute, and whether a cable system is required to carry the station on its system, or in the specific manner requested, depends on variables such as the location, size and number of activated channels of the cable system and whether the station’s programming duplicates, or substantially duplicates the programming of another station carried on the cable system. If certain conditions are met, a cable system may decline to carry a television station that has elected must-carry status, although it is unusual for all the required conditions to exist.

If a broadcaster chooses to exercise its retransmission consent rights, a cable television system which is subject to that election may not carry the station’s signal without the station’s consent. This generally requires the cable system and television station operator to negotiate the terms under which the television station will consent to the cable system’s carriage of the station.

In most instances, Nexstar’s stations have elected to exercise their retransmission consent rights rather than must-carry status, and have negotiated retransmission consent agreements with cable television systems in their markets. The terms of these agreements generally range from three to ten years and provide for the carriage of the stations’ signals. Except for WYOU and KODE, Mission’s stations have opted for must-carry status.

Direct-to-Home Satellite Services and Must-Carry

In November 1999, Congress enacted the Satellite Home Viewer Improvement Act of 1999, or SHVIA. This statute required providers of direct broadcast satellite services such as DirectTV and EchoStar, by January 1, 2002, to carry upon request the signals of all local television stations in a DMA in which the satellite service provider is carrying at least one local television station’s signal. Satellite providers also may provide network service from a station outside a local market to subscribers in the market who are “unserved” by a local station affiliated with the same network. Unserved generally refers to a satellite subscriber who is unable, using a conventional outdoor rooftop antenna, to receive a “Grade B” signal of a local network affiliated station. If a subscriber is able to receive a Grade B quality signal from a local network affiliate then, subject to certain exceptions, the subscriber is not eligible to receive that network’s programming from an out-of-market affiliate carried on the satellite service.

Prior to January 1, 2002, in those markets where satellite providers had elected to provide carriage of local television stations, such carriage was generally limited to the local affiliates of the major networks, including ABC, CBS, NBC and Fox. As of January 1, 2002, satellite carriers that provide any local-into-local service in a market must carry, upon request, all stations in that market that have elected mandatory carriage, and DBS operators are now providing other local stations in local-into-local markets, including some noncommercial, independent and foreign language stations. A judicial challenge to the SHVIA must-carry requirement was unsuccessful. At this time there is no satellite carriage of any local stations in any of our markets; however, EchoStar and DirectTV provided notice that they intend to begin such service in the Wilkes Barre-Scranton and Rochester markets. We cannot state when or if such carriage will commence.

In November 2000, the FCC adopted rules implementing the requirements of SHVIA. These include requiring commercial television stations to elect between retransmission consent and must-carry status. The first election, which was to be made by July 1, 2001, for carriage to commence January 1, 2002, is for a four-year period. Beginning in 2006, the cable and satellite election periods will coincide and occur every three years. Market areas are based on A.C. Nielsen’s DMAs. Satellite carriers are not required to carry duplicative network signals from a local market unless the stations are licensed to different communities in different states. Satellite carriers are required to carry all local television stations in a contiguous manner on their channel line-up and may not discriminate in their carriage of stations.

Potential Relaxation of Certain Rules

Certain of the FCC’s rules and regulations regarding the ownership of television broadcast stations are under review by the FCC and may be relaxed in the future, including the Local Ownership Duopoly Rule, the National Ownership Rule and the Local Television/Newspaper Cross-Ownership Rule. The FCC launched an “omnibus” rulemaking proceeding on September 12, 2002 to determine whether to keep, relax or eliminate several of its media ownership rules, and incorporated its existing open proceeding on the Local Television/Newspaper Cross-Ownership Rule into the new omnibus proceeding. Comments and reply comments have been filed, and this proceeding is now under consideration by the FCC.

On June 2, 2003, the FCC took action in the omnibus rulemaking proceeding and revised its broadcast media ownership rules. The FCC modified its national television station cap to allow broadcasters to own television stations with an aggregate national reach of 45 percent, while retaining the UHF discount. The FCC also modified its local TV ownership (duopoly) rule to allow ownership of two stations by one owner in any market with five or more stations (and ownership of three or more stations in any market with 18 or more stations), provided, however, that the owner of one of the top-four rated stations in a market cannot acquire another station rated among the top four in its market. The FCC also eliminated its newspaper/broadcast and radio/TV cross-ownership rules, replacing both rules with a new multi-platform ownership restriction. The FCC has not yet released the text of its order adopting these changes and the proposed rules are not yet effective. It is expected that some parties will file petitions for reconsideration with the FCC asking that these rule changes be modified, and that some parties will appeal these FCC actions to the U.S. Court of Appeals.

Digital Television

Advanced television is a DTV transmission system that delivers video and audio signals of higher quality (including high definition television) than the existing analog transmission system. DTV also has substantial capabilities for multiplexing (the broadcast of several programs concurrently) and data transmission. The FCC assigned new DTV channels to existing television stations in the first half of 1997. For each licensed television station the FCC allocated a DTV channel (which is different from the station’s analog channel). In general, the DTV channels assigned to television stations are intended to allow stations to have their DTV coverage areas replicate their analog coverage areas. However, there are a number of variables which will ultimately determine the extent to which a station’s DTV operation will provide such replication. Under certain circumstances, a station’s DTV operation may cover less geographic area than the station’s current analog signal. The introduction of digital television will require consumers to purchase new televisions that are capable of receiving and displaying DTV signals, or adapters to receive DTV signals and convert them to an analog signal for display on their existing receivers.

FCC regulations require that, absent an extension, all commercial television stations had to begin broadcasting with DTV transmission systems no later than May 1, 2002. Seven of Nexstar’s stations and one of Mission’s stations began digital operations by December 31, 2002. Nexstar received extensions until June 20, 2003 with respect to its other stations, and Mission received extensions until July 7, 2003 for KODE and KJTL.

Stations affiliated with the four largest networks (ABC, CBS, NBC and Fox) in the top 10 markets were required to begin digital broadcasting by May 1, 1999, and in the top 30 markets by November 1, 1999. Once a station begins broadcasting its DTV signal, it may broadcast both its analog and DTV signals until December 31, 2006, after which, subject to certain conditions described below, the FCC expects to reclaim one of the channels and each broadcaster will operate a single DTV channel. Starting April 1, 2003, commercial station operators must simulcast on their DTV channels at least 50% of the video programming broadcast on their analog channel. The required simulcast percentage increases annually until April 1, 2005, when an operator must simulcast 100% of its programming on its analog and DTV channels.

Channels now used for analog broadcasts range from 2 through 69. The FCC designated Channels 2 through 51 as the “core” channels which will be used for DTV broadcasts. However, because of the limited number of available core DTV channels currently available, the FCC assigned many stations DTV channels above Channel 51 (Channels 52 through 69) for use during the transition period from simultaneous digital and analog transmission to DTV-only operation. At the end of the transition period these stations will have to change their DTV operation to one of the DTV core channels. This has created three categories of television stations with respect to their analog and DTV channel assignments: (1) stations with both their analog and DTV channels within the “core” channels; (2) stations with either an analog or DTV channel inside the core and the other outside the core; and (3) stations with both their analog and DTV channels outside the core. All of our stations and the stations we provide services to currently fall within the first or second group: three of the stations we operate have their DTV assignments outside the core, and one of the stations we provide service to has its current analog channel outside the core. We do not operate or provide service to any stations for which both the analog and DTV channels are outside the core.

Station operators with both their analog and DTV channels inside the core will be required to select which of their assigned channels they will use for permanent DTV operation before the end of the transition period. (The FCC has not set a date for this election.) These operators may elect to continue to use their current DTV channel or switch their DTV operation to their current analog channel. The channel not selected for permanent DTV operation will be returned to the FCC at the end of the transition period. Most of our stations and those stations with which we have local service agreements fall in this category. The FCC has not yet established the permanent DTV channel selection process for stations that have one or both channels outside the DTV core channels.

The Communications Act provides that under certain conditions the DTV transition period may be extended beyond December 31, 2006. The transition is to be extended in any market in which one of the following conditions is met: (1) a station licensed to one of the four largest networks (ABC, CBS, NBC and Fox) is not broadcasting a digital signal and that station has qualified for an extension of the FCC’s DTV construction deadline; (2) digital-to-analog converter technology is not generally available in the market; or (3) 15% or more of the television households in the market do not subscribe to a multichannel video programming distributor (cable, direct broadcast satellite) that carries the digital channel of each of the television stations in the market broadcasting a DTV channel, and do not have at least one television receiver capable of receiving the stations’ DTV broadcasts or an analog television receiver equipped with a digital-to-analog converter capable of receiving the stations’ DTV broadcasts. We cannot predict whether conditions will exist in any of our markets such that the DTV transition period will be extended under any of these provisions.

We estimate that the conversion to DTV will require an average initial capital expenditure of approximately $175,000 per station for low-power transmission of digital signal programming and an average additional capital expenditure of approximately $700,000 per station to modify the transmitter for full-power digital signal programming. In addition, for some of our stations, we may have to undertake capital expenditures to modify tower structures and purchase studio and production equipment that can support a digital format.

With respect to cable system carriage of television stations that are broadcasting both an analog and a DTV signal, such stations may choose must-carry status or retransmission consent for their analog signals, but only retransmission consent for their digital signals. Stations do not presently have the right to assert must-carry rights for both their analog and DTV signals or to assert must-carry rights for their DTV signals in lieu of analog carriage. The FCC has pending a rule making proceeding examining whether to allow such stations to assert must-carry rights for both their analog and DTV signals, but has tentatively concluded that it will not do so. The FCC has requested further comments on this issue in order to develop a more complete record before issuing a final decision. If a television station operates only a DTV signal, or returns its analog channel to the FCC and converts to digital operations, it may assert must-carry rights for its DTV signal.

The exercise of must-carry rights by a television station for its DTV signal applies only to a single programming stream and other program-related content. If a television station is concurrently broadcasting more than one program stream on its DTV signal it may select which program stream is subject to its must-carry election. Cable systems are not required to carry internet, e-commerce or other ancillary services provided over DTV signals if those services are not related to the station’s primary video programming carried on the cable system. Digital television signals that are carried on a cable system must be available to subscribers on the system’s basic service tier.

With respect to direct-to-the-home satellite service providers, the FCC in November 2000 declined to address whether television stations’ must-carry rights regarding satellite service providers, which went into effect January 1, 2002, will also apply to stations’ DTV signals. The FCC said it would address this issue at the same time it considers digital carriage issues for cable television.

Television station operators may use their DTV signals to provide ancillary services, such as computer software distribution, Internet access, interactive materials, e-commerce, paging services, audio signals, subscription video, or data transmission services. To the extent a station provides such ancillary services it is subject to the same regulations as are applicable to other analogous services under the FCC’s rules and policies. Commercial television stations also are required to pay the FCC 5% of the gross revenue derived from all ancillary services provided over their DTV signals for which a station received a fee in exchange for the service or received compensation from a third party in exchange for transmission of material from that third party, not including commercial advertisements used to support broadcasting.

Programming and Operation

The Communications Act requires broadcasters to serve “the public interest.” Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. However, television station licensees are still required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. The FCC may consider complaints from viewers concerning programming when it evaluates a station’s license renewal application, although viewer complaints also may be filed and considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things:

•	political advertising;

•	sponsorship identifications;

•	contest and lottery advertising;

•	obscene and indecent broadcasts; and

•	technical operations, including limits on radio frequency radiation.

On November 7, 2002, the FCC adopted new EEO rules. These new rules require broadcasters to provide broad outreach for all full-time (greater than 30 hours per week) job vacancies. In addition, broadcasters with five or more full-time employees must engage in two long-term recruitment initiatives over each two-year period, and broadcasters in larger markets with more than ten full-time employees must engage in four long-term recruitment initiatives every two years. The new EEO rules also impose annual reporting requirements on all broadcast licensees. These new rules became effective March 10, 2003.

The Telecommunications Act of 1996 directs the FCC to establish, if the broadcast industry does not do so on a voluntary basis, guidelines and procedures for rating programming that contains sexual, violent, or other indecent material. A multi-industry task force developed a ratings plan which the FCC has ratified. The FCC also has issued rules that require television manufacturers to install appropriate technology, such as a “V-Chip” that can block programming based on an electronically encoded rating, to facilitate the implementation of the ratings guidelines.

The FCC imposes restrictions on the terms of network affiliation agreements. Among other things, these rules prohibit a television station from entering into any affiliation agreement that: (i) requires the station to clear time for network programming that the station previously scheduled for other use; and (ii) precludes the preemption of network programs that the station determines are unsuitable for its audience with the substitution of network programming with a program the station believes is of greater local or national importance. The FCC is currently reviewing several of its rules governing the relationship between networks and their affiliates. We are unable to predict the outcome of this review.

Proposed Legislation and Regulations

The FCC’s ongoing rulemaking proceedings concerning implementation of the transition from analog to digital television broadcasts and revisions of its media ownership rules are likely to have a significant impact on the television industry and the operation of our stations. In addition, the FCC may decide to initiate other new rulemaking proceedings, on its own or in response to requests from outside parties, any of which might have such an impact. Congress also may act to amend the Communications Act in a manner that could impact our stations or the television broadcast industry generally.

Our Employees

As of March 31, 2003, Nexstar had a total of 1,141 employees comprised of 979 full-time and 162 part-time or temporary employees. As of March 31, 2003, 209 of Nexstar’s employees were covered by collective bargaining agreements. Nexstar believes that its employee relations are satisfactory, and Nexstar has not experienced any work stoppages at any of Nexstar’s facilities. However, Nexstar cannot assure you that its collective bargaining agreements will be renewed in the future, or that Nexstar will not experience a prolonged labor dispute, which could have a material adverse effect on Nexstar’s business, financial condition, or results of operations.

Properties

Nexstar leases its primary corporate headquarters, which is located at 909 Lake Carolyn Parkway, Irving, Texas 75039 and occupies approximately 1,636 square feet. None of the individual station leases is material to our operations, and we do not anticipate difficulty in replacing those facilities or obtaining additional facilities, if needed.

Nexstar and Mission own and lease facilities in the following locations:

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
WBRE—Wilkes Barre-Scranton, PA
Office-Studio	100% Owned	0.80 Acres	—
Office-Studio	100% Owned	49,556 Sq. Ft.	—
Office-Studio—Williamsport Bureau	Leased	811 Sq. Ft.	Month/ Month
Tower/Transmitter Site—Williamsport	33% Owned	1.33 Acres	—
Tower/Transmitter Site—Sharp Mountain	33% Owned	0.23 Acres	—
Tower/Transmitter Site—Blue Mountain	100% Owned	0.998 Acres	—
Tower/Transmitter Site—Penobscot Mountain	100% Owned	20 Acres	—

WYOU—Wilkes Barre-Scranton, PA
Office-Studio—News Bureau/Office	Leased	6,977 Sq. Ft.	12/1/04
Sales Office	Leased	800 Sq. Ft.	10/31/04
Tower/Transmitter Site	100% Owned	120.33 Acres	—
Tower/Transmitter Site	100% Owned	7.2 Acres	—
Tower/Transmitter Site—Williamsport	33% Owned	1.33 Acres	—
Tower/Transmitter Site—Sharp Mountain	33% Owned	0.23 Acres	—
Tower/Transmitter Site	Leased	10,000 Sq. Ft.	Month/ Month

KTAL—Shreveport, LA
Office-Studio	100% Owned	2 Acres	—
Office-Studio	100% Owned	16,000 Sq. Ft.	—
Office-Studio—Texarkana	100% Owned	7,245 Sq. Ft.	—
Office-Studio—Texarkana	100% Owned	1.687 Acres	—
Office-Studio—Texarkana	Leased	2,147 Sq. Ft.	8/31/08
Tower/Transmitter Site	100% Owned	109 Acres	—
Tower/Transmitter Site	100% Owned	2,284 Sq. Ft.	—

WROC—Rochester, NY
Office-Studio	100% Owned	3.9 Acres	—
Office-Studio	100% Owned	48,000 Sq. Ft.	—

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease
Tower/Transmitter Site	100% Owned	0.24 Acres	—
Tower/Transmitter Site	100% Owned	2,400 Sq. Ft.	—
Tower/Transmitter Site	50% Owned	1.90 Acres	—

WCIA/WCFN—Champaign-Springfield-Decatur, IL
Office-Studio	100% Owned	20,000 Sq. Ft.	—
Office-Studio	100% Owned	1.5 Acres	—
Office-Studio—Sales Bureau	Leased	1,600 Sq. Ft.	1/31/12
Office-Studio—News Bureau	Leased	350 Sq. Ft.	2/28/08
Office-Studio—Decatur News Bureau	Leased	300 Sq. Ft.	5/31/04
Tower/Transmitter Site—WCIA Tower	100% Owned	38.06 Acres	—
Tower/Transmitter Site—Springfield Tower	100% Owned	2.0 Acres	—
Tower/Transmitter Site—Dewitt Tower	100% Owned	1.0 Acres	—

WMBD—Peoria-Bloomington, IL
Office-Studio	100% Owned	0.556 Acres	—
Office-Studio	100% Owned	18,360 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	34.93 Acres	—
Tower/Transmitter Site	100% Owned	1.0 Acres	—

KBTV—Beaumont-Port Arthur, TX
Office-Studio	100% Owned	1.2 Acres	—
Office-Studio	100% Owned	26,160 Sq. Ft.	—
Office-Studio	Leased	8,000 Sq. Ft.	9/1/09
Tower/Transmitter Site	100% Owned	40 Acres	—

WTWO—Terre Haute, IN
Office-Studio	100% Owned	4.774 Acres	—
Office-Studio	100% Owned	17,375 Sq. Ft.	—
Office-Studio	Leased	1,425 Sq. Ft.	11/30/04

WJET—Erie, PA
Tower/Transmitter Site	Leased	2 Sq. Ft.	Month/Month

WFXP—Erie, PA
Tower/Transmitter Site	Leased	1 Sq. Ft.	6/30/04

Entertainment Realty Corp., Erie, PA
Office-Studio(1)	100% Owned	9.87 Acres	—
Office-Studio(1)	100% Owned	15,533 Sq. Ft.	—

KFDX—Wichita Falls, TX—Lawton, OK
Office-Studio	100% Owned	28.06 Acres	—
Office-Studio	100% Owned	13,568 Sq. Ft.	—

KJTL—Wichita Falls, TX—Lawton, OK
Office-Studio(2)	—	—	—
Tower/Transmitter Site	Leased	40 Acres	1/30/15

KJBO-LP—Wichita Falls, TX—Lawton, OK
Office-Studio(2)	—	—	—
Tower/Transmitter Site	Leased	5 Acres	Year/Year

Station Metropolitan Area and Use	Owned or Leased	Square Footage/Acreage Approximate Size	Expiration of Lease

KSNF—Joplin, MO—Pittsburg, KS
Office-Studio	100% Owned	13.36 Acres	—
Office-Studio	100% Owned	13,169 Sq. Ft.	—
Tower/Transmitter Site	Leased	900 Sq. Ft.	10/1/05

KODE—Joplin, MO—Pittsburg, KS
Office-Studio	100% Owned	2.74 Acres
Tower	Leased	2 Sq. Ft.	5/1/27

KMID—Odessa-Midland, TX
Office-Studio	100% Owned	1.127 Acres	—
Office-Studio	100% Owned	14,000 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	69.87 Acres	—
Tower/Transmitter Site	100% Owned	0.322 Acres	—

KTAB—Abilene-Sweetwater, TX
Office-Studio	100% Owned	2.98 Acres	—
Office-Studio	100% Owned	14,532 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	25.55 Acres	—

KQTV—St Joseph, MO
Office-Studio	100% Owned	3 Acres	—
Office-Studio	100% Owned	15,100 Sq. Ft.	—
Tower/Transmitter Site	100% Owned	9,360 Sq. Ft.	—

Corporate Branch Office—Clarks Summit, PA	Leased	1,636 Sq. Ft.	Year/ Year

Corporate Branch Office—Terre Haute, IN	Leased	1,227 Sq. Ft.	7/31/04

Corporate Office—Irving, TX	Leased	5,566 Sq. Ft.	8/5/05

(1)	WJET and WFXP operate in facilities owned by Entertainment Realty Corporation, a subsidiary of Nexstar. The main tower for WJET is at this site.
(2)	The office space and studio used by KJTL and KJBO-LP is owned by KFDX.

Legal Proceedings

From time to time, we are involved in litigation that arises from the ordinary operations of our business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The table below sets forth information about Nexstar’s board of managers, or directors, and executive officers as of May 30, 2003.

Name	Age	Position With Company
Perry A. Sook	45	President, Chief Executive Officer and Director
G. Robert Thompson	40	Chief Financial Officer
Duane A. Lammers	41	Chief Operating Officer
Shirley E. Green	43	Vice President, Finance
Susana G. Willingham	36	Vice President, Corporate News Director
Richard Stolpe	46	Vice President, Director of Engineering
Blake R. Battaglia	30	Director
Erik Brooks	36	Director
Jay M. Grossman	43	Director
Peggy Koenig	45	Director
Royce Yudkoff	47	Director

Perry A. Sook formed Nexstar’s predecessor in 1996. Since our inception, Mr. Sook has served as Nexstar’s President and Chief Executive Officer and as a Director. From 1991 to 1996, Mr. Sook was a principal of Superior Communications Group, Inc. Mr. Sook currently serves as a director of the Pennsylvania Association of Broadcasters, the Television Bureau of Advertising and the Ohio University Foundation.

G. Robert Thompson has served as Nexstar’s Chief Financial Officer since May 2002. Prior to that time, Mr. Thompson was a Senior Vice President of Operations Staff and Vice President-Finance for Paging Network, Inc. Mr. Thompson joined Paging Network, Inc. in 1990. In August 2000, Paging Network, Inc. filed for Chapter 11 bankruptcy protection.

Duane A. Lammers has served as Nexstar’s Chief Operating Officer since October 2002. Prior to that time, Mr. Lammers served as Nexstar’s Executive Vice President from February 2001 until September 2002 and as Nexstar’s Vice President, Director of Sales and Marketing from 1998 until January 2001. He was employed as a station General Manager from 1997 to 1999. Prior to joining Nexstar, Mr. Lammers was the General Manager of WHTM, the ABC affiliate in Harrisburg, Pennsylvania from 1994 to 1997.

Shirley E. Green has served as Nexstar’s Vice President, Finance since February 2001. Prior to that time, Ms. Green served as Nexstar’s Controller from 1997. Prior to joining Nexstar, from 1994 to 1997,  Ms. Green was Business Manager at KOCB, Oklahoma City, Oklahoma, which was owned by Superior Communications Group, Inc.

Susana G. Willingham has served as Nexstar’s Vice President, Corporate News Director since 1997. Prior to joining Nexstar, she served as Assistant News Director for WHTM from 1994 to 1997. Prior to that time, Ms. Willingham was the Assistant News Director for KFDX from 1992 to 1993.

Richard Stolpe has served as Nexstar’s Vice President, Director of Engineering since January 2000. Prior to that time, Mr. Stolpe served as Director of Engineering from 1998 to 2000. Prior to joining Nexstar, Mr. Stolpe was employed by WYOU from 1996 to 1998 as both Assistant Chief Engineer and Chief Engineer.

Blake R. Battaglia has served as a Director since April 2002. Mr. Battaglia is a Vice President at ABRY, which he joined in 1998. Prior to joining ABRY, he was an investment banker at Morgan Stanley & Co. Mr. Battaglia currently serves as a director of WideOpenWest.

Erik Brooks has served as a Director since March 2002. Mr. Brooks is a Principal at ABRY, which he joined in 1999. Prior to joining ABRY, from 1995 to 1999, Mr. Brooks was a Vice President at NCH Capital, a private equity investment fund.

Jay M. Grossman has served as a Director since 1997 and was Nexstar’s Vice President and Assistant Secretary from 1997 until March 2002. Mr. Grossman has been a Partner of ABRY since 1996. Prior to joining ABRY, Mr. Grossman was an investment banker specializing in media and entertainment at Kidder Peabody and at Prudential Securities. Mr. Grossman currently serves as a director (or the equivalent) of several private companies including Consolidated Theaters, Monitronics, TV Fanfare and WideOpenWest.

Peggy Koenig has served as a Director since March 2002 and was Nexstar’s Vice President and Assistant Secretary from 1997 until March 2002. Ms. Koenig is a partner in ABRY, which she joined in 1993. From 1988 to 1992, Ms. Koenig was a Vice President, partner and member of the board of directors of Sillerman Communication Management Corporation, a merchant bank, which made investments principally in the radio industry. From 1986 to 1988, Ms. Koenig was the Director of Finance for Magera Management, an independent motion picture financing company. She is presently a director (or the equivalent) of Black’s Directories, Commerce Connect, Fanfare Media and WideOpenWest.

Royce Yudkoff has served as a Director since 1997 and was Nexstar’s Vice President and Assistant Secretary from 1997 until March 2002. Since 1989, Mr. Yudkoff has served as the President and Managing Partner of ABRY. Prior to joining ABRY, Mr. Yudkoff was affiliated with Bain & Company, serving as a vice president from 1985 to 1988. Mr. Yudkoff is presently a director (or the equivalent) of several companies, including Metrocall, Inc., Muzak Holdings LLC, Quorum Broadcast Holdings LLC and Talent Partners.

Executive Compensation

To secure the services of its management team, Nexstar entered into employment arrangements with its senior executive management. These employment arrangements are summarized in the table below.

The following table sets forth the compensation earned or awarded for services rendered to Nexstar in all capacities for the fiscal years ended December 31, 2000, 2001 and 2002, by Nexstar’s Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal years ended December 31, 2000, 2001 and 2002, to whom Nexstar refers in this prospectus collectively as its executive officers.

Summary Compensation Table

	Fiscal Year		Annual Compensation				All Other Compensation
			Salary	Bonus		Other(1)
Perry A. Sook	2002		$473,308	$350,000	(2)	$4,017	$—
President, Chief Executive Officer and Director	2001		289,230	150,000	(2)	3,402	1,629	(3)
	2000		274,615	—		11,248	—

G. Robert Thompson	2002	(4)	118,396	20,000		—	—
Chief Financial Officer

Duane A. Lammers	2002		219,365	100,000		3,013	—
Chief Operating Officer	2001		184,681	—		1,376	—
	2000		179,693	40,000		3,084	—

Shirley E. Green	2002		123,077	20,000		3,982	—
Vice President, Finance	2001		98,980	—		5,145	—
	2000		94,000	20,000		5,785	—

Susana G. Willingham	2002		116,471	5,000		3,585	1,673	(3)
Vice President, News Director	2001		112,329	—		897	—
	2000		109,807	10,000		1,276	—

(1)	Represents as to all executive officers the value of the personal use of automobiles.
(2)	In 2001, represents advance against future bonus payments, which was netted against the $350,000 earned in 2002.
(3)	Represents reimbursement for moving expenses.
(4)	Joined Nexstar in May 2002.

Employment Agreements

Perry A. Sook

Mr. Sook is employed as President and Chief Executive Officer under an employment agreement with Nexstar. The term of the agreement expires on December 31, 2007 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, effective as of October 1, 2002, Mr. Sook’s base salary was $600,000 in 2002, is $615,000 in 2003, $630,000 in 2004, $650,000 in 2005, $675,000 in 2006 and $700,000 in 2007. In addition to his base salary, Mr. Sook is received a bonus of $350,000 for 2002, and is eligible to receive a targeted bonus of $307,500 for 2003, $315,000 for 2004, $325,000 in 2005, $337,500 in 2006 and $350,000 in 2007, upon achievement of goals established by our board of directors. Mr. Sook is also eligible to receive a cash payment upon a sale of our company of $900,000 if such sale occurs prior to December 31, 2005, $500,000 if such sale occurs during 2006 and $150,000 if such sale occurs during 2007.

G. Robert Thompson

Mr. Thompson is employed as Chief Financial Officer under an employment agreement with Nexstar. The term of the agreement expires on May 13, 2007 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Thompson’s base salary was $195,000 from May 14, 2002 to May 13, 2003, and is $200,000 through May 13, 2004, $210,000 through May 13, 2005, $215,000 through May 13, 2006 and $225,000 through May 13, 2007. In addition to his base salary, Mr. Thompson is eligible to earn a targeted annual bonus of $30,000 for the fiscal year 2003, $35,000 for the fiscal year 2004, $40,000 for the fiscal year 2005, $45,000 for the fiscal year 2006 and $50,000 for the fiscal year 2007. In the event of termination upon change of control or for reasons other than cause, or if Mr. Thompson resigns for good reason, as defined in the agreement, Mr. Thompson is eligible to receive his base salary for a period of six months.

Duane A. Lammers

Effective October 1, 2002, Mr. Lammers became Chief Operating Officer under an employment agreement with Nexstar. Prior to that time, Mr. Lammers served as Executive Vice President. The agreement terminates on December 31, 2007 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Lammers’ base salary is $250,000 through September 30, 2003, $260,000 through September 30, 2004, $270,000 through September 30, 2005, $280,000 through September 30, 2006, $290,000 through September 30, 2007. In addition to his base salary, Mr. Lammers earned a bonus of $100,000 in 2002 and is eligible to earn a targeted annual bonus of $80,000 after 2003, $90,000 after 2004, $100,000 after 2005 and $110,000 after 2006 at the discretion of our chief executive officer, based on Mr. Lammers’ attainment of, among other things, certain financial performance targets. In the event of termination upon change of control or for reasons other than cause, or if Mr. Lammers resigns for good reason, as defined in the agreement, Mr. Lammers is eligible to receive his base salary for a period of six months.

Shirley E. Green

Ms. Green is employed as Vice President, Finance under an employment agreement with Nexstar. The term of the agreement ends on June 30, 2007 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Ms. Green’s base salary is $150,000 from July 1, 2002 through June 30, 2003, $155,000 through June 30, 2004, $160,000 through June 30, 2005, $165,000 through June 30, 2006 and $175,000 through June 30, 2007. In addition to her base salary, Ms. Green is eligible to earn a targeted annual bonus of $15,000 for each year through June 30, 2007 at the discretion of our chief executive officer, based on Ms. Green’s attainment of goals set by our chief executive officer. In the event of termination upon change of control or for reasons other than cause, or if Ms. Green resigns for good reason, as defined in the agreement, Ms. Green is eligible to receive her base salary for a period of six months.

Susana G. Willingham

Ms. Willingham is employed as Vice President, Corporate News Director under an employment agreement with Nexstar. The initial term of her agreement terminates on January 1, 2004 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Ms. Willingham’s base salary was $115,000 in 2001, was $120,000 in 2002 and is $125,000 in 2003. In addition to her base salary, Ms. Willingham is eligible to earn an annual bonus, at the discretion of our chief executive officer. In the event of termination upon change of control or for reasons other than cause, or if Ms. Willingham resigns for good reason, as defined in the agreement, Ms. Willingham is eligible to receive her base salary for a period of six months.

Richard Stolpe

Mr. Stolpe is employed as Vice President, Corporate Chief Engineer under an amended employment agreement with Nexstar. The term of the agreement ends on June 30, 2006 and automatically renews for successive one-year periods unless either party notifies the other of their intention not to renew the agreement. Under the agreement, Mr. Stolpe’s base salary was $75,000 for the year ended June 30, 2002, is $105,000 for the year ended June 30, 2003 and will be $110,000 for the year ended June 30, 2004, $115,000 for the year ended June 30, 2005, $120,000 for the year ended June 30, 2006 and $125,000 for each year thereafter. In addition to his base salary, Mr. Stolpe is eligible to earn a targeted annual bonus of $15,000 at the discretion of our Chief Executive Officer, upon attainment of certain goals. In the event of termination for reasons other than cause, or if Mr. Stolpe resigns for good reason, as defined in the agreement. Mr. Stolpe is eligible to receive his base salary for a period of six months.

Compensation of Managers

We currently reimburse members of the board of managers for any reasonable out-of-pocket expenses incurred by them in connection with attendance at board and committee meetings.

Qualified 401(k) Plan

Nexstar maintains a qualified 401(k) plan. Employees are permitted to contribute up to 15% of their annual compensation to our 401(k) plan, subject to the maximum amount permitted by law.

Executive Loan Guarantee

Pursuant to an individual loan agreement dated January 5, 1998, Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the initial purchasers of this offering, has established a loan facility under which Mr. Sook may borrow an aggregate amount of up to $3.0 million. As of March 31, 2003, approximately $3.0 million in principal amount of loans were outstanding under that facility. The proceeds of those loans have been used by Mr. Sook, in part to, invest in Nexstar. Nexstar has guaranteed the payment of up to $3.0 million in principal amount of those loans, pursuant to a continuing guaranty dated June 16, 2001. Mr. Sook’s loan expires on December 31, 2004.

PRINCIPAL EQUITYHOLDERS

The equity interests of Nexstar are indirectly 100% owned by Nexstar’s indirect parent company, Nexstar Broadcasting Group.

The following table sets forth, as of May 30, 2003, information regarding the equity interests of Nexstar Broadcasting beneficially owned by (1) each equityholder who is known by Nexstar to beneficially own in excess of five percent of the outstanding equity interests of Nexstar Broadcasting, (2) each of Nexstar’s managers and directors, (3) each of Nexstar’s named executive officers, and (4) all of Nexstar’s executive officers, managers and directors as a group. Unless otherwise indicated below, (1) the persons and entities named in the table have sole voting and investment power with respect to all equity interests beneficially owned, subject to applicable community property laws and (2) the address of each of the individuals listed in the table is in care of Nexstar Broadcasting Group, L.L.C., 909 Lake Carolyn Parkway, Suite 1450, Irving, Texas 75039.

Name and Address of Beneficial Owner	Number of Equity Interests Beneficially Owned	Percentage of Total Equity Interests Outstanding(1)
ABRY Broadcast Partners II, L.P.	3,468,064	46.0%
111 Huntington Ave., 30th Floor
Boston, MA 02199
ABRY Broadcast Partners III, L.P.	2,803,561	37.2%
111 Huntington Ave., 30th Floor
Boston, MA 02199
BancAmerica Capital Investors I, L.P.(2)	613,264	8.1%
Royce Yudkoff(3)(4)	6,271,625	83.2%
Perry A. Sook	432,626	5.7%
Shirley E. Green(5)	9,850	*
Richard Stolpe(6)	3,110	*
Susana G. Willingham(7)	3,110	*
Duane A. Lammers(8)	23,315	*
Jay M. Grossman(4)	—	—
Blake Battaglia(4)	—	—
Peggy Koenig(4)	—	—
Erik Brooks(4)	—	—
All managers, directors and executive officers as a group (8 persons)	6,743,636	89.4%

*	Less than 1%
(1)	Nexstar Broadcasting has nine classes of equity interests outstanding. Each class of equity interest has been assigned a “point value”. The number of equity interests beneficially owned and the percentage of total equity interests outstanding indicated in this table are reported on a point basis.
(2)	The address of BancAmerica Capital Investors I, L.P. is 100 North Tryon Street, 25th Floor, Charlotte, NC 28255-0001. Does not include 40,000 shares of Series AA preferred membership interests with an aggregate liquidation preference of $40,000,000. The Series AA preferred interests do not have a point value assigned to them. BancAmerica Capital Investors I, L.P. is an affiliate of Banc of America Securities LLC.
(3)	Mr. Yudkoff is the sole trustee of ABRY Holdings III, Co, which is the sole member of ABRY Holdings III LLC, which is the sole general partner of ABRY Equity Investors, L.P., the sole general partner of ABRY Broadcast Partners III, L.P. Mr. Yudkoff is also the trustee of ABRY Holdings Co., which is the sole member of ABRY Holdings LLC, which is the sole general partner of ABRY Capital, L.P., which is the sole general partner of ABRY Broadcast Partners II, L.P.
(4)	The address of Mr. Yudkoff, Mr. Grossman, Mr. Battaglia, Ms. Koenig and Mr. Brooks is the address of ABRY.
(5)	Includes 777.5, or 25%, of Ms. Green’s class C-2 equity interests, subject to forfeiture if Ms. Green’s employment is terminated between January 1, 2003 and January 1, 2004.
(6)	Includes 777.5, or 25%, of Mr. Stolpe’s class C-2 equity interests, subject to forfeiture if Mr. Stolpe’s employment is terminated between January 1, 2003 and January 1, 2004.
(7)	Includes 777.5, or 25%, of Ms. Willingham’s class C-2 equity interests, subject to forfeiture if Ms. Willingham’s employment is terminated between January 1, 2003 and January 1, 2004.
(8)	Includes 777.5, or 25%, of Mr. Lammers’ class C-2 equity interests, subject to forfeiture if Mr. Lammers’ employment is terminated between January 1, 2003 and January 1, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ABRY Management and Consulting Services Agreement

Pursuant to a second amended and restated management and consulting services agreement between Nexstar and ABRY, dated as of January 5, 1998, ABRY was entitled to a management fee for certain financial and management consulting services provided to Nexstar, including in connection with any acquisitions or divestitures in which ABRY substantially assisted in the organization or structuring. Under the agreement, the management fee was based on the purchase price of any such acquisition or divestiture, as well as a certain amount per annum paid for each broadcast station owned or managed by Nexstar. Pursuant to this agreement, Nexstar paid ABRY $265,000 in 1999 and $276,000 in 2000. ABRY terminated the agreement effective December 31, 2000; however, ABRY continues to be reimbursed for any reasonable out-of-pocket expenses incurred.

Transactions with Banc of America Capital Investors

In August 2001, Nexstar Broadcasting Group, L.L.C. issued mandatorily redeemable 15% Series AA preferred membership interests and common membership interests to Banc of America Capital Investors, or BACI, for total consideration of $40 million. In connection with the transaction, BACI received approximately $811,000 in placement fees. BACI is affiliated with Banc of America Securities LLC, one of the initial purchasers in this offering.

Transactions with Bank of America, N.A. and Banc of America Securities LLC

Senior Credit Facilities

On June 1, 1999, Nexstar Finance and Mission each entered into senior secured credit facilities in the aggregate amount of $250.0 million with Bank of America, N.A., an affiliate of BACI, one of our principal stockholders. Bank of America, N.A. acted as lender and administrative agent in connection with the senior credit facilities and received approximately $150,200 in fees for its services. In addition, Banc of America Securities LLC acted as sole lead arranger and sole book manager and received approximately $375,000 in fees for its services. Pursuant to the senior credit facilities, Nexstar Finance and Mission also paid Bank of America, N.A. quarterly commitment fees in the aggregate amounts of approximately $19,300 in 1999 and $60,600 in 2000.

On January 12, 2001, Nexstar Finance and Mission each entered into new senior secured credit facilities in the aggregate amount of $275.0 million with Bank of America, N.A., which replaced the June 1999 senior credit facilities. Bank of America, N.A. acted as lender and administrative agent in connection with the senior credit facilities and received approximately $658,000 in fees for its services. In addition, Banc of America Securities LLC acted as sole lead arranger and sole book manager and received approximately $2.6 million in fees for its services. Pursuant to the senior credit facilities, Nexstar Finance and Mission also paid Bank of America, N.A. quarterly commitment fees in the aggregate amount of approximately $101,300 in 2001.

On June 14, 2001, Nexstar Finance entered into an amendment to its senior credit facilities to create the Term A loan facility and Term B loan facility. Bank of America, N.A. and Banc of America Securities LLC did not receive any fees in connection with the amendment.

On November 14, 2001, Nexstar Finance and Mission entered into an amendment to their senior credit facilities to adjust financial covenants effective September 30, 2001 and future periods and to reduce Nexstar Finance’s revolving credit facility and increase Mission’s revolving credit facility. In connection with the amendment, Bank of America, N.A. received approximately $52,800 in fees.

On June 5, 2002, Nexstar Finance and Mission entered into an amendment to their senior credit facilities to allow us to undertake a corporate reorganization and other transactions related to a possible initial public offering of Nexstar Broadcasting Group. In connection with the amendment, Bank of America, N.A. and Banc of America Securities LLC received quarterly fees which totaled approximately $172,400.

On February 13, 2003, Nexstar Finance and Mission each entered into senior secured credit facilities in an aggregate amount of $265.0 million with Bank of America, N.A., Bear, Stearns & Co. Inc. and a group of commercial banks and institutions, which replaced the January 2001 senior credit facilities. Bank of America, N.A. acted as a lender and administrative agent in connection with the senior credit facilities and received approximately $125,000 in fees for its services. In addition, Banc of America Securities LLC acted as joint lead arranger and joint book manager with Bear, Stearns & Co. Inc. and received approximately $2.0 million in fees for its services.

Unsecured Interim Loan

On January 12, 2001, Banc of America Bridge LLC acted as lender and lead arranger in connection with an unsecured interim loan to Nexstar Finance in the amount of $40.0 million. Of this amount, $30.0 million was repaid in connection with Nexstar Finance’s offering of 12% senior subordinated notes due 2008. The remaining $11.2 million (including accrued interest) was repaid with proceeds from the offering of the 16% senior discount notes due 2009. Banc of America Bridge LLC received approximately $1.1 million in fees for its services.

Senior Subordinated Notes

On March 16, 2001, Nexstar Finance issued $160.0 million of 12% senior subordinated notes due 2008. Banc of America Securities LLC was an initial purchaser and the sole book-running manager in connection with the offering and received approximately $3.0 million in underwriting discounts and commissions in connection with the offering.

16% Senior Discount Notes

On May 17, 2001, Nexstar issued 36,988 units, each consisting of $1,000 aggregate principal amount at maturity of 16% senior discount notes due 2009 and a non-voting equity interest in us. Banc of America Securities LLC was an initial purchaser and the sole book-running manager in connection with the offering and received approximately $647,300 in underwriting discounts and commissions in connection with the offering. Banc of America Securities LLC continues to own a portion of the units. In the second quarter of 2002, Nexstar Broadcasting Group made a tax-related distribution to Banc of America Capital Investors in the amount of $1.4 million in connection with their ownership of the units. In the first quarter of 2003, Nexstar Broadcasting Group made a similar distribution in the amount of $1.5 million.

11 3/8% Senior Discount Notes

On March 27, 2003, Nexstar issued $130.0 milion principal amount at maturity of senior discount notes at a price of 57.442%. Banc of America Securities LLC was an initial purchaser in connection with the offering and received approximately $2.1 million in underwriting discounts and commissions in connection with the offering.

Interest Rate Swap Agreements

On November 26, 2001, Nexstar Finance entered into a $93.3 million interest rate swap agreement with respect to its senior credit facilities. Bank of America, N.A. acted as sole agent for the transaction and received approximately $400,000 in fees for its services.

Transactions with Perry Sook

Perry Sook Guaranty

Pursuant to an individual loan agreement dated January 5, 1998, Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the initial purchasers of this offering, has established a loan facility under which Mr. Sook may borrow an aggregate amount of up to $3.0 million. As of March 31, 2003, approximately $3.0 million in principal amount of loans were outstanding under that facility. The proceeds of those loans have been used by Mr. Sook, in part, to invest in Nexstar. Nexstar has guaranteed the payment of up to $3.0 million in principal amount of those loans, pursuant to a continuing guaranty dated June 16, 2001. Mr. Sook’s loan expires on December 31, 2004.

Transactions with Mission

Local Service Agreements

Nexstar has local service agreements in place with Mission in four markets: Erie, Pennsylvania; Wichita Falls, Texas; Wilkes Barre-Scranton, Pennsylvania; and Joplin, Missouri.

In Erie, Pennsylvania, Nexstar has a time brokerage agreement dated as of April 1, 1996, as amended, which expires on August 16, 2006 and may be renewed for one term of five years with 90 days notice. This agreement allows Nexstar to program most of WFXP’s broadcast time, sell the station’s advertising time and retain the advertising revenue in exchange for monthly payments to Mission.

In Wichita Falls, Texas-Lawton, Oklahoma, Nexstar has a shared services agreement dated as of June 1, 1999, which has an initial term of 10 years. Under this agreement, Nexstar agreed to share the costs of certain services that Nexstar’s station KFDX and Mission’s stations KJTL and KJBO-LP individually incur. These shared services include news production, technical maintenance and security but do not include the services of senior management personnel, programming or sales. In consideration of services provided to KJTL and KJBO-LP by KFDX personnel, Mission pays Nexstar a monthly service fee, calculated based on the cash flow of KJTL and KJBO-LP.

Also in Wichita Falls, Texas-Lawton, Oklahoma, Nexstar has a joint sales agreement for the sale of commercial time dated as of June 1, 1999, which has an initial term of 10 years. Nexstar purchases advertising time on KJTL and KJBO-LP and retains the advertising revenue, in return for payments to Mission of $110,000 per month, plus reimbursable expenses, subject to adjustment.

In Wilkes Barre-Scranton, Pennsylvania, Nexstar has a shared services agreement dated as of January 5, 1998, which has an initial term of 10 years. The terms of this agreement are substantially similar to the terms of Nexstar’s shared services agreement in Wichita Falls except for the monthly fee, which is $250,000 per month. It obligates Nexstar’s station, WBRE, to perform certain services for Mission’s station, WYOU.

In Joplin, Missouri-Pittsburg, Kansas, Nexstar has a shared services agreement dated as of April 1, 2002, which has an initial term of 10 years. The terms of this agreement are substantially similar to the terms of Nexstar’s shared services agreement in Wichita Falls. It obligates Nexstar’s station, KSNF, to perform certain services for Mission’s station, KODE.

The table below indicates the financial arrangements Nexstar has with each of the Mission stations.

Station	Type of Agreement	2000 Consideration To Nexstar	2001 Consideration To Nexstar	2002 Consideration To Nexstar
WYOU	Shared Services Agreement	$3,630	$3,993	$3,000
*KODE	Shared Services Agreement	—	—	1,447

	Total	$3,630	$3,993	$4,447

*	The shared services agreement between Mission and Nexstar became effective April 1, 2002. The monthly payment is based on 90% of available cash flow.

Station	Type of Agreement	2000 Consideration To Mission	2001 Consideration To Mission	2002 Consideration To Mission
KJTL/KJBO	Joint Sales/Shared Services Agreement	$2,215	$1,907	$1,713
WFXP	Time Brokerage Agreement	142	153	156

	Total	$2,357	$2,060	$1,869

Option Agreements

In consideration of Nexstar’s guarantee of indebtedness incurred by Mission, Nexstar has options to purchase the assets of Mission’s stations in Erie, Joplin, Wichita Falls and Wilkes Barre-Scranton, subject to prior FCC approval. Mission’s owner, David S. Smith, is a party to these option agreements. David S. Smith is not related in any way to David D. Smith, the chief executive officer of Sinclair Broadcast Group.

•	In Erie, Nexstar has an option agreement with Mission and David S. Smith, dated as of November 30, 1998, as amended, to acquire the assets of WFXP.

•	In Joplin, Nexstar has an option agreement with Mission and David S. Smith, dated as of April 24, 2002, as amended, to acquire the assets of KODE.

•	In Wichita Falls, Nexstar has an option agreement with Mission and David S. Smith, dated as of June 1, 1999, as amended, to purchase the assets of KJTL and KJBO-LP.

•	In Wilkes Barre-Scranton, Nexstar has an option agreement with Mission and David S. Smith, dated as of May 19, 1998, as amended, to purchase the assets of WYOU.

•	In Abilene-Sweetwater, Texas, Nexstar has an option agreement with Mission and David S. Smith, dated as of January 31, 2003, to purchase the assets of KRBC and KACB, which Mission expects to acquire on June 13, 2003.

Under the terms of these option agreements, Nexstar may exercise our option upon written notice to the counterparty to the relevant option agreement. In each option agreement, as amended on October 18, 2002, the exercise price is the greater of (i) seven times the station’s cash flow during the prior twelve months (minus the station’s debt) and (ii) the station’s debt. Mission and/or David S. Smith may terminate each option agreement by written notice any time after the seventh anniversary date of the relevant option agreement.

Management Agreement

Mission, David S. Smith and Nancie J. Smith, the wife of David S. Smith, are parties to a compensation agreement. Under this agreement, Mission pays David S. Smith up to $200,000 per year for certain management services and pays Nancie J. Smith by the hour for certain management services.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

In February 2003, Nexstar Finance and Mission entered into new senior credit facilities with Bank of America, N.A. as administrative agent, Bear, Stearns & Co. Inc. and a syndicate of other lenders. Our senior credit facilities provide for an aggregate borrowing limit of up to $265.0 million. Our senior credit facilities consist of:

•	a $130-million eight-year term loan facility;

•	a $50.0-million seven-year revolving credit facility;

•	a $55.0-million eight-year term loan facility; and

•	a $30.0-million seven-year revolving credit facility.

Initial borrowings under the senior credit facilities were used to refinance our existing senior debt. Additional borrowings will be available to finance permitted acquisitions and for other general corporate purposes. As of March 31, 2003, we have approximately $78.3 million of unused borrowing capacity under the revolving credit facilities.

Nexstar Broadcasting Group and each of its direct and indirect subsidiaries and Mission guarantee Nexstar Finance’s $50.0 million revolving credit facility and its $130.0 million term loan facility. Nexstar Broadcasting Group and each of its direct and indirect subsidiaries guarantee Mission’s $55.0 million term loan facility and its $30.0 million reducing revolving facility. In addition, our senior credit facilities are secured by the following:

•	substantially all of the equity interests of each of (1) Nexstar Finance and (2) Nexstar Broadcasting; and

•	all other assets (other than FCC licenses and, unless requested in writing by Bank of America, real estate assets) owned by (1) Nexstar Finance, (2) Nexstar Broadcasting and (3) Mission.

Our borrowings under the senior credit facilities bear interest at a floating rate, which can be either a base rate plus an applicable margin or, at our option, a LIBOR rate plus an applicable margin. Base rate is defined in the senior credit facilities as the higher of (x) the Bank of America prime rate and (y) the federal funds effective rate, plus 0.5% per annum. Eurodollar loans bear interest at the British Bankers Association Interest Settlement Rate, as specified in the senior credit facilities.

Until June 30, 2003, the applicable margin is 2.00% for base rate loans and 3.25% for Eurodollar loans for the revolving credit facilities, and the applicable margin is 1.75% for the base rate loans and 3.00% for the Eurodollar loans for the term loan facilities. Thereafter, subject to our total leverage ratio, the applicable base rate margin will vary from 0.75% to 2.00% for the revolving credit facilities and from 1.5% to 1.75% for the term loan facilities, and the applicable Eurodollar rate margin will vary from 2.00% to 3.25% for the revolving credit facilities and from 2.75% to 3.00% for the term loan facilities.

The interest rate payable under our senior credit facilities will increase by 2.0% per annum during the continuance of an event of default.

Commitment fees on unused commitments under the revolving credit facilities are determined by a formula based on our total leverage ratio. Our initial commitment fee was 0.50%, and will decline to 0.375% when our total leverage ratio is less than 5.50x.

Prior to the maturity date, funds under the revolving credit facilities may be borrowed, repaid, and reborrowed, without premium or penalty. The revolving credit facilities are due in full at maturity on December 31, 2009. The principal amount under each of the term loans will, commencing on March 31, 2004 and ending on December 31, 2010, reduce quarterly by the following annual amounts:

Year	Reduction Amount
Fiscal Year ending December 31, 2003	0.0%
Fiscal Year ending December 31, 2004	1.0%
Fiscal Year ending December 31, 2005	1.0%
Fiscal Year ending December 31, 2006	1.0%
Fiscal Year ending December 31, 2007	1.0%
Fiscal Year ending December 31, 2008	1.0%
Fiscal Year ending December 31, 2009	1.0%
Fiscal Year ending December 31, 2010	94.0%

Voluntary prepayments of amounts outstanding under our senior credit facilities are permitted at any time, so long as we give notice as required by the facility. However, if a prepayment is made with respect to a LIBOR loan, and the prepayment is made on a date other than an interest payment date, we must pay a fee to compensate the lender for losses and expenses incurred as a result of the prepayment.

We are required to prepay amounts outstanding under the senior credit facilities in an amount equal to:

•	50% of the net proceeds of any equity issuances by Nexstar (other than the net proceeds of an initial public offering of Nexstar) and 100% of the net proceeds of any equity issuances by Mission, reduced, so long as no default or event of default exists on the date of such issuance, to the extent that any such net proceeds are to be used in connection with permitted acquisitions;

•	100% of the net proceeds of certain debt issuances, reduced, so long as no default or event of default exists on the date of such issuance, to the extent that any such net proceeds are to be used in connection with permitted acquisitions;

•	100% of the net cash proceeds of any disposition of assets (excluding dispositions made in the ordinary course of business and dispositions of certain assets no longer used or useful in the business), subject with respect to Nexstar to a $1.0 million basket, reduced to the extent that any such net cash proceeds are to be reinvested in assets used in the business;

•	100% of all insurance recoveries in excess of amounts used to replace or restore any properties, subject to a $1.0 million basket; and

•	75% of the excess cash flow of Nexstar Finance when the total leverage ratio is greater than 5.50x, 50% of the excess cash flow of Nexstar Finance when the total leverage ratio is less than 5.50x but greater than or equal to 4.50x (in each case reduced by $1,000,000) and 0% of excess cash flow of Nexstar Finance when the total leverage ratio is less than 4.50x, commencing with the fiscal year ending December 31, 2003.

All mandatory prepayments must be used to repay loans outstanding under Nexstar Finance’s or Mission’s credit facilities on a pro rata basis, but shall not reduce the Nexstar Finance or Mission revolving credit facility.

The senior credit facilities require us to meet certain financial tests, including without limitation, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a maximum senior leverage ratio and a maximum total leverage ratio. In addition, the senior credit facilities contain certain covenants that, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, film cash payments, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements.

The senior credit facilities contain customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgements in excess of specified amounts, ERISA defaults, termination of material licenses, failure of any guaranty or security document supporting the senior credit facilities to be in full force and effect and a change of control.

Senior Subordinated Notes due 2008

On March 16, 2001, Nexstar Finance issued $160.0 million of 12% senior subordinated notes due 2008 at a price of 96.012%. The senior subordinated notes mature on April 1, 2008. Interest is payable every six months in arrears on April 1 and October 1. The senior subordinated notes are guaranteed by all of the domestic existing and future restricted subsidiaries of Nexstar Finance and by Mission. They are general unsecured senior subordinated obligations subordinated to all of Nexstar Finance’s senior debt. The senior subordinated notes are redeemable on or after April 1, 2005 and Nexstar Finance may redeem up to 35% of the aggregate principal amount of the senior subordinated notes before April 1, 2004 with the net cash proceeds from qualified equity offerings.

The senior subordinated notes contain covenants which require Nexstar Finance to comply with certain limitations on the incurrence of additional indebtedness, issuance of equity, payment of dividends and on certain other business activities. In addition, the indenture governing Nexstar Finance’s senior subordinated notes restricts the ability of our subsidiaries to distribute cash to us.

Senior Discount Notes due 2009

On May 17, 2001, Nexstar issued approximately $37.0 million worth of units consisting of 16% senior discount notes due 2009 and an indirect common equity interest in Nexstar Broadcasting Group. The senior discount notes mature on May 15, 2009. Each senior discount note will have an accreted value at maturity of $1,000. The senior discount notes will not begin to accrue cash interest until May 15, 2005 with payments to be made every six months in arrears on May 15 and November 15. The senior discount notes are general unsecured senior obligations effectively subordinated to all of our senior secured debt and structurally subordinated to the Notes described above. The senior discount notes contain covenants that restrict our ability to incur additional indebtedness, issue equity, pay dividends and undertake certain other business activities.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Nexstar Holdings” refers only to Nexstar Finance Holdings, L.L.C. and Nexstar Finance Holdings, Inc. and not to any other subsidiary of Nexstar Finance Holdings, L.L.C.

Nexstar Holdings issued the old notes and will issue the exchange notes under an Indenture, dated as of March 27, 2003, among itself, Mission and The Bank of New York, as trustee. We issued the old notes in a private transaction that was not subject to the registration requirement of the Securities Act. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the Indenture and the Notes. It does not restate those documents in their entirety. We urge you to read the Indenture and the Notes because they, and not this description, define your rights as holders of the Notes. Copies of the Indenture and the Notes are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Notes

The Notes:

•	are general unsecured obligations of Nexstar Holdings;

•	are pari passu in right of payment with all existing and future senior Indebtedness of Nexstar Holdings; and

•	are senior in right of payment to any future subordinated Indebtedness of Nexstar Holdings.

As of March 31, 2003, all of Nexstar’s subsidiaries and Mission were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” Nexstar will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Nexstar’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Nexstar’s subsidiaries do not guarantee the Notes.

The operations of Nexstar Holdings are conducted through its subsidiaries and, therefore, Nexstar Holdings depends on the cash flow of its subsidiaries to meet its obligations, including its obligations under the Notes. The Notes are effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Nexstar Holdings’ subsidiaries. Any right of Nexstar Holdings to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) is effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that Nexstar Holdings is itself recognized as a creditor of the subsidiary, in which case the claims of Nexstar Holdings would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Nexstar Holdings. As of March 31, 2003, Nexstar Holdings’ subsidiaries had approximately $445.8 million of Indebtedness and $48.2 million of accounts payable and other liabilities outstanding. See “Risk Factors—Structural Subordination.”

Principal, Maturity and Interest

Nexstar Holdings issued old notes with an aggregate principal amount at maturity of $130,000,000 and will issue exchange notes with an aggregate principal amount at maturity of up to $130,000,000. Nexstar Holdings may issue additional principal amount of Notes under the Indenture from time to time. The old notes were offered at a substantial discount from their principal amount at maturity and generated gross proceeds to Nexstar Holdings of $74,674,600. Nexstar Holdings issued old notes and will issue exchange notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on April 1, 2013.

No interest will accrue on the Notes prior to April 1, 2008. Instead, the Accreted Value of each Note will increase (representing amortization of original issue discount) between the date of original issuance and April 1, 2008 at a rate of 11.375% per annum calculated on a semi-annual bond equivalent basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value on April 1, 2008 will be equal to the full principal amount at maturity of the Notes. Beginning on April 1, 2008 interest on the Notes will accrue at a rate of 11.375% per annum and will be payable in cash semi-annually in arrears on each April 1 and October 1, commencing on October 1, 2008. Nexstar Holdings will make each interest payment to the holders of record on the immediately proceeding March 15 and September l5.

Interest on the Notes will accrue from the date on which interest was most recently paid or, if no interest has been paid, from April 1, 2008. Interest will be computed on the basis of a 360-day year comprised of twelve  30-day months.

Any offering of additional principal amount of Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any additional principal amount of Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Nexstar Holdings, Nexstar Holdings will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Nexstar Holdings elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee acts as paying agent and registrar. Nexstar Holdings may change the paying agent or register without prior notice to the Holders of the Notes, and Nexstar Holdings or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Nexstar Holdings is not required to transfer or exchange any Note selected for redemption. Also, Nexstar Holdings is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Optional Redemption

At any time prior to April 1, 2006, Nexstar Holdings may redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 111.375% of the Accreted Value thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of an Equity Offering; provided that:

(1)  at least 65% of the aggregate principal amount of Notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by Nexstar Holdings and its Subsidiaries); and

(2)  the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the Notes will not be redeemable at Nexstar Holdings’ option prior to April 1, 2008.

After April 1, 2008, Nexstar Holdings may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage
2008	105.688%
2009	103.792%
2010	101.896%
2011 and thereafter	100.00%

Mandatory Redemption

On April 1, 2008, Nexstar Holdings shall redeem a principal amount of Notes outstanding on such date equal to the AHYDO Amount on a pro rate basis at a redemption price of 100% of the principal amount of the Notes so redeemed. The “AHYDO Amount” equals the amount such that the Notes will not be “applicable high yield discount obligations” within the meaning of Section 163(i)(I) of the Code.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require Nexstar Holdings to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Nexstar Holdings will offer a Change of Control Payment in cash equal to 101% of the Accreted Value of Notes repurchased to the date of purchase (if prior to April 1, 2008) or 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes repurchased, to the date of purchase (if on or after April 1, 2008). Within 60 days following any Change of Control, Nexstar Holdings will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Nexstar Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Nexstar Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, Nexstar Holdings will, to the extent lawful:

(1)  accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3)  deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount (or, if prior to April 1, 2008, Accreted Value) of Notes or portions of Notes being purchased by Nexstar Holdings.

The paying agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount (or, if prior to April 1, 2008, Accreted Value) to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount at maturity of $1,000 or an integral multiple of $1,000.

Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, Nexstar Holdings will either repay all outstanding Indebtedness of the Restricted Subsidiaries or obtain the requisite consents, if any, under all agreements governing outstanding Indebtedness of the Restricted Subsidiaries to permit the repurchase of Notes required by this covenant. Nexstar Holdings will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Nexstar Holdings to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that Nexstar Holdings repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Nexstar Holdings will not be required to make a Change of Control upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Nexstar Holdings and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Nexstar Holdings and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require Nexstar Holdings to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Nexstar Holdings and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

(A)  Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  Nexstar Holdings (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)  the fair market value is determined by Nexstar Holdings’ Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3)  at least 75% of the consideration received in the Asset Sale by Nexstar Holdings or such Restricted Subsidiary is in the form of cash or Cash Equivalents, except to the extent Nexstar Holdings is undertaking a Permitted Asset Swap. For purposes of this provision and the next paragraph, each of the following will be deemed to be cash:

(a)  any liabilities, as shown on Nexstar Holdings’ or any of the Restricted Subsidiaries’ most recent balance sheet, of Nexstar Holdings or any of the Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Nexstar Holdings or such Restricted Subsidiary from further liability; and

(b)  any securities, Notes or other obligations received by Nexstar Holdings or any of the Restricted Subsidiaries from such transferee that are converted by Nexstar Holdings or such Restricted Subsidiary within 90 days into cash or Cash Equivalents, to the extent of the cash received in that conversion.

The 75% limitation referred to in clause (3) above will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the preceding provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Notwithstanding the foregoing, Nexstar Holdings or any Restricted Subsidiary will be permitted to consummate an Asset Sale without complying with the foregoing if:

(x)  Nexstar Holdings or such Restricted Subsidiary, as applicable, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of;

(y)  the fair market value is determined by Nexstar Holdings’ Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(z)  at least 75% of the consideration for such Asset Sale constitutes a controlling interest in a Permitted Business, assets used or useful in a Permitted Business and/or cash;

provided that any cash (other than any amount deemed cash under clause (3)(a) of the preceding paragraph) received by Nexstar Holdings or such Restricted Subsidiary in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Proceeds subject to the provisions of the next paragraph.

(B)  Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Nexstar Holdings or such Restricted Subsidiary, as applicable, may apply those Net Proceeds at its option:

(1)  to permanently repay or repurchase Indebtedness of Nexstar Holdings or any of the Restricted Subsidiaries;

(2)  to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

(3)  to make a capital expenditure; or

(4)  to acquire other assets that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Nexstar Holdings may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, Nexstar Holdings will make an Asset Sale Offer to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value of the Notes on the date of purchase plus accrued and unpaid Liquidated Damages thereon, if any (if prior to April 1, 2008) or 100% of the aggregate principal amount of Notes plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (if on or after April 1, 2008), in each case which price will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Nexstar Holdings may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the Accreted Value or aggregate principal amount, as applicable, of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess

Proceeds, the trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(C)  Nexstar Holdings will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Nexstar Holdings will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Nexstar Holdings will, and will cause the Restricted Subsidiaries to utilize the proceeds of sales of assets received by it in accordance with clause (11) of the covenant described under the caption “Restricted Payments” as if such proceeds were the Net Proceeds of an Asset Sale.

The agreements governing the outstanding Indebtedness of Nexstar Holdings and the Restricted Subsidiaries currently prohibit Nexstar Holdings from purchasing any Notes and also provides that certain change of control or asset sale events with respect to Nexstar Holdings would constitute a default under these agreements. Any future credit agreements or other agreements relating to Indebtedness of Nexstar Holdings and the Restricted Subsidiaries to which Nexstar Holdings becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Nexstar Holdings is prohibited from purchasing Notes, Nexstar Holdings could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If Nexstar Holdings does not obtain such a consent or repay such borrowings, Nexstar Holdings will remain prohibited from purchasing Notes. In such case, Nexstar Holdings’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Indebtedness of Nexstar Holdings and the Restricted Subsidiaries.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption as follows:

(1)  if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2)  if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(1)  declare or pay any dividend or make any other payment or distribution on account of Nexstar Holdings’ or any of the Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Nexstar Holdings or any of the Restricted Subsidiaries) or to the direct or indirect holders of Nexstar Holdings’ or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Nexstar Holdings and other than dividends or distributions payable to Nexstar Holdings or the Restricted Subsidiaries;

(2)  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Nexstar Holdings) any Equity Interests of Nexstar Holdings or any direct or indirect parent of Nexstar Holdings (other than any such Equity Interests owned by Nexstar Holdings or the Restricted Subsidiaries);

(3)  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4)  make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)  Nexstar Holdings would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Nexstar Holdings and the Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (1), (2), (3), (4), (5), (7), (8), (9), (11), (12) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) (i) 100% of the aggregate Consolidated Cash Flow of Nexstar Holdings (or, in the event such Consolidated Cash Flow shall be a deficit, minus 100% of such deficit) accrued for the period beginning on the first day of the first calendar month commencing after the issue date and ending on the last day of Nexstar Holdings’ most recent calendar month for which financial information is available to Nexstar Holdings ending prior to the date of such proposed Restricted Payment, taken as one accounting period, less (ii) 1.4 times Consolidated Interest Expense for the same period, plus

(b) 100% of the aggregate net proceeds (including the fair market value of property other than cash) received by Nexstar Holdings or Mission as a contribution to the equity capital of Nexstar Holdings or Mission or from the issue or sale since the date of the Indenture of Equity Interests of Nexstar Holdings or Mission (other than Disqualified Stock), or of Disqualified Stock or debt securities of Nexstar Holdings or Mission that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus

(c)  to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of the Indenture, the fair market value of such Subsidiary as of the date of such redesignation, plus

(d)  the aggregate amount returned in cash with respect to Investments (other than Permitted Investments) made after the issue date whether through interest payments, principal payments, dividends or other distributions, plus

(e)  the net cash proceeds received by Nexstar Holdings or any of the Restricted Subsidiaries from the disposition, retirement or redemption of all or any portion of such Investments referred to in clause (d) above (other than to a Restricted Subsidiary).

The preceding provisions will not prohibit:

(1)  the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the Indenture;

(2)  the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Nexstar Holdings or Mission or of any Equity Interests of Nexstar Holdings in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of Nexstar Holdings or Mission (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3)  the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Nexstar Holdings or Mission with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)  the payment of any dividend by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

(5)  the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Nexstar Holdings or the payment of a dividend to any Affiliates of Nexstar Holdings to effect the repurchase, redemption, acquisition or retirement of Nexstar Holdings or Affiliate’s equity interest, that are held by any member or former member of Nexstar Holdings’ (or any of the Restricted Subsidiaries’ or any of their Affiliates’) management, or by any of their respective directors, employees or consultants; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed the sum of (a) $750,000 in any calendar year (with unused amounts in any calendar year being available to be so utilized in succeeding calendar years) and (b) the net cash proceeds to Nexstar Holdings from any issuance or reissuance of Equity Interests of Nexstar Broadcasting or its Affiliates (other than Disqualified Stock) to members of management (which are excluded from the calculation set forth in clause (3)(b) of the proceeding paragraph) and the net cash proceeds to Nexstar Holdings of any “keyman” life insurance proceeds; provided that the cancellation of Indebtedness owing to Nexstar Holdings from members of management shall not be deemed Restricted Payments;

(6)  the payment of the dividends on Disqualified Stock the incurrence of which was permitted by the Indenture;

(7)  repurchases of Equity Interests deemed to occur upon the exercise of stock options;

(8)  payments to Affiliates of Nexstar Holdings and holders of Equity Interests in Nexstar Holdings in amounts equal to (i) the amounts required to pay any Federal, state or local income taxes to the extent that (A) such income taxes are attributable to the income of Nexstar Holdings and the Restricted Subsidiaries (but limited in the case of taxes based upon taxable income, to the extent that cumulative taxable net income subsequent to the Closing Date is positive) or (B) such taxes are related to Indebtedness between or among any of Nexstar Holdings and any of the Restricted Subsidiaries and (y) the amounts required to pay any Federal, State or local taxes in connection with the sale of all or substantially all of the assets of a Restricted Subsidiary made in accordance with clause (11) below;

(9)  so long as no Default or Event of Default exists both before and after giving effect thereto, Nexstar Holdings may authorize, declare and pay dividends to its shareholders, partners or members, as applicable, for the purpose of paying the corporate overhead expenses of Nexstar Broadcasting or its Subsidiaries in an aggregate amount for all such overhead expenses not to exceed $500,000 in any Fiscal Year;

(10)  the retirement of any shares of Disqualified Stock of Nexstar Holdings by conversion into, or by exchange for, shares of Disqualified Stock of Nexstar Holdings or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Nexstar Holdings) of other shares of Disqualified Stock of Nexstar Holdings;

(11)  the distribution of all or substantially all of the assets of a Restricted Subsidiary to a Subsidiary of Nexstar Broadcasting; provided that (x) such distribution is made within one business day of the consummation of the sale of the assets so distributed, (y) such asset sale is made in compliance with clause (A) of the covenant described above under “Asset Sales” as if the seller of such assets were a Restricted Subsidiary and (z) the Net Proceeds of such asset sale (determined as if such asset sale were an Asset Sale) are contributed to Nexstar Holdings within one business day following the consummation of such asset sale;

(12)  other Restricted Payments not to exceed $15.0 million in the aggregate;

(13)  payments to Nexstar Broadcasting and its Subsidiaries to permit repayment of principal of ABRY Subordinated Debt (including all interest accrued thereon) in accordance with the terms thereof.

In addition, the Indenture will provide that notwithstanding anything to the foregoing, no Mission Entity shall make a Restricted Payment (other than Restricted Investments) to any person other than Nexstar Holdings or a Restricted Subsidiary.

The Boards of Director of Nexstar Holdings may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by Nexstar Holdings and the Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated shall be deemed to be Restricted Payments at the time of such designation and shall reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments shall be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation shall only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Nexstar Holdings or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, Nexstar Holdings will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed together with a copy of any fairness opinion or appraisal required by the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, directly, or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and that Nexstar Holdings and Mission will not issue any Disqualified Stock and will not permit any of the Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Nexstar Holdings or any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock or preferred stock if

Nexstar Holdings’ Leverage Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock or such preferred stock, as the case may be, after giving pro forma effect to such incurrence or issuance as of such date and to the use of the proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of Nexstar Holdings for which internal financial statements are available, would have been no greater than 7.5 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of indebtedness (collectively, “Permitted Debt”):

(1)  the incurrence by Nexstar Holdings or the Restricted Subsidiaries of Indebtedness under the Credit Agreements (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Nexstar Holdings and the Restricted Subsidiaries thereunder) and related Guarantees under the Credit Agreements; provided that the aggregate principal amount (or accreted value, as applicable) of all Indebtedness of Nexstar Holdings and the Restricted Subsidiaries then classified as having been incurred pursuant to this clause (1) after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (1) does not exceed an amount equal to $265.0 million less the aggregate amount applied by Nexstar Holdings and the Restricted Subsidiaries to permanently reduce the availability of Indebtedness under the Credit Agreements pursuant to the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2)  the incurrence by Nexstar Holdings and the Restricted Subsidiaries of Existing Indebtedness;

(3)  the incurrence by Nexstar Holdings of Indebtedness represented by the Notes in accordance with the terms of the Indenture;

(4)  the incurrence by Nexstar Holdings or any of the Restricted Subsidiaries of Permitted Refinancing Indebtedness;

(5)  the incurrence by Nexstar Holdings or any of the Restricted Subsidiaries of intercompany Indebtedness between or among Nexstar Holdings and any of the Restricted Subsidiaries; provided, however, that (i) any subsequent event or issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Nexstar Holdings or the Restricted Subsidiaries and (ii) any sale or other transfer of any such Indebtedness to a Person that is not Nexstar Holdings or the Restricted Subsidiaries shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Nexstar Holdings or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6)  the incurrence by Nexstar Holdings or any of the Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding) in connection with the conduct of their respective businesses and not for speculative purposes;

(7)  the guarantee by Nexstar Holdings of Indebtedness of any of the Restricted Subsidiaries so long as the incurrence of such Indebtedness by such Restricted Subsidiary is permitted to be incurred by another provision of this covenant;

(8)  the guarantee by any Restricted Subsidiary of Indebtedness of Nexstar Holdings;

(9)  Indebtedness consisting of customary indemnification, adjustments of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition of any business or assets;

(10)  Indebtedness incurred by Nexstar Holdings or any of the Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation to letters of credit in respect to workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11)  Indebtedness of Nexstar Holdings and the Restricted Subsidiaries represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment whether through the direct purchase of assets or at least a majority of the Voting Stock of any person owning such assets, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;

(12)  Obligations in respect of performance and surety bonds and completion guarantees provided by Nexstar Holdings or any of the Restricted Subsidiaries in the ordinary course of business;

(13)  Acquisition Debt of Nexstar Holdings or a Restricted Subsidiary if (w) such Acquisition Debt is incurred within 270 days after the date on which the related definitive acquisition agreement or LMA, as the case may be, was entered into by Nexstar Holdings or such Restricted Subsidiary, (x) the aggregate principal amount of such Acquisition Debt is no greater than the aggregate principal amount of Acquisition Debt set forth in a notice from Nexstar Holdings to the Trustee (an “Incurrence Notice”) within ten days after the date on which the related definitive acquisition agreement or LMA, as the case may be, was entered into by Nexstar Holdings or such Restricted Subsidiary, which notice shall be executed on Nexstar Holdings’ behalf by the chief financial officer of Nexstar Holdings in such capacity and shall describe in reasonable detail the acquisition or LMA, as the case may be, which such Acquisition Debt will be incurred to finance, (y) after giving pro forma effect to the acquisition or LMA, as the case may be, described in such Incurrence Notice, Nexstar Holdings or such Restricted Subsidiary could have incurred such Acquisition Debt under the Indenture as of the date upon which Nexstar Holdings delivers such Incurrence Notice to the Trustee and (z) such Acquisition Debt is utilized solely to finance the acquisition or LMA, as the case may be, described in such Incurrence Notice (including to repay or refinance indebtedness or other obligations incurred in connection with such acquisition or LMA, as the case may be, and to pay related fees and expenses);

(14)  guarantees by Nexstar Holdings or any Restricted Subsidiary of Indebtedness of officers of Nexstar Holdings in an aggregate principal amount not to exceed $3.0 million at any time outstanding;

(15)  the incurrence by Nexstar Holdings or any of the Restricted Subsidiaries of additional Indebtedness, including Attributable Debt incurred after the date of the Indenture, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (15), not to exceed $10.0 million; and

(16)  the incurrence by Nexstar Holdings of additional notes in payment of Liquidated Damages as required under the Registration Rights Agreement (as defined in the Indenture).

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Nexstar Holdings will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant. In addition, Nexstar Holdings may, at any time, change the classification of an item of Indebtedness, or any portion thereof, to any other clause or to the first paragraph of this covenant; provided that Nexstar Holdings or a Restricted Subsidiary would be permitted to incur the item of Indebtedness, or portion of the item of Indebtedness, under the other clause or the first paragraph of this covenant, as the case may be, at the time of reclassification. Accrual of interest, accretion or amortization of original issue discount and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under the Credit Agreements outstanding on the date on which notes are first issued and authenticated under the Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt, or trade payables on any asset now owned or hereafter acquired, except Permitted Liens, unless all payments due under the Notes, the guarantees, and the Indenture are secured on an equal and ratable basis with the obligation so secured until such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)  pay dividends or make any other distributions on its Capital Stock to Nexstar Holdings or any of the Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Nexstar Holdings or any of the Restricted Subsidiaries;

(2)  make loans or advances to Nexstar Holdings or any of the Restricted Subsidiaries; or

(3)  transfer any of its properties or assets to Nexstar Holdings or any of the Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)  agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture;

(2)  the Indenture and the Notes;

(3)  applicable law, rule, regulation or order;

(4)  any instrument governing Indebtedness or Capital Stock of a Person acquired by Nexstar Holdings or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)  customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(6)  purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7)  contracts for the sale of assets, including without limitation any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(8)  Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)  Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)  provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(12)  agreements governing Indebtedness of the Restricted Subsidiaries permitted to be incurred under the Indenture.

Merger, Consolidation or Sale of Assets

Nexstar Holdings may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Nexstar Holdings is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Nexstar Holdings and the Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1)  either: (a) Nexstar Holdings is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Nexstar Holdings) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)  the Person formed by or surviving any such consolidation or merger (if other than Nexstar Holdings) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Nexstar Holdings under the Notes, the Indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)  immediately after such transaction no Default or Event of Default exists; and

(4)  Nexstar Holdings or the Person formed by or surviving any such consolidation or merger (if other than Nexstar Holdings), or to which such sale, assignment, transfer, conveyance or other disposition has been made (a) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or (b) would have a lower Leverage Ratio immediately after the transaction, after giving pro forma effect to the transaction as if the transaction had occurred at the beginning of the applicable four quarter period, than Nexstar Holdings’ Leverage Ratio immediately prior to the transaction.

The preceding clause (4) will not prohibit: (a) a merger between Nexstar Holdings and one of Nexstar Holdings’ Wholly Owned Subsidiaries; (b) a merger between Nexstar Holdings and one of Nexstar Holdings’ Affiliates incorporated solely for the purpose of reincorporating as a corporation; or (c) a merger between Nexstar Holdings and one of Nexstar Holdings’ Affiliates incorporated solely for the purpose of reincorporating in another state of the United States.

In addition, Nexstar Holdings may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Nexstar Holdings and any of its Wholly Owned Restricted Subsidiaries.

Transactions with Affiliates

Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)  the Affiliate Transaction is on terms that are no less favorable to Nexstar Holdings or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Nexstar Holdings or such Restricted Subsidiary with an unrelated Person; and

(2)  Nexstar Holdings delivers to the trustee:

(a)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)  any employment agreement entered into by Nexstar Holdings or any of the Restricted Subsidiaries in the ordinary course of business of Nexstar Holdings or such Restricted Subsidiary;

(2)  transactions between or among Nexstar Holdings and/or the Restricted Subsidiaries;

(3)  loans, advances, payment of reasonable fees, indemnification of directors, or similar arrangements to officers, directors, employees and consultants who are not otherwise Affiliates of Nexstar Holdings;

(4)  sales of Equity Interests (other than Disqualified Stock) of Nexstar Holdings to Affiliates of Nexstar Holdings;

(5)  transactions under any contract or agreement in effect on the date of the Indenture as the same may be amended modified or replaced from time to time so long as any amendment, modification, or replacement is no less favorable to Nexstar Holdings and the Restricted Subsidiaries than the contract or agreement as in effect on the date of the Indenture; and

(6) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments.”

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Nexstar Holdings and the Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or Permitted Investments, as determined by Nexstar Holdings. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Nexstar Holdings or Mission or a Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)  Nexstar Holdings or such Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2)  the gross cash proceeds of that sale and leaseback transaction arc at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)  the transfer of assets in that sale and leaseback transaction is permitted by, and Nexstar Holdings or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Business Activities

Nexstar Holdings and Mission will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Nexstar Holdings and the Restricted Subsidiaries taken as a whole.

Payments for Consent

Nexstar Holdings and Mission will not, and will not permit any of their Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, Nexstar Holdings and will furnish to the Holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Nexstar Holdings were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with respect to the annual information only, a report on the annual financial statements by Nexstar Holdings’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Nexstar Holdings were required to file such reports.

If Nexstar Holdings has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Nexstar Holdings and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, Nexstar Holdings will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Nexstar Holdings has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes;

(2)  default in payment when due of the principal of, or premium, if any, on the Notes;

(3)  failure by Nexstar Holdings to comply with the provisions described under the caption “—Repurchase at the Option of Holders—Change of Control;”

(4)  failure by Nexstar Holdings for 30 days after notice from the trustee or holders of at least 25% in principal amount (or, if prior to April 1, 2008, Accreted Value) of the Notes to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Asset Sales,” “—Certain Covenants—Restricted Payments,” or “—Certain Covenants—incurrence of Indebtedness and Issuance of Preferred Stock;”

(5)  failure by Nexstar Holdings or any of the Restricted Subsidiaries for 60 days after notice from the trustee or holders of at least 25% in principal amount (or, if prior to April 1, 2008, Accreted Value) of the Notes to comply with any of the other agreements in the Indenture;

(6)  default under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Nexstar Holdings or any of the Restricted Subsidiaries (or the payment of which is guaranteed by Nexstar Holdings or any of the Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a)  is caused by a failure to pay principal of such Indebtedness at the final stated maturity thereof or

(b)  results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness described under clauses (a) and (b) above, aggregates $5.0 million or more;

(7)  failure by Nexstar Holdings or any of the Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million not covered by insurance, which judgments are not paid, discharged or stayed for a period of 60 days; and

(8)  certain events of bankruptcy or insolvency described in the Indenture with respect to Nexstar Holdings or any of the Restricted Subsidiaries.

In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) of the preceding paragraph have rescinded the declaration of acceleration in respect of the Indebtedness within 30 days of the date of the declaration and if:

(1)  the annulment of the acceleration of Notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2)  all existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Nexstar Holdings, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, the principal amount (or, if prior to April 1, 2008, Accreted Value) of all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount (or, if prior to April 1, 2008, Accreted Value) of the then outstanding Notes may declare the principal amount (or, if prior to April 1, 2008, Accreted Value) of all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount (or, if prior to April 1, 2008, Accreted Value) of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding Notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

The Holders of a majority in aggregate principal amount (or, if prior to April 1, 2008, Accreted Value) of the Notes then outstanding by notice to the trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the Notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Nexstar Holdings with the intention of avoiding payment of the premium that Nexstar Holdings would have had to pay if Nexstar Holdings then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Nexstar Holdings with the intention of avoiding the prohibition on redemption of the Notes prior to April 1, 2008, then the premium specified in the Indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

Nexstar Holdings is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Nexstar Holdings is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Nexstar Holdings, as such, will have any liability for any obligations of Nexstar Holdings under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Nexstar Holdings may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) except for:

(1)  the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below;

(2)  Nexstar Holdings’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)  the rights, powers, trusts, duties and immunities of the trustee, and Nexstar Holdings’ obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the Indenture.

In addition, Nexstar Holdings may, at its option and at any time, elect to have the obligations of Nexstar Holdings released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  Nexstar Holdings must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Nexstar Holdings must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)  in the case of Legal Defeasance, Nexstar Holdings has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Nexstar Holdings has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, Nexstar Holdings has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Nexstar Holdings or any of the Restricted Subsidiaries is a party or by which Nexstar Holdings or any of the Restricted Subsidiaries is bound;

(6)  Nexstar Holdings must deliver to the trustee an officers’ certificate stating that the deposit was not made by Nexstar Holdings with the intent of preferring the Holders of notes over the other creditors of Nexstar Holdings with the intent of defeating, hindering, delaying or defrauding creditors of Nexstar Holdings or others; and

(7)  Nexstar Holdings must deliver to the trustee an officers’ certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes (or, prior to April 1, 2008, the Accreted Value of the Notes) then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the Notes (or, prior to April 1, 2008, the Accreted Value of the Notes) then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1)  reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)  reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the scheduled redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)  reduce the rate of or change the time for payment of interest on any Note;

(4)  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount (or, if prior to April 1, 2008, Accreted Value) of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)  make any Note payable in money other than that stated in the Notes;

(6)  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the Notes;

(7)  waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”); or

(8)  make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, Nexstar Holdings and the trustee may amend or supplement the Indenture or the Notes:

(1)  to cure any ambiguity, defect or inconsistency;

(2)  to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)  to provide for the assumption of Nexstar Holdings’ obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of Nexstar Holdings’ assets;

(4)  to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder; or

(5)  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; or

(6)  to provide for the issuance of additional Notes in accordance with the limitations set forth in the Indenture as of its date.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)  either:

(a)  all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Nexstar Holdings, have been delivered to the trustee for cancellation; or

(b)  all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Nexstar Holdings has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Nexstar Holdings or any Restricted Subsidiary is a party or by which Nexstar Holdings or any Restricted Subsidiary is bound;

(3)  Nexstar Holdings has paid or caused to be paid all sums payable by it under the Indenture; and

(4)  Nexstar Holdings has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, Nexstar Holdings must deliver an officers’ certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Nexstar Holdings, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and the Notes without charge by writing to Nexstar Finance Holdings, L.L.C., 909 Lake Carolyn Parkway, Suite 1450, Irving, Texas, 75039, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

The certificates representing the exchange notes will be issued in fully registered form. Except as set forth below, the exchange notes initially will be issued in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Nexstar Holdings takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Nexstar Holdings that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Nexstar Holdings that, pursuant to procedures established by it:

(1)  upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2)  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, Nexstar Holdings and the trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither Nexstar Holdings, the trustee nor any agent of Nexstar Holdings or the trustee has or will have any responsibility or liability for:

(1)  any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Nexstar Holdings that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Nexstar Holdings. Neither Nexstar Holdings nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and Nexstar Holdings and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds.

DTC has advised Nexstar Holdings that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Nexstar Holdings nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing DTC’s operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1)  DTC (a) notifies Nexstar Holdings that it is unwilling or unable to continue as depositary for the Global Notes and Nexstar Holdings fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)  Nexstar Holdings, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)  there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Same Day Settlement and Payment

Nexstar Holdings will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Nexstar Holdings will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Nexstar Holdings expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registration Rights; Liquidated Damages

As part of the sale of the old notes, Nexstar Holdings and the initial purchasers entered into the registration rights agreement on March 27, 2003. Pursuant to the registration rights agreement, Nexstar Holdings agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of the Exchange Offer Registration Statement, Nexstar Holdings will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

If:

(1)  Nexstar Holdings is not

(a)  permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2)  any Holder of Transfer Restricted Securities notifies Nexstar Holdings prior to the 20th day following consummation of the Exchange Offer that:

(a)  it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b)  that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)  that it is a broker-dealer and owns notes acquired directly from Nexstar Holdings or an affiliate of Nexstar Holdings,

Nexstar Holdings will file with the Commission a Shelf Registration Statement to cover resales of the old notes by the Holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

Nexstar Holdings will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

For purposes of the preceding, “Transfer Restricted Securities” means each old note until:

(1)  the date on which such old note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;

(2)  following the exchange by a broker-dealer in the Exchange Offer of an old note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)  the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4)  the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1)  Nexstar Holdings will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the consummation of the issue date;

(2)  Nexstar Holdings will use their best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 135 days after the filing of the Exchange Offer Registration Statement;

(3)  unless the Exchange Offer would not be permitted by applicable law or Commission policy, Nexstar Holdings will

(a)  commence the Exchange Offer; and

(b)  use its best efforts to issue on or prior to 45 days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all old notes tendered prior thereto in the Exchange Offer; and

(4)  if obligated to file the Shelf Registration Statement, Nexstar Holdings will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to the later of (a) the date on which Nexstar Holdings would have been required to file the Exchange Offer Registration Statement and (b) 90 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 135 days after the filing of the Shelf Registration Statement.

If:

(1)  any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(2)  Nexstar Holdings fails to consummate the Exchange Offer within 45 days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(3)  the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (3) above, a “Registration Default”), then Nexstar Holdings will pay Liquidated Damages to each Holder of old notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount (or, if prior to April 1, 2008, Accreted Value) of old notes held by such Holder.

The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount (or, if prior to April 1, 2008, Accreted Value) of old notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.50 per week per $1,000 principal amount (or, if prior to April 1, 2008, Accreted Value) of old notes.

Prior to April 1, 2008, Nexstar Holdings shall pay Liquidated Damages in the form of additional old notes, which shall have substantially similar terms of the old notes, but which shall not be issued under the Indenture. On or after April 1, 2008, Nexstar Holdings shall pay Liquidated Damages in cash.

All accrued Liquidated Damages will be paid by Nexstar Holdings on each damages payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of old notes will be required to make certain representations to Nexstar Holdings (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a Holder will be deemed to have agreed to indemnify Nexstar Holdings against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of old notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Nexstar Holdings.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“ABRY” means ABRY Partners, LLC.

“ABRY III” means ABRY Broadcast Partners III, L.P, a Delaware limited partnership.

“ABRY Subordinated Debt” means indebtedness of Nexstar Broadcasting or any of its Subsidiaries (other than Nexstar Finance and the Restricted Subsidiaries) in principal amount not to exceed $30.0 million in the aggregate at any time outstanding (a) that is owed, directly or indirectly, to ABRY III, ABRY or any other investment fund controlled by ABRY and the proceeds of which are contributed to the equity capital of Nexstar Finance, (b) which shall provide that: (i) no payments of principal (or premium, if any) or interest on or otherwise due in respect of such Indebtedness may be permitted for so long as any Default or Event of Default exists and (ii) no payments in respect of interest, premium or other amounts (other than principal) shall be payable in securities or instruments of Nexstar Finance or any Restricted Subsidiary, cash or other property and (c) that shall automatically convert into common equity of Nexstar Broadcasting or any of its Subsidiaries (other than Nexstar Finance or any Restricted Subsidiary) within 18 months of the date of issuance thereof, unless refinanced.

“Accreted Value” means, as of any date of determination prior to April 1, 2008, the sum of (a) the initial offering price of each Note and (b) that portion of the excess of the principal amount at maturity of each Note over such initial offering price as shall have been accreted thereon through such date, such amount to be so accreted on a daily basis at the rate of 11.375% per annum of the initial offering price of the Notes, compounded semi-annually on each April 1 and October 1 from the date of issuance of the Notes through the date of determination.

“Acquisition Debt” means Indebtedness the proceeds of which are utilized solely to (x) acquire all or substantially all of the assets or a majority of the Voting Stock of an existing television broadcasting business franchise or station or (y) finance an LMA (including to repay or refinance indebtedness or other obligations incurred in connection with such acquisition or LMA, as the case may be, and to pay related fees and expenses).

“Acquired Debt” means, with respect to any specified Person:

(1)  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)  the sale, lease, conveyance or other disposition of any assets or rights, other than in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Nexstar Holdings and the Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)  the issuance of Equity Interests in any Restricted Subsidiary or Mission or the sale of Equity Interests in any Restricted Subsidiary of Nexstar Holdings or Mission.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1)  any single transaction or series of related transactions that involves assets or Equity Interests having a fair market value of $1.0 million or less;

(2)  a transfer of assets between or among Nexstar Holdings and the Restricted Subsidiaries;

(3)  an issuance of Equity Interests to Nexstar Holdings or to another Restricted Subsidiary;

(4)  the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5)  the sale and leaseback of any assets within 90 days of the acquisition thereof;

(6)  foreclosures on assets;

(7)  the disposition of equipment no longer used or useful in the business of such entity;

(8)  the sale or other disposition of cash or Cash Equivalents;

(9)  a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;” and

(10)  the licensing of intellectual property.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means, as to any Person, the board of directors of such Person (or if such Person is a limited liability company, the board of managers of such Person) or similar governing body or any duly authorized committee thereof.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)  in the case of a corporation, corporate stock;

(2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)  United States dollars;

(2)  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)  certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with (x) any lender party to the Credit Agreements, (y) any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better or (z) Brown Brothers Harriman;

(4)  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)  commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6)  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Nexstar Holdings and the Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)  the adoption of a plan relating to the liquidation or dissolution of Nexstar Holdings;

(3)  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Nexstar Holdings, measured by voting power rather than number of shares; or

(4)  the first day on which a majority of the members of the Board of Directors of Nexstar Holdings are not Continuing Directors.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)  an amount equal to any extraordinary loss plus any net loss realized by such Person or any of the Restricted Subsidiaries in connection with (a) an Asset Sale or (b) the disposition of any securities by such Person or any of the Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of the Restricted Subsidiaries, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)  provision for taxes based on income or profits of such Person and the Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)  Consolidated Interest Expense of such Person and the Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4)  depreciation, amortization (including amortization of goodwill and other intangibles and amortization of programming costs but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5)  any extraordinary or non-recurring expenses of such Person and the Restricted Subsidiaries for such period to the extent that such charges were deducted in computing such Consolidated Net Income; plus

(6)  any non-capitalized transaction costs incurred in connection with actual or proposed financings, acquisitions or transactions; minus

(7)  non-cash items increasing such Consolidated Net Income for such period other than the accrual of revenue in the ordinary course of business; minus

(8)  programming rights payments made during such period,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication of:

(1)  the consolidated interest expense of such Person and the Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations);

(2)  the consolidated interest expense of such Person and the Restricted Subsidiaries that was capitalized during such period;

(3)  any interest expense on Indebtedness of another Person that is guaranteed by such Person or any of the Restricted Subsidiaries or secured by a Lien on assets of such Person or any of the Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and

(4)  the product of:

(a)  all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred stock of such Person or any of the Restricted Subsidiaries, times

(b)  a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and the Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)  the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(3)  the cumulative effect of a change in accounting principles will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Nexstar Holdings who:

(1)  was a member of such Board of Directors on the date of the Indenture;

(2)  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or

(3)  was nominated by Principals beneficially owning at least 20% of the Voting Stock of Nexstar Holdings.

“Control Investment Affiliate” means any Person, any other Person which (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies or a Person controlled by such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“Credit Agreements” means (a) that certain Second Amended and Restated Credit Agreement, dated as of February 13, 2003, by and among Nexstar Finance, the guarantors party thereto, Bank of America, N.A., as administrative agent, Bear, Stearns & Co. Inc. and the lenders party thereto, providing for up to $180.0 million aggregate principal amount of credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in case as amended, modified, renewed, refunded, replaced or refinanced from time to time (including any increase in principal amount whether or not with the same lenders or agents), and (b) that certain Amended and Restated Credit Agreement, dated as of February 13, 2003, by and among Mission, the guarantors party thereto, Bank of America, N.A., as administrative agent, Bear, Stearns & Co. Inc. and the lenders party thereto, providing for up to $85.0 million aggregate principal amount of credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified renewed, refunded, replaced or refinanced from time to time (including any increase in principal amount).

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreements) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Nexstar Holdings to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Nexstar Holdings may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means any Subsidiary that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering of Capital Stock (other than Disqualified Stock) of (x) Nexstar Holdings or (y) Nexstar Broadcasting or one of its Subsidiaries (other than a Subsidiary of Nexstar Finance), the net proceeds of which are contributed to Nexstar Holdings, in each case to any Person that is not an Affiliate of Nexstar Holdings, which offering results in at least $35.0 million of net aggregate proceeds to Nexstar Holdings.

“Existing Indebtedness” means Indebtedness of Nexstar Holdings and the Restricted Subsidiaries (other than Indebtedness under the Credit Agreements) in existence on the date of the Indenture, until such amounts are repaid.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)  other agreements or arrangements designed to protect such Person against fluctuations in interest rates, currency rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)  in respect of borrowed money;

(2)  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)  in respect of banker’s acceptances;

(4)  representing Capital Lease Obligations;

(5)  representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)  representing any Hedging Obligations,

If and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person; provided that Indebtedness shall not include our pledge of the Capital Stock of one of our Unrestricted Subsidiaries to secure Non-Recourse Debt of that Unrestricted Subsidiary.

The amount of any Indebtedness outstanding as of any date will be:

(1)  the accreted value of the indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)  the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Nexstar Holdings or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, Nexstar Holdings will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Leverage Ratio” means the ratio of (i) the aggregate outstanding amount of Indebtedness of each of Nexstar Holdings and the Restricted Subsidiaries as of the last day of the most recently ended fiscal quarter for which financial statements are internally available as of the date of calculation on a combined consolidated basis in accordance with GAAP (subject to the terms described in the next paragraph) plus the aggregate liquidation preference of all outstanding Disqualified Stock of Nexstar Holdings and preferred stock of the Restricted Subsidiaries (except preferred stock issued to Nexstar Holdings or any of the Restricted Subsidiaries) as of the last day of such fiscal quarter to (ii) the aggregate Consolidated Cash Flow of Nexstar Holdings for the last four full fiscal quarters for which financial statements are internally available ending on or prior to the date of determination (the “Reference Period”).

For purposes of this definition, (i) the amount of Indebtedness which is issued at a discount shall be deemed to be the accreted value of such Indebtedness as of the last day of the Reference Period, whether or not such amount is the amount then reflected on a balance sheet prepared in accordance with GAAP, and (ii) the aggregate outstanding principal amount of Indebtedness of Nexstar Holdings and the Restricted Subsidiaries and the aggregate liquidation preference of all outstanding preferred stock of such Restricted Subsidiaries for which such calculation is made shall be determined on a pro forma basis as if the Indebtedness and preferred stock giving rise to the need to perform such calculation had been incurred and issued and the proceeds therefrom had been applied, and all other transactions in respect of which such Indebtedness is being incurred or preferred stock is being issued had occurred, on the first day of such Reference Period. In addition to the foregoing, for purposes of this definition, the Leverage Ratio shall be calculated on a pro forma basis after giving effect to (i) the incurrence of the Indebtedness of such Person and the Restricted Subsidiaries and the issuance of the preferred stock of such Subsidiaries (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment of other Indebtedness or preferred stock, at any time subsequent to the beginning of the Reference Period and on or prior to the date of determination (including any such incurrence or issuance which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (13) of the definition of Permitted Debt), as if such incurrence or issuance (and the application of the proceeds thereof), or the repayment, as the case may be, occurred on the first day of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average balance of such Indebtedness at the end of each month during such period) and (ii) any acquisition at any time on or subsequent to the first day of the Reference Period and on or prior to the date of determination (including any such acquisition which is the subject of an Incurrence Notice delivered to the Trustee during such period pursuant to clause (13) of the definition of Permitted Debt), as if such acquisition (including the incurrence, assumption or liability for any such Indebtedness and the issuance of such preferred stock and also including any Consolidated Cash Flow associated with such acquisition) occurred on the first day of the Reference Period giving pro forma effect to any non-recurring expenses, non-recurring costs and cost reductions within the first year after such acquisition Nexstar Holdings reasonably anticipates in good faith if Nexstar Holdings delivers to the Trustee an officer’s certificate executed by the chief financial or accounting officer of Nexstar Holdings certifying to and describing and quantifying with reasonable specificity such nonrecurring expenses, non-recurring costs and cost reductions. Furthermore, in calculating Consolidated Interest Expense for purposes of the calculation of Consolidated Cash Flow, (a) interest on Indebtedness determined on a fluctuating basis as of the date of determination (including Indebtedness actually incurred on the date of the transaction giving rise to the need to calculate the Leverage Ratio) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness as in effect on the date of determination and (b) notwithstanding (a) above, interest determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“LMA” means a local marketing arrangement, joint sales agreement, time brokerage agreement, shared services agreement, management agreement or similar arrangement pursuant to which a Person, subject to customary preemption rights and other limitations (i) obtains the right to sell a portion of the advertising inventory of a television station of which a third party is the licensee, (ii) obtains the right to exhibit programming and sell advertising time during a portion of the air time of a television station or (iii) manages a portion of the operations of a television station.

“Mission” means Mission Broadcasting, Inc.

“Mission Entities” means Mission and any Person that is a direct or indirect Subsidiary of Mission.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)  any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of the Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of the Restricted Subsidiaries; and

(2)  any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by Nexstar Holdings or any of the Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Nexstar Broadcasting” means Nexstar Broadcasting Group, L.L.C., the indirect parent of Nexstar Holdings, and any successor thereto.

“Nexstar Finance” means Nexstar Finance, L.L.C., a wholly-owned subsidiary of Nexstar Holdings.

“Non-Recourse Debt” means Indebtedness:

(1)  as to which neither Nexstar Holdings nor any of the Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)  no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of Nexstar Holdings or any of the Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3)  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Nexstar Holdings or any of the Restricted Subsidiaries (other than the Capital Stock of an Unrestricted Subsidiary).

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness and in all cases whether direct or indirect, absolute or contingent, now outstanding or hereafter created, assumed or incurred and including, without limitation, interest accruing subsequent to the filing of a petition in bankruptcy or the commencement of any insolvency, reorganization or similar proceedings at the rate provided in the relevant documentation, whether or not an allowed claim, and any obligation to redeem or defease any of the foregoing.

“Permitted Asset Swap” means, with respect to any Person, the substantially concurrent exchange of assets of such Person (including Equity Interests of a Restricted Subsidiary) for assets of another Person, which assets are useful to the business of such aforementioned Person.

“Permitted Business” means any business engaged in by Nexstar Holdings or the Restricted Subsidiaries as of the Closing Date or any business reasonably related, ancillary or complementary thereto.

“Permitted Investments” means:

(1)  any Investment in Nexstar Holdings or in a Restricted Subsidiary;

(2)  any Investment in Cash Equivalents;

(3)  any Investment by Nexstar Holdings or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a)  such Person becomes a Restricted Subsidiary; or

(b)  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Nexstar Holdings or a Restricted Subsidiary;

(4)  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption  “—Repurchase at the Option of Holders—Asset Sales”;

(5)  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Nexstar Holdings;

(6)  any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7)  Hedging Obligations;

(8)  guarantees of loans to management incurred pursuant to clause (14) of the definition of Permitted Debt; or

(9)  other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) that are at the time outstanding, not to exceed $5.0 million.

“Permitted Liens” means:

(1)  Liens securing Indebtedness of a Restricted Subsidiary that was permitted by the terms of the Indenture to be incurred, and Liens securing Indebtedness incurred under of the Credit Facilities that was permitted by the terms of the Indenture to be incurred;

(2)  Liens in favor of Nexstar Holdings or the Restricted Subsidiaries;

(3)  Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Nexstar Holdings or any Restricted Subsidiary; provided that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Nexstar Holdings or the Restricted Subsidiary;

(4)  Liens on property existing at the time of acquisition of the property by Nexstar Holdings or any Restricted Subsidiary; provided that such Liens were not incurred in contemplation of such acquisition;

(5)  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)  Liens to secure Indebtedness (including Capital Lease Obligations) initially permitted by clause (11) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7)  Liens existing on the date of the Indenture;

(8)  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)  Liens incurred in the ordinary course of business of Nexstar Holdings or any Restricted Subsidiary with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(10)  Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(11)  Liens securing Permitted Refinancing Indebtedness where the Liens securing indebtedness being refinanced were permitted under the Indenture;

(12)  easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices;

(13)  any interest or title of a lessor under any Capital Lease Obligation;

(14)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to letters of credit and products and proceeds thereof;

(15)  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty, including rights of offset and set-off;

(16)  Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(17)  leases or subleases granted to others;

(18)  Liens under licensing agreements;

(19)  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(20)  judgment Liens not giving rise to an Event of Default;

(21)  Liens encumbering property of Nexstar Holdings or a Restricted Subsidiary consisting of carriers, warehousemen, mechanics, materialmen, repairmen and landlords and other Liens arising by operation of law and incurred in the ordinary course of business for sums which are not overdue or which are being contested in good faith by appropriate proceedings and (if so contested) for which appropriate reserves with respect thereto have been established and maintained on the books of Nexstar Holdings or any of the Restricted Subsidiaries in accordance with GAAP; and

(22)  Liens encumbering property of Nexstar Holdings or any of the Restricted Subsidiaries incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance, or other forms of governmental insurance or benefits, or to secure performance of bids, tenders, statutory obligations, leases, and contracts (other than for Indebtedness) entered into in the ordinary course of business of Nexstar Holdings or any of the Restricted Subsidiaries.

“Permitted Refinancing Indebtedness” means any Indebtedness of Nexstar Holdings or any of the Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Nexstar Holdings or any of the Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(3)  if the Indebtedness being extended, refinanced renewed, replaced defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person’” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means (ii) ABRY and its Control Investment Affiliates, including ABRY III and (ii) the members of management of Nexstar Holdings or any of the Restricted Subsidiaries, in each case, together with any spouse or immediate family member (including adoptive children), estate, heirs, executors, personal representatives and administrators of such Person.

“Related Party” means:

(1)  any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)  any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Entities” means all Mission Entities, other than Unrestricted Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” all current and future Domestic Subsidiaries of Nexstar Holdings, other than Unrestricted Subsidiaries, and all Restricted Entities.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Unrestricted Subsidiary” means any Subsidiary of Nexstar Holdings or Mission that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)  has no Indebtedness other than Non-Recourse Debt;

(2)  is not party to any agreement, contract, arrangement or understanding with Nexstar Holdings or any of the Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Nexstar Holdings or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Nexstar Holdings or Mission;

(3)  is a Person with respect to which neither Nexstar Holdings nor any of the Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Nexstar Holdings or any of the Restricted Subsidiaries.

Any designation of a Subsidiary of Nexstar Holdings or a Mission Entity as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted

Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Nexstar Holdings will be in default of such covenant. The Board of Directors of Nexstar Holdings or any Mission Entity may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an occurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment; by

(2)  the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the date hereof. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders, whose tax consequences could be different from the following statements and conditions. Some holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, may be subject to special rules not discussed below. We recommend that each holder consult his own tax advisor as to the particular tax consequences of exchanging such holder’s old notes for exchange notes, including the applicability and effect of any state, local or non-U.S. tax law.

The exchange of the old notes for exchange notes pursuant to the exchange offer should not be treated as an “exchange” for federal income tax purposes because the exchange notes should not be considered to differ materially in kind or extent from the old notes. Rather, the exchange notes received by a holder should be treated as a continuation of the old notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging old notes for exchange notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes if the old senior subordinated notes were acquired as a result of market-making activities or other trading activities.

We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of at least 90 days after the expiration date. In addition, until October 6, 2003, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts under the exchange offer may be sold from time to time in one or more transactions;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. An “underwriter” within the meaning of the Securities Act of 1933 includes:

(1)  any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer; or

(2)  any broker or dealer that participates in a distribution of such exchange notes.

Any profit on any resale of exchange notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

Based on interpretations by the staff of the Securities and Exchange Commission in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes will be allowed to resell the exchange notes to the public without further registration under the Securities Act of 1933 and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act of 1933. The holder (other than a person that is an “affiliate” of Nexstar within the meaning of Rule 405 under the Securities Act of 1933) who receives exchange notes in exchange for old notes in the ordinary course of business and who is not participating, need not intend to participate or have an arrangement or understanding with person to participate in the distribution of the exchange notes.

However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in such no-action letters or any similar interpretive letters. The holder must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction. A secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act of 1933, unless an exemption from registration is otherwise available.

Further, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by such participating broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of any exchange notes. We have agreed, for a period of not less than 90 days from the consummation of the exchange offer, to make this prospectus available to any broker-dealer for use in connection with any such resale.

For a period of not less than 90 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the old notes against liabilities under the Securities Act of 1933, including any broker-dealers.

LEGAL MATTERS

The validity of the exchange notes and other legal matters have been passed upon on our behalf by Kirkland & Ellis, New York, New York.

EXPERTS

The consolidated financial statements of Nexstar Finance Holdings, L.L.C. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in this prospectus have been so included on the report (which contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142 as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of United Broadcasting Corporation and subsidiary and Morris Network of Alabama, Inc. as of September 30, 2002 and for the year ended September 30, 2002, included in this prospectus, have been audited by KPMG LLP, independent accountants, as stated in their report appearing herein.

AVAILABLE INFORMATION

We are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. However, we have agreed that, whether or not we are required to do so by the rules and regulations of the Securities and Exchange Commission, for so long as any of the Notes remain outstanding, we will furnish to the holders of the Notes and file with the Securities and Exchange Commission (unless the Securities and Exchange Commission will not accept such a filing) (1) all quarterly and annual financial information that would be required to be contained in such a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and, with respect to the annual information only, a report thereon by our certified independent public accountants and (2) all reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if we were required to file such reports. In addition, for so long as any of the Notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act of 1933.

Under the indenture governing the Notes we are required to file with the trustee annual, quarterly and other reports after we file these reports with the Securities and Exchange Commission. Annual reports delivered to the trustee and the holders of exchange notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public accountant. We will also furnish such other reports as may be required by law.

Information contained in this prospectus contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other similar terminology, or by discussions of strategy. Our actual results could differ materially from those anticipated by such forward-looking statements as a result of factors described in the “Risk Factors” beginning on page 11 and elsewhere in this prospectus.

The market and industry data presented in this prospectus are based upon third-party data. While we believe that such estimates are reasonable and reliable, estimates cannot always be verified by information available from independent sources. Accordingly, readers are cautioned not to place undue reliance on such market share data.

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and March 31, 2003

	December 31, 2002	March 31, 2003
	(Unaudited)	(Unaudited)
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$19,879	$101,915
Accounts receivable, net of allowance for doubtful accounts of $660 and $942, respectively	26,065	25,566
Current portion of broadcast rights	10,357	7,167
Prepaid expenses and other current assets	1,005	2,160
Deferred tax assets	43	43
Taxes receivable	—	301

Total current assets	57,349	137,152
Property and equipment, net	54,612	53,874
Broadcast rights	3,392	2,794
Due from parent entities	1,685	2,000
Other noncurrent assets	2,585	41,952
Goodwill	60,708	60,726
Intangible assets, net	220,987	217,892

Total assets	$401,318	$516,390

LIABILITIES AND MEMBER’S INTEREST
Current liabilities:
Current portion of debt	$2,567	$463
Current portion of broadcast rights payable	10,581	7,278
Accounts payable	2,624	3,468
Accrued expenses	7,000	9,394
Taxes payable	57	—
Interest payable	4,964	10,432
Deferred revenue	438	364

Total current liabilities	28,231	31,399
Debt	317,450	445,287
Broadcast rights payable	3,732	3,056
Deferred tax liabilities	5,891	6,183
Deferred revenue	2,171	2,564
Other liabilities	5,641	5,414

Total liabilities	363,116	493,903

Commitments and contingencies (Note 9)
Member’s interest:
Contributed capital	153,324	151,804
Accumulated deficit	(115,122)	(129,317)

Total member’s interest	38,202	22,487

Total liabilities and member’s interest	$401,318	$516,390

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

For the Three Months Ended March 31, 2002 and 2003

	Three Months Ended March 31,
	2002	2003
	(Unaudited)
	(dollars in thousands)
Revenue (excluding trade and barter)	$29,999	$31,701
Less: commissions	(4,059)	(4,228)

Net broadcast revenue (excluding trade and barter)	25,940	27,473
Trade and barter revenue	2,382	3,156

Total net revenue	28,322	30,629

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization, shown separately below)	8,501	10,337
Selling, general, and administrative expenses (exclusive of depreciation and amortization, shown separately below)	8,534	9,187
Amortization of broadcast rights	3,584	3,832
Amortization of intangible assets	3,256	3,622
Depreciation	3,151	2,939

Total operating expenses	27,026	29,917

Income from operations	1,296	712
Interest expense, including amortization of debt financing costs	(9,577)	(15,096)
Interest income	34	69
Other income (expenses), net	1,001	231

Loss before income taxes and cumulative effect of change in accounting principle	(7,246)	(14,084)
Income tax expense	(203)	(111)

Loss before cumulative effect of change in accounting principle	(7,449)	(14,195)
Cumulative effect of change in accounting principle, net of tax (Note 2)	(27,419)	—

Net loss	$(34,868)	$(14,195)

Other comprehensive loss:
Change in market value of derivative instrument	$965	$—

Net loss and other comprehensive loss	$(33,903)	$(14,195)

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S INTEREST

For the Year Ended December 31, 2002 and the Three Months Ended March 31, 2002 and 2003

	Contributed Capital	Accumulated Deficit	Other Comprehensive Loss	Total Member’s Interest
	(dollars in thousands)
Balance at January 1, 2002 (Unaudited)	$154,736	$(68,326)	$(3,731)	$82,679
Contributions	3	—	—	3
Distributions	(1,416)	—	—	(1,416)
Net loss	—	(34,868)	—	(34,868)
Change in market value of derivative instrument	—	—	965	965

Balance at March 31, 2002 (Unaudited)	153,323	(103,194)	(2,766)	47,363
Contributions	3	—	—	3
Distributions	(2)	—	—	(2)
Net loss	—	(11,928)	—	(11,928)
Change in market value of derivative instrument	—	—	2,766	2,766

Balance at December 31, 2002 (Unaudited)	153,324	(115,122)	—	38,202
Distributions	(1,520)	—	—	(1,520)
Net loss	—	(14,195)	—	(14,195)

Balance at March 31, 2003 (Unaudited)	$151,804	$(129,317)	$—	$22,487

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2002 and 2003

	Three Months Ended March 31,
	2002	2003
	(Unaudited)
	(dollars in thousands)
Cash flows from operating activities:
Net loss	$(34,868)	$(14,195)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	(58)	292
Depreciation of property and equipment	3,151	2,939
Amortization of intangible assets	3,256	3,622
Amortization of debt financing costs	840	6,429
Amortization of broadcast rights, excluding barter	1,926	1,811
Payments for broadcast rights	(2,020)	(1,911)
Loss on asset disposal, net	4	2
Cumulative effect of change in accounting principle, net of tax	27,419	––
Amortization of debt discount	1,019	1,261
Effect of accounting for derivative instruments	(288)	(421)
Changes in assets and liabilities:
Decrease in accounts receivable and due from parent entities	2,811	184
Increase in prepaid expenses and other current assets	(513)	(1,155)
Decrease (increase) in taxes receivable	224	(301)
Decrease in other noncurrent assets	585	473
Increase in accounts payable and accrued expenses	1,444	3,238
Decrease in taxes payable	––	(57)
Increase in interest payable	4,249	5,468
Increase in deferred revenue	591	319

Net cash provided by operating activities	9,772	7,998

Cash flows from investing activities:
Additions to property and equipment, net	(2,377)	(2,205)
Acquisition of broadcast properties and related transaction costs	––	(18)
Down payment on acquisition of stations	––	(39,950)

Net cash used for investing activities	(2,377)	(42,173)

Cash flows from financing activities:
Proceeds from debt issuance	––	259,675
Repayment of loans	(4)	(161,656)
Proceeds from revolver draws	2,500	26,650
Payments for debt finance costs	(208)	(6,938)
Capital contributions	3	––
Distributions	(1,416)	(1,520)

Net cash provided by financing activities	875	116,211

Net increase in cash and cash equivalents	8,270	82,036
Cash and cash equivalents at beginning of period	5,802	19,879

Cash and cash equivalents at end of period	$14,072	$101,915

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Business Operations

Nexstar Finance Holdings, L.L.C. (“Nexstar”) owns, operates and programs, through its subsidiaries, six NBC-affiliated television stations, three ABC-affiliated television stations, four CBS-affiliated television stations and one UPN-affiliated television station in the United States of America. Nexstar has an outsourcing agreement to provide services for a Fox affiliate owned by a subsidiary of Sinclair Broadcast Group, Inc. Through various local service agreements, Nexstar (i) programs one Fox-affiliated television station, one NBC-affiliated station and one ABC-affiliated station each under a Time Brokerage Agreement (“TBA”), (ii) has Shared Services Agreements (“SSA”) with a CBS-affiliated television station and an ABC-affiliated television station and (iii) has an SSA and a Joint Sales Agreements (“JSA”) with a Fox-affiliated television station and a low-power UPN-affiliated television station. Additionally, Mission Broadcasting, Inc. (“Mission”) provides most of the programming for two NBC-affiliated television stations, each under a TBA, and intends to purchase the underlying licenses and assets of the two stations in the second quarter of 2003. The television stations described above are located in New York, Pennsylvania, Illinois, Indiana, Missouri, Texas, Louisiana, Arkansas and Alabama.

Television broadcasting is subject to the jurisdiction of the Federal Communications Commission (“FCC”) under the Communications Act of 1934, as amended (the “Communications Act”). The Communications Act prohibits the operation of television broadcasting stations, except under a license issued by the FCC, and empowers the FCC, among other things, to issue, revoke, and modify broadcasting licenses, determine the location of the stations, regulate the equipment used by the stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for the violation of such regulations.

Nexstar is highly leveraged, which makes it vulnerable to changes in general economic conditions. Nexstar’s ability to repay or refinance its debt will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond the control of Nexstar. Nexstar believes that, taken together, its current cash balances, internally generated cash flow and availability under its credit facilities should result in Nexstar having adequate cash resources to meet its future requirements for working capital, capital expenditures and debt service for at least the next twelve months.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Nexstar and its wholly-owned subsidiaries and independently-owned Mission (collectively, the “Company”). Mission owns and operates the following television stations: WYOU, WFXP, KODE, KJTL and KJBO-LP. Nexstar does not own Mission or Mission’s television stations; however, under U.S. generally accepted accounting principles (“U.S. GAAP”), Nexstar is deemed to have a controlling financial interest in them due to Nexstar’s guarantee of Mission’s debt and the service and purchase option agreements described below. Additionally, Nexstar has evaluated the impact of accounting for Mission under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” and has determined that Nexstar will be required to continue consolidating Mission. In order for both Nexstar and Mission to continue to comply with FCC regulations, Mission must maintain complete responsibility for and control over programming, finances, personnel and operations of its stations. Nexstar has entered into various service agreements with all of Mission’s stations. Nexstar has a TBA with WFXP, which allows Nexstar to program most of the station’s broadcast time, sell the station’s advertising time and retain the advertising revenue generated by WFXP in exchange for monthly payments to Mission. Nexstar has an SSA with KJTL and KJBO-LP, which allows the sharing of services including news production, technical maintenance and security,

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies—(Continued)

in exchange for Nexstar’s right to receive certain payments from Mission as described in the SSA. These payments have had the effect of Nexstar receiving substantially all of the available cash, after payment of debt service costs, generated by KJTL and KJBO-LP. Nexstar anticipates that the payments required by the SSA with KJTL and KJBO-LP will continue to have the effect of Nexstar receiving substantially all of the available cash, after payment of debt service costs, generated by KJTL and KJBO-LP. Through a JSA, Nexstar has also acquired the right to sell and receive the revenue from the advertising time on KJTL and KJBO-LP in return for monthly payments to Mission. Nexstar has an SSA with each of WYOU and KODE, which have terms substantially similar to the terms of the SSA with KJTL and KJBO-LP. Nexstar’s ability to receive cash from Mission is governed by the agreements described above.

In addition to providing certain services to Mission’s television stations, Nexstar is also the guarantor of Mission’s debt (Note 7). Mission is a guarantor of the senior credit facilities entered into and the senior subordinated notes issued by Nexstar (Note 7).

        As a result of the service arrangements, the debt guarantees and the option agreements, described below, with Mission, Nexstar is deemed to have a controlling financial interest in Mission under U.S. GAAP while complying with the FCC’s rules regarding ownership limits in television markets. As a result of Nexstar’s controlling financial interest in Mission under U.S. GAAP, Nexstar consolidates the financial position, results of operations and cash flows of Mission with Nexstar as if it were a wholly-owned entity of Nexstar in order to provide a more meaningful presentation of Nexstar’s performance. Because Mission has a net asset deficit and because there is no binding obligation on the shareholder of Mission to make capital contributions to cover the deficit, Nexstar recognizes 100% of Mission’s losses. As discussed above, the Company has considered the method of accounting under FIN No. 46 and has determined that the Company will be required to continue consolidating Mission.

The financial statements as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 are unaudited. However, in the opinion of management, such statements include all adjustments (consisting solely of normal recurring adjustments) necessary for the fair statement of the financial information included herein in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Results of operations for interim periods are not necessarily indicative of results for the full year. The financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. The balance sheet at December 31, 2002 has been derived from the audited consolidated financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

All intercompany account balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. Unless otherwise noted, all dollars are in thousands.

Trade Transactions

The Company trades certain advertising time for various goods and services. These transactions are recorded at the estimated fair value of the goods or services received. Revenue from trade transactions is

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies—(Continued)

recognized when advertisements are broadcast and services or merchandise received are charged to expense or capitalized when received or used. The Company recorded $1.2 million and $0.7 million of trade revenue for the three months ended March 31, 2003 and 2002, respectively.

Broadcast Rights and Broadcast Rights Payable, Cash and Barter

Broadcast rights, primarily in the form of syndicated programs and feature movie packages, are initially recorded at the amount paid or payable to program suppliers for the limited right to broadcast the suppliers’ programming and are recorded when the following criteria are met 1) the cost of each program is known or reasonably determinable, 2) the license period must have begun, 3) the program material has been accepted in accordance with the license agreement, and 4) when the programming is available for use. Broadcast rights are stated at the lower of unamortized cost or net realizable value. Amortization is computed using the straight-line method based on the license period or usage, whichever yields the greater expense. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year.

The Company barters advertising time for certain program material. These transactions, except those involving exchange of advertising time for network programming, are recorded at management’s estimate of the value of the advertising time exchanged, which approximates the fair value of the program material received. The value of advertising time exchanged is estimated by applying average historical advertising rates for specific time periods. The Company recorded $2.0 million and $1.7 million of barter revenue for the three months ended March 31, 2003 and 2002, respectively, and trade and barter expense of $3.3 million and $2.3 million for the three months ended March 31, 2003 and 2002, respectively.

Intangible Assets

Intangible assets include FCC broadcast licenses, network affiliations, and goodwill. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires companies to cease amortizing certain intangible assets including goodwill and FCC licenses. The amortization of existing goodwill and FCC licenses resulting from acquisitions completed prior to June 30, 2001 ceased on December 31, 2001. Any goodwill and FCC licenses resulting from acquisitions completed after June 30, 2001 were not and will not be amortized. SFAS No. 142 established a new method of testing goodwill and FCC licenses for impairment on an annual basis or on an interim basis if an event occurs or circumstances change which would reduce the fair value of a reporting unit below its carrying value.

As required by SFAS No. 142, the Company completed a transitional impairment test for goodwill and FCC licenses as of January 1, 2002. As a result of this test, an impairment of goodwill of $27.4 million, net of taxes, was recorded in the first quarter of 2002 as a cumulative effect of change in accounting principle. There was no impairment to the goodwill and FCC licenses as of March 31, 2003 and December 31, 2002.

An impairment assessment of goodwill and FCC licenses could be triggered by a significant reduction in operating results or cash flows at one or more of the Company’s television stations, or a forecast of such reductions, a significant adverse change in the advertising marketplaces in which the Company’s television stations operate, or by adverse changes to FCC ownership rules, among others.

Long Lived-Assets

The Company periodically evaluates the net realizable value of long-lived assets, including tangible and intangible assets, relying on a number of factors including operating results, business plans, economic projections

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies—(Continued)

and anticipated future cash flows. An impairment in the carrying value of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46. This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for variable interest entities created after January 31, 2003. The Company is currently evaluating the impact of FIN No. 46 on its consolidated financial position and results of operations, specifically relating to TBAs, local marketing agreements and outsourcing agreements as discussed in Note 4.

3.    Acquisitions

KODE

On December 31, 2001, Mission entered into a TBA with GOCOM Broadcasting of Joplin, L.L.C. (“GOCOM”) and simultaneously entered into a Purchase and Sale Agreement to acquire substantially all of the assets of KODE for $14.0 million. Pursuant to the terms of the purchase agreement, Mission made a down payment of $6.0 million against the purchase price on December 31, 2001 and paid the remaining $8.0 million upon the consummation of the acquisition on September 30, 2002, exclusive of transaction costs. KODE is the ABC-affiliated television station in Joplin, Missouri. The acquisition has been accounted for under the purchase method and, accordingly, the purchase price was allocated to assets and liabilities acquired based on their estimated fair value on the acquisition date. The TBA was terminated upon the closing of the acquisition, and non-recurring TBA fees in the amount of $0.1 million are included in the consolidated financial statements of Nexstar for the three months ended March 31, 2002.

On April 1, 2002, Mission entered into an SSA with KSNF, a Nexstar-owned station in the Joplin, Missouri market. As a result of the SSA with KSNF, Mission was able to reduce overhead costs associated with operations at KODE. Based on the expectation of the cost reductions through the SSA, Mission purchased KODE for an amount which resulted in the recognition of $0.4 million of goodwill, exclusive of transaction costs.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Nexstar obtained third-party valuations of certain acquired intangible assets.

At September 30, 2002
(in millions)
Broadcast rights	$0.9
Property, plant and equipment	2.7
Intangible assets	10.9
Goodwill, including transaction costs	0.7

Total assets acquired	15.2
Less: Broadcast rights payable	0.9

Net assets acquired	$14.3

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Acquisitions—(Continued)

Of the $10.9 million of acquired intangible assets, $4.3 million was assigned to FCC licenses that are not subject to amortization and $5.5 million was assigned to network affiliation agreements (useful life of 15 years). The remaining $1.1 million of acquired intangible assets have a useful life of approximately 1 year. Goodwill of $0.7 million is expected to be deductible for tax purposes.

The selected unaudited pro forma consolidated information for the three months ended March 31, 2002 and 2003 determined as if the acquisitions, described above, had occurred on January 1, of each year as follows:

	Three Months Ended March 31, 2002		Three Months Ended March 31, 2003
	As Reported	Pro Forma	As Reported	Pro Forma
	(Unaudited)		(Unaudited)
Net broadcast revenue (excluding trade and barter)	$25,940	$25,940	$27,473	$27,473
Total net revenue	28,322	28,322	30,629	30,629
Income from operations	1,296	634	712	712
Net loss	$(34,868)	$(35,650)	$(14,195)	$(14,195)

The selected unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of results of operations in future periods or results that would have been achieved had the Company and the acquired stations been combined during the specified periods.

4.    Time Brokerage, Shared Services, Joint Sales and Outsourcing Agreements

WYZZ

Effective December 1, 2001, Nexstar entered into an outsourcing agreement with a subsidiary of Sinclair Broadcast Group, Inc. to provide certain engineering, production, sales and administrative services for WYZZ, the Fox affiliate in the Peoria-Bloomington, Illinois market. Pursuant to this agreement, the parties will share the combined broadcast cash flow, as defined in the agreement, generated by WYZZ and Nexstar-owned WMBD. The agreement is non-cancelable until May 31, 2003 and expires in December 2008.

KRBC and KACB

On December 13, 2002, Mission entered into a local marketing agreement with LIN Television Corporation and two of its subsidiaries, the current owners of KRBC, the NBC affiliate in Abilene-Sweetwater, Texas, and KACB, the NBC affiliate in San Angelo, Texas. Operations under the local marketing agreement commenced on January 1, 2003. Following FCC consent to the transaction, Mission will purchase substantially all of the assets of the stations for $10.0 million. Pursuant to the terms of the purchase agreement, Mission made a down payment of $1.5 million against the purchase price in December 2002, which has been included in noncurrent assets as of December 31, 2002 and March 31, 2003. Mission will enter into a shared services agreement with Nexstar whereby its station, KTAB, will provide news, production, technical maintenance and security for KRBC and KACB.

KARK and WDHN

On December 30, 2002, Nexstar entered into time brokerage agreements with two subsidiaries of Morris Multimedia, Inc., the current owners of KARK, the NBC affiliate in Little Rock, Arkansas, and WDHN, the ABC

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Time Brokerage, Shared Services, Joint Sales and Outsourcing Agreements—(Continued)

affiliate in Dothan, Alabama. Operations under the time brokerage agreements commenced on February 1, 2003. Following FCC consent to the transaction, Nexstar will purchase all of the stock of the stations for $90.0 million. Pursuant to terms of the purchase agreement, Nexstar made a down payment of $40.0 million against the purchase price on January 31, 2003, which has been included in noncurrent assets as of March 31, 2003.

The Company is currently evaluating the impact of accounting for these agreements under FIN No. 46. Under these agreements, the Company is responsible for the operating expenses of the respective stations and therefore may have unlimited exposure to any potential operating losses. The Company will continue to operate the stations under the time brokerage, shared services, joint sales and outsourcing agreements until termination of such agreements. Additionally the Company indemnifies the owners of these stations from and against all liability and claims arising out of or resulting from its activities, acts or omissions in connection with the agreements. The maximum potential amount of future payments the Company could be required to make for such indemnification is undeterminable at this time.

5.    Related Party Transactions

Guaranty—Chief Executive Officer

Pursuant to a continuing guaranty agreement dated June 16, 2001 with Nexstar’s primary lender, Nexstar guarantees a $3.0 million non-revolving line of credit to its President and Chief Executive Officer to enable him, among other uses, to purchase equity units of Nexstar. The line of credit is full-recourse to the officer. However, if the officer does not repay some or all of the loan then Nexstar may be required to pay up to the maximum potential amount of $3.0 million. The full amount has been drawn against the line of credit and is due on December 31, 2004.

6.    Intangible Assets and Goodwill

	Estimated useful life (years)	December 31, 2002	March 31, 2003
		(Unaudited)	(Unaudited)
Network affiliation agreements	15	$177,509	$177,509
FCC licenses	indefinite	81,468	81,468
Debt financing costs	term of debt	17,897	16,676
Other intangible assets	1-15	12,122	12,142

		288,996	287,795
Less: accumulated amortization		(68,009)	(69,903)

Intangible assets, net of accumulated amortization		220,987	217,892
Goodwill	indefinite	60,708	60,726

Intangible assets and goodwill, net		$281,695	$278,618

Total amortization expense from definite-lived intangible assets (excluding debt financing costs) for the year ended December 31, 2002 and three months ended March 31, 2003 was $13.4 million and $3.6 million, respectively. The estimated useful life of network affiliations contemplates renewals of the underlying agreements based on Nexstar’s historical ability to renew such agreements without significant cost or modifications to the conditions from which the value of the affiliation was derived. These renewals can result in

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Intangible Assets and Goodwill—(Continued)

estimated useful lives of individual affiliations ranging from 12 to 20 years. Management has determined that 15 years is a reasonable estimate within the range of such estimated useful lives. The carrying value of indefinite-lived intangible assets, excluding goodwill, at December 31, 2002 and March 31, 2003 was $68.6 million. The use of an indefinite life for FCC licenses contemplates the Company’s historical ability to renew the licenses, that such renewals generally may be obtained indefinitely and at little cost, and that the technology used in broadcasting is not expected to be replaced in the foreseeable future. Therefore, cash flows derived from the FCC licenses are expected to continue indefinitely.

7.    Debt

Long-term debt consists of the following:

	December 31, 2002	March 31, 2003
	(Unaudited)	(Unaudited)
Term loans	$81,513	$185,000
Revolving credit facility	55,143	1,650
12% Senior subordinated notes due 2008, net of discount	154,762	154,937
16% Senior discount notes due 2009, net of discount	24,507	25,522
11.375% Senior discount notes due 2013, net of discount	—	74,745
SFAS No. 133 hedge accounting adjustment	4,092	3,896

	320,017	445,750
Less: current portion	(2,567)	(463)

	$317,450	$445,287

The Nexstar Senior Secured Credit Facilities

On January 12, 2001, Nexstar Finance, L.L.C. (“Nexstar Finance”), a wholly-owned subsidiary of Nexstar entered into senior secured credit facilities (the “Nexstar credit facilities”) with a group of commercial banks. The terms of the credit agreement provided for a revolving credit facility (the “Nexstar revolver”) in the amount of $122.0 million and a term loan facility (the “Nexstar term loan”) in the amount of $110.0 million. The revolving credit facility was subsequently reduced to $72.0 million after the issuance of the Senior Subordinated Notes discussed below. The credit facilities were subsequently amended on June 14, 2001 to allow for a $50.0 million Term A facility, a $75.0 million Term B facility and a $57.0 million revolving facility. On November 14, 2001, the credit facilities were further amended to adjust certain financial covenants effective for the period ended September 30, 2001 and future periods because Nexstar was not in compliance with the consolidated total leverage ratio as of September 30, 2001, due in large part to the negative impact on advertising revenue resulting from the events of September 11, 2001 and Nexstar anticipated non-compliance in future periods. The amendment also reduced the revolving facility to $42.0 million. On June 5, 2002, the Nexstar credit facilities were amended again to allow Nexstar Finance to undertake the reorganization and other transactions related to the proposed initial public offering by Nexstar Broadcasting Group, Inc., a member of Nexstar Broadcasting Group, L.L.C., including the redemption of the preferred membership interests of Nexstar Broadcasting Group, L.L.C., an indirect parent of Nexstar. Prior to the refinancing described below, the Nexstar revolver and Term A facility would have matured on January 12, 2007 and the Term B facility would have matured on July 12, 2007. Any excess amount outstanding at the time of a mandatory reduction would have been payable at that time. The borrowings under the Nexstar credit facilities were guaranteed, jointly and severally, by Nexstar and Mission, and by each existing and subsequently acquired or organized subsidiary of Nexstar Finance.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Debt—(Continued)

On February 13, 2003, Nexstar Finance obtained new senior credit facilities (the “New Nexstar Facilities”). The New Nexstar Facilities consist of a $130.0 million term loan and a $50.0 million revolver. Nexstar Finance used the proceeds from the term loan to refinance its existing senior credit facilities, pay related debt financing costs and provide additional working capital. Financial covenants under the New Nexstar Facilities include a total leverage ratio of 7.25 times the last twelve months operating cash flow (as defined in the credit agreement) through March 30, 2004 and a senior leverage ratio of 4.25 times the last twelve months operating cash through June 29, 2004. Covenants also include, among others, an interest coverage ratio of 1.50 to 1.00 through June 29, 2004 and a fixed charge coverage ratio of 1.10 to 1.00 through September 29, 2004. The term loan amortizes at 1% annually in years 2004 through 2009, with the remaining 94% due in 2010. The outstanding principal amount on the revolving loans mature on December 31, 2009. As of March 31, 2003, Nexstar had drawn $130.0 million on its term loan and had no borrowings outstanding under its revolver. Interest rates associated with the New Nexstar Facilities are based, at the option of Nexstar Finance, on the prevailing prime rate plus an applicable margin or LIBOR plus an applicable margin, as defined in the credit agreement (4.34% at March 31, 2003). Interest is fixed for a period ranging from one month to 12 months, depending on availability of the interest basis selected, except if Nexstar Finance selects a prime-based loan, in which case the interest rate will fluctuate during the period as the prime rate fluctuates. Interest is payable periodically based on the type of interest rate selected. In addition, Nexstar is required to pay quarterly commitment fees on the unused portion of the Nexstar Finance revolver loan commitment based on the Company’s leverage ratio for that particular quarter. The Nexstar Finance term loan is subject to scheduled mandatory repayments, and the Nexstar Finance revolver is subject to scheduled mandatory commitment reductions commencing in 2004.

The Mission Senior Secured Credit Facilities

On January 12, 2001, Mission entered into a credit agreement (the “Mission credit facility”) with a group of commercial banks. The terms provided for the banks to make revolving loans to Mission, not to exceed the aggregate commitment of $43.0 million. On November 14, 2001, the Mission credit facility was amended to increase the revolving facility to $58.0 million. The Mission credit facility was amended again on September 30, 2002 in order to permit the merger of Bastet Broadcasting, Inc. and Mission Broadcasting of Joplin, Inc. into Mission. Nexstar has entered into a guarantor agreement, whereby Nexstar Finance guarantees full payment of any obligations outstanding in the event of Mission’s default. Prior to the refinancing described below, the Mission credit facility would have been due and payable on the maturity date, January 12, 2007. Any excess amount outstanding at the time of a mandatory reduction would have been payable at that time.

On February 13, 2003, Mission obtained new senior credit facilities (the “New Mission Facilities”). The New Mission Facilities consist of a $55.0 million term loan and a $30.0 million revolver. Mission used the proceeds from the loans to refinance its existing senior credit facility, pay related debt financing costs and provide additional working capital. Financial covenants under the New Mission Facilities include a total leverage ratio of 7.25 times the last twelve months operating cash flow (as defined in the credit agreement) through March 30, 2004 and a senior leverage ratio of 4.25 times the last twelve months operating cash through June 29, 2004. Covenants also include among others, an interest coverage ratio of 1.50 to 1.00 through June 29, 2004 and a fixed charge coverage ratio of 1.10 to 1.00 through September 29, 2004. The term loan amortizes at 1% annually in years 2004 through 2009, with the remaining 94% due in 2010. The outstanding principal amount on the revolving loans mature on December 31, 2009. As of March 31, 2003, Mission had drawn $55.0 million on its term loan and $1.7 million under its revolver. Interest rates associated with the New Mission Facilities are based, at the option of Mission, on the prevailing prime rate plus an applicable margin or LIBOR plus an applicable margin, as defined in the credit agreement (ranging from 4.34% to 4.59% at March 31, 2003). Interest is fixed for a period ranging from one month to 12 months, depending on availability of the interest basis

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Debt—(Continued)

selected, except if Mission selects a prime-based loan, in which case the interest rate will fluctuate during the period as the prime rate fluctuates. Interest is payable periodically based on the type of interest rate selected. In addition, Mission is required to pay quarterly commitment fees on the unused portion of the Mission revolver loan commitment based on the Company’s leverage ratio for that particular quarter. The Mission term loan is subject to scheduled mandatory repayments, and the Mission revolver is subject to scheduled mandatory commitment reductions commencing in 2004.

The refinancing of the senior credit facilities for Nexstar Finance and Mission resulted in the write off during the first quarter of 2003 of $5.8 million of certain debt financing costs capitalized at December 31, 2002. The amount is included in interest expense.

Based on borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of the Company’s credit facilities approximates their carrying values.

Senior Subordinated Notes

On March 16, 2001, Nexstar Finance issued $160.0 million of 12.0% senior subordinated notes (the “notes”) at a price of 96.012%. The notes mature on April 1, 2008. Interest is payable every six months in arrears on April 1 and October 1. The notes are guaranteed by all of the domestic existing and future restricted subsidiaries of Nexstar Finance and by Mission. They are general unsecured senior subordinated obligations subordinated to all of the Company’s senior secured credit facilities. The notes are redeemable on or after April 1, 2005, at declining premiums, and Nexstar Finance may redeem, at a premium, up to 35.0% of the aggregate principal amount of the notes before April 1, 2004 with the net cash proceeds from qualified equity offerings. The notes are not redeemable by either the issuer or the note holder between April 1, 2004 and March 31, 2005. The proceeds of the offering were used to partially refinance existing indebtedness of Nexstar Finance and fund working capital needs.

Senior Discount Notes

On May 17, 2001, Nexstar issued approximately $37.0 million principal amount at maturity of Senior Discount Notes (the “discount notes”) at a price of 54.0373%. The discount notes mature on May 15, 2009. Each discount note will have an accreted value at maturity of $1,000. The discount notes will not begin to accrue cash interest until May 15, 2005 with payments to be made every six months in arrears on May 15 and November 15. They are general unsecured senior obligations effectively subordinated to all of Nexstar Finance’s senior secured debt and are structurally subordinated to Nexstar Finance’s notes described above.

On March 27, 2003, Nexstar issued $130.0 million principal amount at maturity of Senior Discount Notes (the “new discount notes”) at a price of 57.442%. The new discount notes mature on April 1, 2013. Each new discount note will have an accreted value at maturity of $1,000. The new discount notes will not begin to accrue cash interest until April 1, 2008 with payments to be made every six months in arrears on April 1 and October 1. They are generally unsecured senior obligations effectively subordinated to all of Nexstar Finance’s senior secured debt and are structurally subordinated to Nexstar Finance’s notes.

Debt Covenants

The bank debt agreements and the notes described above contain covenants, which require the Company to comply with certain financial ratios, capital expenditures, cash film payments and other limits. The Company was in compliance with all covenants at March 31, 2003.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Income Taxes

The Company’s income tax expense for the three months ended March 31, 2002 was $0.2 million, compared to the income tax expense of $0.1 million for the three months ended March 31, 2003. The Company’s effective tax rate was 3% for the three months ended March 31, 2002 as compared to the effective tax rate of 1% for the three months ended March 31, 2003. The significant differences from the statutory tax rate and the effective tax rate for the three months ended March 31, 2003 include an increase in the valuation allowance, income earned by entities not subject to corporate income tax, and state taxes, net of the federal benefit.

9.    Commitments and Contingencies

Digital Conversion

FCC regulations required the Company to commence digital operations by May 1, 2002, in addition to continuing the Company’s analog operations, unless an extension of time was granted. The Company received extensions of time through December 1, 2002, to begin digital operations at all of the stations except WCIA and WCFN, which met the May 1, 2002 deadline. Nexstar and Mission have received further extensions of time until June 20, 2003 and July 7, 2003, respectively, for the eight Nexstar-owned stations and two Mission-owned stations that did not meet the December 1, 2002 deadline. Mission-owned WFXP is not required to seek an extension of time because the FCC has not yet issued it a DTV construction permit. The Company’s most recent estimate is that digital conversion will require an average initial capital expenditure of $0.2 million per station for low-power transmission of a digital signal and an average additional capital expenditure of $0.7 million per station to modify the transmitter for full-power digital signal transmission. Digital conversion expenditures were $1.5 million and $0.7 million for the year ended December 31, 2002 and the three months ended March 31, 2003, respectively. The Company has entered into a commitment of approximately $1.5 million payable in 2003 for the remaining 2003 digital conversions. The Company anticipates that digital conversion expenditures will be funded through available cash on hand and cash generated from operations.

Guarantor Arrangements

FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, during the first quarter of fiscal 2003. The adoption of FIN No. 45 did not have a material effect of the accompanying consolidated financial statements. The following is a summary of the Company’s agreements that have been determined to be within the scope of FIN No. 45.

As permitted under Delaware law, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, there exists a Director and Officer insurance policy that may limit the Company’s exposure and enable it to recover a portion of any future amount paid. As a result of the insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. All of these indemnification agreements were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002 and March 31, 2003.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Commitments and Contingencies—(Continued)

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002 and March 31, 2003.

When, as part of an acquisition, the Company acquires all of the assets and liabilities or all of the stock of a company, the Company assumes the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments that could be required to be made by the Company for such obligations is undeterminable at this time. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002 and March 31, 2003.

In connection with most of the Company’s acquisitions, the Company enters into local marketing agreements for specified periods of time, usually six months or less, whereby the Company indemnifies the owner and operator of the television station, their employees, agents and contractors from liability, claims, and damages arising from the activities of operating the television station. The maximum potential amount of future payments the Company could be required to make for such obligations is undeterminable at this time. The Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002 and March 31, 2003.

Litigation

From time to time, the Company is involved with claims that arise out of the normal course of its business. In the opinion of management, any resulting liability with respect to these claims would not have a material adverse effect on the Company’s financial condition or results of operations.

10.    Member’s Interest

Nexstar is 100% owned and controlled by one member, Nexstar Finance Holdings II, L.L.C. (“Holdings II”). In March 2002, Nexstar made a $1.4 million distribution to Holdings II. In March 2003, Nexstar made a $1.5 million distribution to Holdings II.

11.    Initial Public Offering

On April 24, 2002, Nexstar Broadcasting Group, Inc., filed a registration statement for an initial public offering with the Securities and Exchange Commission (“SEC”). Nexstar Broadcasting Group, L.L.C., Nexstar’s indirect parent, will undertake a reorganization in connection with the consummation of the initial public offering whereby Nexstar Broadcasting Group, L.L.C. and certain of its direct and indirect subsidiaries will be merged with and into, Nexstar Broadcasting Group, Inc., which will be the surviving corporation.

12.    Subsequent Event

On May 8, 2003, Mission entered into a time brokerage agreement with Bahakel Communications relating to WBAK and simultaneously entered into a Purchase and Sale Agreement to acquire substantially all of the

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Subsequent Event—(Continued)

assets of WBAK, the Fox affiliate in Terre Haute, Indiana, for $3.0 million. The time brokerage agreement commenced on May 9, 2003. Pursuant to the terms of the purchase agreement, Mission made a down payment of $1.5 million against the purchase price, which was funded from Mission’s senior credit facilities. Additionally, Mission entered into a shared services agreement with Nexstar, effective May 9, 2003, whereby Nexstar-owned WTWO will provide certain services to WBAK including production, technical maintenance and security, among other services. Mission also entered into a joint sales agreement, effective May 9, 2003, whereby Nexstar-owned WTWO will purchase all the advertising time on WBAK and retain the advertising revenue in return for payments to Mission of $0.1 million per month, subject to adjustment to assure that each payment equals Mission’s actual operating costs plus $10.0 thousand per month. The Company is currently evaluating the impact of the accounting for this agreement under FIN No. 46.

Claims and Legal Proceedings

In the normal course of business, we are party to various claims and legal proceedings. We record a reserve for these matters when an adverse outcome is probable and we can reasonably estimate our potential liability. Although the ultimate outcome of these matters is currently not determinable, we do not believe that the resolution of these matters in a manner adverse to our interests will have a material effect upon our financial condition, results of operations or cash flows for an interim or annual period.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member of Nexstar Finance Holdings, L.L.C.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and other comprehensive loss, of member’s interest and of cash flows present fairly, in all material respects, the financial position of Nexstar Finance Holdings, L.L.C., a wholly-owned indirect subsidiary of Nexstar Broadcasting Group, L.L.C., and its subsidiaries (the “Company”), at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/    PricewaterhouseCoopers LLP

Boston, Massachusetts

March 5, 2003 except as to Note 14,

which is as of May 2, 2003

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001
	(dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$19,879	$5,802
Accounts receivable, net of allowance for doubtful accounts of $660 and $490, respectively	26,065	25,442
Current portion of broadcast rights	10,357	10,062
Prepaid expenses and other current assets	1,005	993
Deferred tax assets	43	276
Taxes receivable	––	233

Total current assets	57,349	42,808

Property and equipment, net	54,612	57,383
Broadcast rights	3,392	3,685
Due from parent entities	1,685	958
Other noncurrent assets	2,585	8,240
Goodwill, net	60,708	87,464
Intangible assets, net	220,987	225,816

Total assets	$401,318	$426,354

LIABILITIES AND MEMBER’S INTEREST
Current liabilities:
Current portion of debt	$2,567	$488
Current portion of capital lease obligations	––	23
Current portion of broadcast rights payable	10,581	10,242
Accounts payable	2,624	3,732
Accrued expenses	7,000	3,986
Taxes payable	57	––
Interest payable	4,964	6,041
Deferred revenue	438	335

Total current liabilities	28,231	24,847

Debt	317,450	304,144
Broadcast rights payable	3,732	3,770
Deferred tax liabilities	5,891	6,892
Deferred revenue	2,171	––
Other liabilities	5,641	4,022

Total liabilities	363,116	343,675

Commitments and contingencies (Note 11)
Member’s interest:
Contributed capital	153,324	154,736
Accumulated deficit	(115,122)	(68,326)
Accumulated other comprehensive loss on derivative instruments	––	(3,731)

Total member’s interest	38,202	82,679

Total liabilities and member’s interest	$401,318	$426,354

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(dollars in thousands)
Revenue (excluding trade and barter)	$143,730	$114,474	$124,631
Less: commissions	(20,593)	(15,420)	(17,546)

Net broadcast revenue (excluding trade and barter)	123,137	99,054	107,085
Trade and barter revenue	10,702	11,675	10,382

Total net revenue	133,839	110,729	117,467

Operating expenses:
Direct operating expenses (exclusive of depreciation and amortization shown separately below)	35,147	31,332	29,269
Selling, general, and administrative expenses (exclusive of depreciation and amortization shown separately below)	35,823	28,180	28,790
Amortization of broadcast rights	14,776	17,344	16,905
Amortization of intangible assets	13,426	21,117	14,750
Depreciation	13,231	12,694	9,183

Total operating expenses	112,403	110,667	98,897

Income from operations	21,436	62	18,570
Interest expense, including amortization of debt financing costs	(38,941)	(40,295)	(20,170)
Interest income	150	316	309
Other expenses, net	(2,356)	(519)	(259)

Loss before income taxes and cumulative effect of change in accounting principle	(19,711)	(40,436)	(1,550)
Income tax benefit (expense)	334	951	(1,091)

Loss before cumulative effect of change in accounting principle	(19,377)	(39,485)	(2,641)
Cumulative effect of change in accounting principle, net of tax (Note 2)	(27,419)	—	—

Net loss	$(46,796)	$(39,485)	$(2,641)

Other comprehensive loss:
Cumulative effect of change in accounting principle	$—	$(241)	$—
Change in market value of derivative instrument	3,731	(3,490)	—

Net loss and other comprehensive loss	$(43,065)	$(43,216)	$(2,641)

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S INTEREST

For the Years Ended December 31, 2002, 2001 and 2000

	Contributed Capital	Accumulated Deficit	Other Comprehensive Loss	Total Member’s Interest
	(dollars in thousands)

Balance at January 1, 2000	$61,671	$(26,200)	$—	$35,471
Contributions	10	—	—	10
Distributions	(150)	—	—	(150)
Net loss	—	(2,641)	—	(2,641)

Balance at December 31, 2000	61,531	(28,841)		32,690
Contributions	101,265	—	—	101,265
Distributions	(8,060)	—	—	(8,060)
Net loss	—	(39,485)	—	(39,485)
Cumulative effect of change in accounting principle	—	—	(241)	(241)
Change in market value of derivative instrument	—	—	(3,490)	(3,490)

Balance at December 31, 2001	154,736	(68,326)	(3,731)	82,679
Contributions	6	—	—	6
Distributions	(1,418)	—	—	(1,418)
Net loss	—	(46,796)	—	(46,796)
Change in market value of derivative instrument	—	—	3,731	3,731

Balance at December 31, 2002	$153,324	$(115,122)	$—	$38,202

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
	(dollars in thousands)

Cash flows from operating activities:
Net loss	$(46,796)	$(39,485)	$(2,641)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	(768)	(651)	(556)
Depreciation of property and equipment	13,231	12,694	9,183
Amortization of intangible assets	13,426	21,117	14,750
Amortization of debt financing costs	2,841	5,234	303
Amortization of broadcast rights, excluding barter	7,844	8,328	8,356
Payments for broadcast rights	(7,628)	(8,001)	(8,426)
(Gain) loss on asset disposal, net	(60)	330	259
Cumulative effect of change in accounting principle, net of tax	27,419	—	—
Amortization of debt discount	4,367	2,537	—
Effect of accounting for derivative instruments	5,055	290	—

Changes in assets and liabilities:
Increase in accounts receivable and due from parent entities	(1,350)	(2,633)	(1,574)
Decrease (increase) in prepaid expenses and other current assets	38	(463)	(77)
Decrease (increase) in taxes receivable	233	(233)	—
(Increase) decrease in other noncurrent assets	(445)	(573)	50
Increase in accounts payable and accrued expenses	1,906	659	94
Increase (decrease) in taxes payable	57	(625)	541
Increase (decrease) in interest payable	(1,077)	5,733	(2,091)
Increase (decrease) in deferred revenue	2,274	(33)	199
Decrease in due to Midwest Television, Inc.	––	(2,256)	(1,815)

Net cash provided by operating activities	20,567	1,969	16,555

Cash flows from investing activities:
Additions to property and equipment, net	(7,940)	(5,701)	(5,693)
Proceeds from sale of assets	255	111	98
Acquisition of broadcast properties and related transaction costs	(8,320)	(108,525)	(45,287)
Down payment on acquisition of stations	(1,550)	(6,000)	—

Net cash used for investing activities	(17,555)	(120,115)	(50,882)

Cash flows from financing activities:
Proceeds from debt issuance	––	638,838	—
Repayment of loans	(3,001)	(616,365)	(13,544)
Proceeds from revolver draws	11,500	24,500	63,500
Proceeds from termination of derivative instrument	4,387	—	—
Payments for debt finance costs	(409)	(18,980)	(1,206)
Note payable to related party	––	—	(14,522)
Capital contributions	6	101,265	10
Distributions	(1,418)	(8,060)	(150)

Net cash provided by financing activities	11,065	121,198	34,088

Net increase (decrease) in cash and cash equivalents	14,077	3,052	(239)
Cash and cash equivalents at beginning of year	5,802	2,750	2,989

Cash and cash equivalents at end of year	$19,879	$5,802	$2,750

Supplemental schedule of noncash activities:
Cash paid for interest, net	$31,000	$26,276	$21,610

Cash paid for taxes, net	$112	$658	$1,070

The accompanying notes are an integral part of these consolidated financial statements.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business Operations

Nexstar Finance Holdings, L.L.C. (“Nexstar”) owns, operates and programs, through its subsidiaries, six NBC-affiliated television stations, three ABC-affiliated television stations, four CBS-affiliated television stations and one UPN-affiliated television station in the United States of America. Nexstar has an outsourcing agreement to provide services for a Fox affiliate owned by a subsidiary of Sinclair Broadcast Group, Inc. Through various local service agreements, Nexstar (i) programs one Fox-affiliated television station under a Time Brokerage Agreement (“TBA”), (ii) has Shared Services Agreements (“SSA”) with a CBS-affiliated television station and an ABC-affiliated television station (iii) has an SSA and a Joint Sales Agreement (“JSA”) with a Fox-affiliated television station and a low-power UPN-affiliated television station. The television stations described above are located in New York, Pennsylvania, Illinois, Indiana, Missouri, Texas and Louisiana.

Nexstar was organized as a limited liability company (“L.L.C.”) on December 5, 2000 in the State of Delaware under a plan of reorganization for the purpose of executing various financing transactions. The reorganization has been accounted for as a combination of entities under common control in a manner similar to a pooling of interests and, accordingly, the financial statements for all periods have been restated to reflect the exchange of members’ interest.

Nexstar is a wholly-owned subsidiary of Nexstar Finance Holdings II, L.L.C., formerly known as Nexstar Finance Holdings, L.L.C., which was organized as an L.L.C. on December 5, 2000 in the State of Delaware to execute the financing transactions referenced above. Nexstar and Nexstar Finance Holdings II, L.L.C. are wholly-owned indirect subsidiaries of Nexstar Broadcasting Group, L.L.C. (“Nexstar Broadcasting”) which was organized as an L.L.C. on December 12, 1996 in the State of Delaware. Nexstar Broadcasting commenced operations on April 15, 1997.

On April 24, 2002, Nexstar Broadcasting Group, Inc., filed for an initial public offering with the SEC. Nexstar Broadcasting Group, L.L.C. will undertake a reorganization in connection with the consummation of the initial public offering whereby Nexstar Broadcasting Group, L.L.C. and certain of its direct and indirect subsidiaries will be merged with and into, Nexstar Broadcasting Group, Inc., which will become the surviving corporation.

Television broadcasting is subject to the jurisdiction of the Federal Communications Commission (“FCC”) under the Communications Act of 1934, as amended (the “Communications Act”). The Communications Act prohibits the operation of television broadcasting stations, except under a license issued by the FCC, and empowers the FCC, among other things, to issue, revoke, and modify broadcasting licenses, determine the location of the stations, regulate the equipment used by the stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for the violation of such regulations.

Nexstar is highly leveraged, which makes it vulnerable to changes in general economic conditions. Nexstar’s ability to repay or refinance its debt will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond the control of Nexstar. Nexstar believes that, taken together, its current cash balances, internally generated cash flow and availability under its credit facilities should result in Nexstar having adequate cash resources to meet its future requirements for working capital, capital expenditures and debt service for at least the next twelve months.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Nexstar and its wholly-owned subsidiaries and independently-owned Mission Broadcasting, Inc. (“Mission”) (collectively, the “Company”). Bastet

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

Broadcasting, Inc. (“Bastet”) and Mission Broadcasting of Wichita Falls, Inc., were, at the beginning of fiscal year 2002, separate entities 100% owned by the same independent third party. On September 30, 2002, Bastet and Mission Broadcasting of Joplin, Inc., a subsidiary of Mission, were merged into Mission Broadcasting of Wichita Falls, Inc. with Mission Broadcasting of Wichita Falls, Inc. as the surviving corporation (and its name was changed to Mission Broadcasting, Inc.). The reorganization has been accounted for as a combination of entities under common control in a manner similar to a pooling of interests. Collectively, Mission owns and operates the following television stations: WYOU, WFXP, KODE, KJTL and KJBO-LP. Nexstar does not own Mission or Mission’s television stations; however, under U.S. generally accepted accounting principles (“U.S. GAAP”), Nexstar is deemed to have a controlling financial interest in them due to Nexstar Finance’s guarantee of Mission’s debt and the service and purchase option agreements described below. In order for both Nexstar and Mission to continue to comply with FCC regulations, Mission must maintain complete responsibility for and control over programming, finances, personnel and operations of its stations. Nexstar has entered into various service agreements with all of Mission’s stations. Nexstar has a TBA with WFXP, which allows Nexstar to program most of the station’s broadcast time, sell the station’s advertising time and retain the advertising revenue generated by WFXP in exchange for monthly payments to Mission. Nexstar has an SSA with KJTL and KJBO-LP, which allows the sharing of services including news production, technical maintenance and security, in exchange for Nexstar’s right to receive certain payments from Mission as described in the SSAs. These payments have had the effect of Nexstar receiving substantially all of the available cash, after payment of debt service costs, generated by KJTL and KJBO-LP. Nexstar anticipates that the payments required by the SSAs with KJTL and KJBO-LP will continue to have the effect of Nexstar receiving substantially all of the available cash, after payment of debt service costs, generated by KJTL and KJBO-LP. Through a JSA, Nexstar has also acquired the right to sell and receive the revenue from the advertising time on KJTL and KJBO-LP in return for monthly payments to Mission. Nexstar has an SSA with each of WYOU and KODE, which have terms substantially similar to the terms of the SSAs with KJTL and KJBO-LP. Nexstar’s ability to receive cash from Mission is governed by the agreements described above.

In addition to providing certain services to Mission’s television stations, Nexstar is also the guarantor of Mission’s debt (Note 8). Mission is a guarantor of the senior credit facilities entered into and the senior subordinated notes issued by Nexstar (Note 8).

In connection with its proposed initial public offering, Nexstar Broadcasting Group, Inc. requested the FCC to review and reconfirm compliance with the FCC’s rules and policies of Nexstar’s local service agreements with Mission and the purchase options granted by the owner of Mission. As a result of its review, the FCC requested certain revisions to the purchase options. Under the revised purchase options, the owner of Mission has granted to Nexstar a purchase option on each Mission television station to acquire the assets and liabilities of each station for consideration equal to the greater of (i) seven times the station’s broadcast cash flow less the amount of its indebtedness, as defined in the option agreement or (ii) its indebtedness. Broadcast cash flow is defined as income (loss) from operations, plus depreciation and amortization (including amortization of broadcast rights), interest income, non-cash trade and barter expenses, non-recurring expenses (including time brokerage agreement fees), network compensation payment received or receivable and corporate management fees, less payments for broadcast rights, non-cash trade and barter revenue and network compensation revenue. These option agreements are freely exercisable or assignable by Nexstar without consent or approval by the owner of Mission.

As a result of the service arrangements, the debt guarantees and the option agreements with Mission, Nexstar is deemed to have a controlling financial interest in Mission under U.S. GAAP while complying with the FCC’s rules regarding ownership limits in television markets. As a result of Nexstar’s controlling financial interest in Mission under U.S. GAAP, Nexstar consolidates the financial position, results of operations and cash

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

flows of Mission with Nexstar as if it were a wholly-owned entity of Nexstar in order to provide a more meaningful presentation of Nexstar’s performance. Because Mission has a net asset deficit and because there is no binding obligation on the owner of Mission to make capital contributions to cover the deficit, Nexstar recognizes 100% of Mission’s losses.

All intercompany account balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. Unless otherwise noted, all dollars are in thousands.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and the disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The more significant estimates made by management include those relating to the allowance for doubtful accounts, the recoverability of broadcast rights and the useful lives of intangible assets. Actual results may vary from estimates used.

Cash and Cash Equivalents

The Company considers all highly liquid investments in debt securities purchased with an original maturity of ninety days or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to a concentration of credit risk consist principally of cash investments and accounts receivable. The Company invests primarily in high quality debt securities with original maturities of ninety days or less. Accordingly, these investments are subject to minimal credit and market risk. The Company maintained cash in excess of federally insured deposits at financial institutions on December 31, 2002, 2001 and 2000. The Company does not believe that such deposits are subject to any unusual credit risk beyond the normal credit risk associated with operating its business. A significant portion of the Company’s accounts receivable are due from local and national advertising agencies. Such accounts are generally unsecured. The Company has not experienced significant losses related to receivables from individual customers or by geographical area. Additionally, the Company maintains reserves for potential credit losses.

Revenue Recognition

Advertising revenue, which include network compensation, is recognized in the period during which the time spots are aired. Revenue from other sources, which may include income from production and other similar activities from time to time, are recognized in the period during which the goods or services are provided.

Trade Transactions

The Company trades certain advertising time for various goods and services. These transactions are recorded at the estimated fair value of the goods or services received. Revenue from trade transactions is

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

recognized when advertisements are broadcast and services or merchandise received are charged to expense or capitalized when received or used. The Company recorded $3.8 million, $2.7 million and $1.8 million of trade revenue for the years ended December 31, 2002, 2001 and 2000, respectively.

Broadcast Rights and Broadcast Rights Payable, Cash and Barter

Broadcast rights, primarily in the form of syndicated programs and feature movie packages, are initially recorded at the amount paid or payable to program suppliers for the limited right to broadcast the suppliers’ programming and are recorded when the following criteria are met 1) the cost of each program is known or reasonably determinable, 2) the license period must have begun, 3) the program material has been accepted in accordance with the license agreement, and 4) when the programming is available for use. Broadcast rights are stated at the lower of unamortized cost or net realizable value. Amortization is computed using the straight-line method based on the license period or usage, whichever yields the greater expense. The current portion of broadcast rights represents those rights available for broadcast which will be amortized in the succeeding year.

The Company barters advertising time for certain program material. These transactions except those involving exchange of advertising time for network programming are recorded at management’s estimate of the value of the advertising time exchanged, which approximates the fair value of the program material received. The value of advertising time exchanged is estimated by applying average historical advertising rates for specific time periods. The Company recorded $6.9 million, $9.0 million, and $8.5 million of barter revenue for the years ended December 31, 2002, 2001 and 2000, respectively and trade and barter expense of $10.6 million, $11.7 million, and $10.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Property and Equipment

Property and equipment is stated at cost or estimated fair value for purchase business combinations and trade transactions at the date of acquisition. Major renewals and betterments are capitalized and ordinary repairs and maintenance are charged to expense in the period incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets ranging from 5 to 39 years.

Intangible Assets

Intangible assets include FCC licenses, network affiliations, and goodwill. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires companies to cease amortizing certain intangible assets including goodwill and FCC licenses. The amortization of existing goodwill and FCC licenses resulting from acquisitions completed prior to June 30, 2001 ceased on December 31, 2001. Any goodwill and FCC licenses resulting from acquisitions completed after June 30, 2001 were not and will not be amortized. SFAS No. 142 established a new method of testing goodwill and FCC licenses for impairment on an annual basis or on an interim basis if an event occurs or circumstances change which would reduce the fair value of a reporting unit below its carrying value.

SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment by comparing the fair value of a station with its carrying amount and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company’s fiscal year. The Company completed the first step of the impairment test during the quarter ended June 30, 2002 using the discounted cash flow method to estimate the fair value of each of the Nexstar and Mission stations. The valuation assumptions used in the discounted cash flow model reflected anticipated future operating results and cash flows based on its business plans. As a result of this test, the Company identified three stations that required additional testing for impairment of goodwill. The second step of this process resulted in an impairment loss of $27.4 million, net of taxes, which has been accounted for as a cumulative effect of change in accounting principle in the first quarter of 2002. During the year ended December 31, 2001, the Company incurred goodwill amortization expense of $2.8 million.

FCC licenses were tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset on a station by station basis as of January 1, 2002. The fair value of each station was determined using the discounted cash flow valuation method that excludes network compensation payments, assuming a hypothetical startup whose only asset is the FCC license. The test resulted in no impairment being identified.

The following table presents certain financial information assuming that amortization expense associated with goodwill and FCC licenses was excluded for all periods presented:

	Year Ended December 31,
	2002	2001	2000
		(Restated)
	(dollars in thousands)
Net loss	$(46,796)	$(39,485)	$(2,641)
Add:
Goodwill amortization, net of tax	––	2,802	2,168
Indefinite-lived intangibles amortization, net of tax	––	5,162	3,067

Net income (loss)-as adjusted	$(46,796)	$(31,521)	$2,594

The Company tests the impairment of its goodwill annually or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of a station with its carrying amount, including goodwill. The fair value of a station is determined through the use of a discounted cash flow analysis. If the fair value of the station exceed its carrying amount, goodwill is not considered impaired. If the carrying amount of the station exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation using the station’s fair value (as determined in Step 1) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

An impairment assessment of goodwill and FCC licenses could be triggered by a significant reduction in operating results or cash flows at one or more of the Company’s televisions stations, or a forecast of such reductions, a significant adverse change in the advertising marketplaces in which the Company’s television stations operate, or by adverse changes to Federal Communication Commission ownership rules, amongst others.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

Long Lived-Assets

The Company periodically evaluates the net realizable value of long-lived assets, including tangible and intangible assests, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value.

Debt Financing Costs

Debt financing costs represent direct costs incurred to obtain long-term financing and are amortized to interest expense over the term of the underlying debt utilizing the effective interest method.

Derivatives and Hedging Activities

The Company uses derivative financial instruments to reduce its cash flow exposure to fluctuations in interest rates on its variable rate debt or to hedge fair value changes attributable to changes in the benchmark interest rate on its fixed rate debt. All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The gains and losses on derivative instruments that are reported in other comprehensive income are reclassified into earnings in the periods in which earnings are affected by movements in the variable rates on the debt agreements. The Company assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in cash flows or fair value of hedged items. No components of derivative instruments’ gains or losses are excluded from the assessment of hedge effectiveness. The Company assesses hedge effectiveness on a quarterly basis and records the derivative gain or loss related to the ineffective portion of the derivative to current earnings. The ineffectiveness reported in current earnings during the year ended December 31, 2001 was immaterial. If the Company determines that the forecasted cash flows of the hedged item are no longer probable of occurring, the Company discontinues hedge accounting for the affected portion of the forecasted transaction, and any unrealized gain or loss on the derivative contract related to the affected portion of the forecasted transaction is recognized in current earnings.

The Company adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001. At the time of adoption, the Company recorded approximately a $0.2 million liability to reflect the fair value of the interest rate swap agreements in effect at the time of adoption in which the Company paid a fixed rate and received a variable rate. The agreements were designated as a hedge of the variable cash flow exposure on the Company’s variable rate debt. Correspondingly, the Company recorded a cumulative-effect adjustment of approximately $0.2 million in accumulated other comprehensive loss in accordance with the transition provisions of SFAS No. 133. Of the $0.2 million recorded in accumulated other comprehensive loss, all of it was reclassified into earnings for the year ended December 31, 2001.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” (“SFAS No. 130”) requires the display of comprehensive income or loss and its components as part of the Company’s full set of financial statements. Comprehensive income or loss is comprised of net income or loss and other comprehensive income or loss. Other comprehensive income or loss includes certain changes in equity that are excluded from net income, such as translation adjustments and unrealized holding gains and losses on available-for-sale marketable securities and certain derivative instruments, net of tax.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

Prior to January 1, 2001, the Company did not have any transactions that qualified as comprehensive income or loss. Upon adoption of SFAS No. 133, on January 1, 2001, the Company recorded other comprehensive loss of $0.2 million to recognize the fair value of all derivatives that were designated as cash flow hedging instruments of the Company’s variable rate debt. As of December 31, 2001, the cumulative net unrealized losses recorded in other comprehensive loss were $3.7 million. As of December 31, 2002, there were no cumulative net unrealized losses recorded in other comprehensive loss, due to the expiration of the related derivatives during 2002.

Advertising Expense

The cost of advertising is expensed as incurred. The Company incurred advertising costs in the amount of $1.1 million, $0.8 million and $1.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, broadcast rights payable, accounts payable and accrued expenses approximates fair value due to their short-term nature. The fair value of derivative financial instruments is obtained from financial institution quotes. The interest rates on the Company’s term loan and revolving credit facilities are adjusted regularly to reflect current market rates. Accordingly, the carrying amount of the Company’s term loan and revolving credit facilities approximates fair value. See Note 8 for the fair value of fixed rate debt.

Accounting for Income Taxes

Nexstar is an L.L.C. that is treated as a partnership for income tax purposes. No provision for income taxes is required by Nexstar as its income and expenses are taxable to or deductible by its members. Mission and certain wholly-owned corporate subsidiaries of Nexstar are subject to income taxes and account for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

Recently Issued Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64, which addressed the accounting for gains and losses from extinguishment of debt. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects to similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes technical corrections to certain existing pronouncements that are not substantive in nature. Nexstar adopted SFAS No. 145 effective for the year ended December 31, 2002 and as a result has reclassified $1.4 million of extraordinary loss from refinancing of credit facilities to interest expense for the year ended December 31, 2001.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified EITF Issue No. 94-3, “Liability Recognition for Certain Employee

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 allowed for an exit cost liability to be recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also requires that liabilities recorded in connection with exit plans be initially measured at fair value. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early adoption encouraged. We do no expect that the adoption of SFAS No. 146 will have a material impact on our consolidated financial position or results of operations.

FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, during the first quarter of fiscal 2003. The adoption of FIN No. 45 did not have a material effect of the accompanying consolidated financial statements. The following is a summary of the Company’s agreements that have been determined to be within the scope of FIN No. 45.

As permitted under Delaware law, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, there exists a Director and Officer insurance policy that may limit the Company’s exposure and enable it to recover a portion of any future amount paid. As a result of the insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. All of these indemnification agreements were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002.

When, as part of an acquisition, the Company acquires all of the assets and liabilities or all of the stock of a company, the Company assumes the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments that could be required to be made by the Company for such obligations is undeterminable at this time. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002.

In connection with most of the Company’s acquisitions, the Company enters into local marketing agreements for specified periods of time, usually six months or less, whereby the Company indemnifies the owner and operator of the television station, their employees, agents and contractors from liability, claims, and

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies—(Continued)

damages arising from the activities of operating the television station. The maximum potential amount of future payments the Company could be required to make for such obligations is undeterminable at this time. The Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, there are no liabilities recorded for these agreements as of December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for variable interest entities created after January 31, 2003. We are currently evaluating the impact of the application of FIN 46 on our consolidated financial position or results of operations.

3.	Acquisitions

During 2002, 2001 and 2000, the Company made the acquisitions set forth below, each of which has been accounted for under the purchase method and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value on the acquisition date. The consolidated financial statements include the operating results of each business from the date of acquisition.

KODE

On December 31, 2001, Mission entered into a TBA with GOCOM Broadcasting of Joplin, L.L.C. (“GOCOM”) and simultaneously entered into a Purchase and Sale Agreement to acquire certain of the assets of KODE for $14.0 million. Pursuant to terms of the agreement, Mission made a down payment of $6.0 million against the purchase price on December 31, 2001 and paid the remaining $8.0 million upon the consummation of the acquisition on September 30, 2002, exclusive of transaction costs. KODE is the ABC-affiliated television station in Joplin, Missouri. The acquisition has been accounted for under the purchase method and, accordingly, the purchase price was allocated to assets and liabilities acquired based on their estimated fair value on the acquisition date. As a result of the TBA, effective December 31, 2001, the revenue and expenses associated with the operations of KODE (exclusive of depreciation and amortization expense) are included in the consolidated financial statements of Nexstar. The TBA was terminated upon the closing of the acquisition and non-recurring TBA fees in the amount of $0.3 million are included in the consolidated financial statements of Nexstar.

On April 1, 2002, Mission entered into an SSA with KSNF, a Nexstar-owned station in the Joplin, Missouri market. As a result of the SSA with KSNF, Mission was able to reduce overhead costs associated with operations at KODE. Based on the expectation of the cost reductions through the SSA, Mission purchased KODE for an amount which resulted in the recognition of $0.4 million of goodwill.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Acquisitions—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Nexstar obtained third-party valuations of certain intangible assets.

At September 30, 2002
(in millions)
Broadcast rights	$0.9
Property, plant and equipment	2.7
Intangible assets	10.9
Goodwill, including transaction costs	0.7

Total assets acquired	15.2
Less: Broadcast rights payable	0.9

Net assets acquired	$14.3

Of the $10.9 million of acquired intangible assets, $4.3 million was assigned to FCC licenses that are not subject to amortization and $5.5 million was assigned to network affiliation agreements (useful life of 15 years). The remaining $1.1 million of acquired intangible assets have a useful life of approximately 1 year. The $0.7 million of goodwill is expected to be deductible for tax purposes.

WCIA /WCFN and WMBD

On January 12, 2001, Nexstar acquired substantially all of the assets of WCIA/WCFN and WMBD from Midwest Television, Inc. (“Midwest”) for approximately $108.0 million, exclusive of transaction costs. Included in the purchase price was $0.5 million, which was paid directly to the owner of Midwest for the building that houses WCIA. The acquisition has been accounted for under the purchase method and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value on the acquisition date. TBA fees in the amount of $2.25 million were paid to Midwest at the time of closing.

KTAL

        On November 1, 2000, Nexstar acquired substantially all of the assets of KTAL from KCMC, Inc. for approximately $35.3 million, exclusive of transaction costs. The excess of the consideration paid over the estimated fair market value of the tangible net assets and identifiable intangible assets approximated $4.3 million.

KMID

On September 21, 2000, Nexstar acquired substantially all of the assets of KMID from GOCOM Holdings, LLC for approximately $10.0 million, exclusive of transaction costs. The consideration paid approximated the estimated fair market value of the tangible net assets and identifiable intangible assets acquired. As such, no goodwill has been recorded.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Acquisitions—(Continued)

The selected unaudited pro forma consolidated information for the years ended December 31, 2002, 2001 and 2000, determined as if the acquisitions, described above, had occurred on January 1, of each year as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2001(1)		Year Ended December 31, 2000
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
			(Restated)	(Restated)	(Restated)	(Restated)
Net broadcast revenue (excluding trade and barter)	$123,137	$123,137	$99,054	$103,937	$107,085	$114,262
Total net revenue	133,839	133,839	110,729	116,090	117,467	124,743
Income from operations	21,436	19,672	62	(385)	18,570	19,207
Net loss	$(46,796)	$(48,880)	$(39,485)	$(40,642)	$(2,641)	$(8,614)

(1)	The year ended December 31, 2001 pro forma amounts do not include the results of Midwest for the twelve days prior to acquisition on January 12, 2001 because the amounts are de minimis. As a result, the Midwest acquisition has no pro forma effect in the table set forth above.

The selected unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of results of operations in future periods or results that would have been achieved had the Company and the acquired stations been combined during the specified periods.

4.	Time Brokerage and Outsourcing Agreements

In 2002, 2001 and 2000, the Company had the following arrangements:

KODE

On December 31, 2001, Mission entered into a TBA with GOCOM Broadcasting of Joplin, L.L.C. (“GOCOM”). The revenue and expenses associated with the operations of KODE (exclusive of depreciation and amortization expense) are included in the consolidated financial statements of Nexstar. The TBA was terminated upon the closing of the acquisition and non-recurring TBA fees in the amount of $0.3 million are included in the consolidated financial statements of Nexstar.

WYZZ

Effective December 1, 2001, Nexstar entered into an outsourcing agreement with a subsidiary of Sinclair Broadcast Group, Inc. to provide certain engineering, production, sales and administrative services for WYZZ, a Fox affiliate in the Peoria-Bloomington, IL market. The parties will share the combined broadcast cash flow generated, as defined in the agreement, by WYZZ and WMBD. The agreement is non-cancelable until May 2003 and expires in December 2008.

KMID

In 2000, Nexstar entered into a TBA with a subsidiary of GOCOM Holdings, L.L.C. to program KMID. Under the TBA, Nexstar paid fees to the previous owner until the acquisition was completed in September 2000. Fees of $0.06 million were paid by Nexstar during the TBA period.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Related Party Transactions

Guaranty—Chief Executive Officer

Pursuant to a continuing guaranty agreement dated June 16, 2001 with Nexstar’s primary lender, Nexstar guarantees a $3.0 million non-revolving line of credit to its President and Chief Executive Officer to enable him, among other uses, to purchase equity units of Nexstar. The line of credit is full-recourse to the officer. However, if the officer does not repay some or all of the loan then Nexstar may be required to pay up to the maximum potential amount of $3.0 million. The full amount has been drawn against the line of credit and is due on December 31, 2004.

Management Services Agreement

The Company paid management and consulting fees to ABRY Partners, LLC (“ABRY”). For the year ended December 31, 2000, the Company incurred $0.3 million of management and consulting fees which are included in selling, general and administrative expenses. Effective December 31, 2000, ABRY terminated its management services agreement with the Company.

Bridge Loan

The Company received a bridge loan by one of the ABRY partnerships in conjunction with the Company’s acquisition of WROC in 1999. The principal amount of $14.5 million and accrued interest thereon, was due on May 31, 2000. The outstanding amount was paid in full on May 12, 2000. Interest accrued annually at a rate of 9.0%. The Company recorded $0.5 million of interest expense for the year ended December 31, 2000.

6.	Property and Equipment

	Estimated useful life (years)	December 31,
		2002	2001
Buildings and building improvements	39	$16,819	$15,841
Land and land improvements	N/A-39	2,750	2,738
Leasehold improvements	term of lease	1,424	1,523
Studio equipment	5-7	41,140	33,181
Transmission equipment	5-15	27,326	27,800
Office equipment and furniture	5-7	6,598	5,122
Vehicles	5	4,778	4,241
Construction in progress	N/A	357	724

		101,192	91,170
Less: accumulated depreciation		(46,580)	(33,787)

Property and equipment, net of accumulated depreciation		$54,612	$57,383

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Intangible Assets and Goodwill

	Estimated useful life (years)	December 31,
		2002	2001
Network affiliation agreements	15	$177,509	$171,957
FCC licenses	indefinite	81,468	77,113
Debt financing costs	term of debt	17,897	17,488
Other intangibles	1-15	12,122	11,154

		288,996	277,712
Less: accumulated amortization		(68,009)	(51,896)

Intangible assets, net of accumulated amortization		220,987	225,816
Goodwill		60,708	87,464

Intangible assets and goodwill		$281,695	$313,280

Total amortization expense from definite-lived intangibles (excluding debt financing costs) for the years ended December 31, 2001 and 2002 were $13.2 million and $13.4 million, respectively. The estimated useful life of network affiliations contemplates renewals of the underlying agreements based on Nexstar’s historical ability to renew such agreements without significant cost or modifications to the conditions from which the value of the affiliation was derived. These renewals can result in estimated useful lives of individual affiliations ranging from 12 to 20 years. Management has determined that 15 years is a reasonable estimate within the range of such estimated useful lives. The carrying value of indefinite-lived intangible assets, excluding goodwill, at December 31, 2001 and 2002 was $64.3 million and $68.6 million respectively. The use of an indefinite life for FCC licenses contemplates the Company’s historical ability to renew the licenses, that such renewals generally may be obtained indefinitely and at little cost, and that the technology used in broadcasting is not expected to be replaced in the foreseeable future. Therefore, cash flows derived from the FCC licenses are expected to continue indefinitely. The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangibles, including debt financing costs, recorded on its books as of December 31, 2002:

Year ending December 31,
2003	$15,849
2004	15,308
2005	14,860
2006	14,856
2007	13,124

The change in the carrying amount of goodwill for the year ended December 31, 2002 is as follows:

Balance as of January 1, 2002	$87,464
Acquisition	663
Impairment of goodwill	(27,419)

Balance as of December 31, 2002	$60,708

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	Debt

Long-term debt consists of the following:

	December 31,
	2002	2001
Term loan	$81,513	$82,000
Revolving credit facility	55,143	46,143
12% Senior subordinated notes due 2008, net of discount	154,762	154,097
16% Senior discount notes due 2009, net of discount	24,507	20,802
SFAS No. 133 hedge accounting adjustment	4,092	1,590

	320,017	304,632
Less: current portion	(2,567)	(488)

	$317,450	$304,144

The Nexstar Senior Secured Credit Facilities

        On January 12, 2001, Nexstar entered into senior secured credit facilities (the “Nexstar Credit Facilities”) with a group of commercial banks. The terms of the credit agreement provided for a revolving credit facility (the “Nexstar revolver”) in the amount of $122.0 million and a term loan facility (the “Nexstar term loan”) in the amount of $110.0 million. The revolving credit facility was subsequently reduced to $72.0 million after the issuance of the Senior Subordinated Notes discussed below. The credit facilities were subsequently amended on June 14, 2001 to allow for a $50.0 million Term A facility, a $75.0 million Term B facility and a $57.0 million revolving facility. On November 14, 2001, the credit facilities were further amended to adjust certain financial covenants effective for the period ended September 30, 2001 and future periods because Nexstar was not in compliance with the consolidated total leverage ratio as of September 30, 2001, due in large part to the negative impact on advertising revenues resulting from the events of September 11, 2001 and Nexstar anticipated non-compliance in future periods. The amendment also reduced the revolving facility to $42.0 million. Prepayments were made under the Term A facility, which effectively reduced the commitment to $32.0 million. On June 5, 2002, the Nexstar Credit Facilities were amended again to allow Nexstar to undertake the reorganization and other transactions related to the proposed initial public offering by Nexstar Broadcasting Group, Inc., including the redemption of the preferred membership interests of Nexstar Broadcasting Group, L.L.C. Interest rates associated with the Nexstar revolver and term loans are based, at the option of Nexstar, on the prevailing prime rate plus an applicable margin or the LIBOR rate plus an applicable margin, as defined (ranging from 4.42% to 5.05% at December 31, 2002). Interest is fixed for a period ranging from one month to 12 months, depending on availability of the interest basis selected, except if Nexstar selects a prime-based loan, in which case the interest rate will fluctuate during the period as the prime rate fluctuates. Interest is payable periodically based on the type of interest rate selected. In addition, Nexstar is required to pay quarterly commitment fees based on the Company’s leverage ratio for that particular quarter on the unused portion of the Nexstar revolver loan commitment. The Nexstar term loans are subject to scheduled mandatory repayments and the Nexstar revolver is subject to scheduled mandatory reductions commencing in 2003. Prior to the re-financing described in Note 14, the Nexstar revolving and Term A facilities matured on January 12, 2007. The Term B facility matured on July 12, 2007. Any excess amount outstanding at the time of a mandatory reduction was payable at that time. The borrowings under the Nexstar senior secured credit facilities are guaranteed, jointly and severally, by Nexstar Finance L.L.C. (“Nexstar Finance”), a wholly owned subsidiary of Nexstar, and by Mission, and by each existing and subsequently acquired or organized subsidiary of Nexstar Finance.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Debt—(Continued)

The Mission Senior Secured Credit Facility

On January 12, 2001, Mission entered into a credit agreement (the “Mission credit facility”) with a group of commercial banks. The terms provided for the banks to make revolving loans to Mission, not to exceed the aggregate commitment of $43.0 million. On November 14, 2001, the Mission credit facility was amended to increase the revolving facility to $58.0 million. The Mission credit facility was amended again on September 30, 2002 in order to permit the merger of Bastet Broadcasting, Inc. and Mission Broadcasting of Joplin, Inc. into Mission. Nexstar Finance, L.L.C. has entered into a guarantor agreement, whereby Nexstar Finance, L.L.C. guarantees full payment of any obligations outstanding in the event of Mission’s default. Interest rates associated with the Mission credit facility are based, at the option of Mission, on the prevailing prime rate plus an applicable margin or the LIBOR rate plus an applicable margin, as defined (4.92% at December 31, 2002). Interest is fixed for a period ranging from one month to 12 months, depending on availability of the interest basis selected, except if Mission selects a prime-based loan, in which case the interest rate will fluctuate during the period as the prime rate fluctuates. Interest is payable periodically based on the type of interest rate selected. In addition, Mission is required to pay quarterly commitment fees based on the Company’s leverage ratio for that particular quarter on the unused portion of the Mission credit facility loan commitment. Prior to the refinancing described in Note 14, the Mission credit facility was due and payable on the maturity date, January 12, 2007. Any excess amount outstanding at the time of a mandatory reduction was payable at that time.

Based on borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of the Company’s credit facilities approximates carrying value.

Senior Subordinated Notes

On March 16, 2001, Nexstar Finance issued $160.0 million of 12.0% senior subordinated notes (the “notes”) at a price of 96.012%. The notes mature on April 1, 2008. Interest is payable every six months in arrears on April 1 and October 1. The notes are guaranteed by all of the domestic existing and future restricted subsidiaries of Nexstar Finance and by Mission. They are general unsecured senior subordinated obligations subordinated to all of the Company’s senior secured debt. The notes are redeemable on or after April 1, 2005, at declining premiums, and Nexstar Finance may redeem, at a premium, up to 35.0% of the aggregate principal amount of the notes before April 1, 2004 with the net cash proceeds from qualified equity offerings. The notes are not redeemable by either the issuer or the note holder between April 1, 2004 and March 31, 2005. The proceeds of the offering were used to partially refinance existing indebtedness of Nexstar Finance and fund working capital needs.

Senior Discount Notes

On May 17, 2001, Nexstar issued approximately $37.0 million principal amount at maturity of Senior Discount Notes (the “discount notes”) at a price of 54.0373%. The discount notes mature on May 15, 2009. Each discount note will have an accreted value at maturity of $1,000. The discount notes will not begin to accrue cash interest until May 15, 2005 with payments to be made every six months in arrears on May 15 and November 15. They are general unsecured senior obligations effectively subordinated to all of Nexstar’s senior secured debt and are structurally subordinated to the notes described above.

Registration

In January 2002 and September 2001, the discount notes and notes, respectively, were registered under the Securities Act of 1933 pursuant to a registration rights agreement.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Debt—(Continued)

Fair Value

The fair value of Nexstar’s fixed rate debt is estimated based on quoted market prices for the same or similar issue, or on the current rates offered to Nexstar for debt of the same remaining maturities. The carrying amounts and fair value of fixed rate debt were as follows:

	December 31,
	2002	2001
Carrying amount	$179,269	$174,899
Fair value	200,911	182,402

At December 31, 2002, scheduled maturities of the Company’s debt (undiscounted) are summarized as follows:

2003	$2,567
2004	3,845
2005	5,337
2006	6,402
2007	118,505
Thereafter	196,988

$333,644

Debt Covenants

The bank debt agreements, the notes and the discount notes described above contain covenants, which require the Company to comply with certain financial ratios, capital expenditures, cash film payments and other limits. The Company was in compliance with all covenants at December 31, 2002, 2001 and 2000.

Debt Financing Costs

In conjunction with the refinancing of the credit facilities in January 2001, the Company expensed $1.4 million for the year ended December 31, 2001 related to certain debt financing costs. The amount, net of tax benefit, has been included in interest expense pursuant to the adoption of SFAS No. 145.

Interest Rate Swap Agreements

At December 31, 2002, the Company had in effect an interest rate swap agreement to pay a fixed interest rate and receive a variable interest rate as required by its credit facility agreements, with a notional amount of $93.3 million. The $93.3 million notional swap, while economically being used to hedge the variability of cash flows on a portion of the Company’s variable rate debt, does not qualify for SFAS No. 133 hedge accounting and, thus, is being recorded on the balance sheet at fair value with changes in fair value each period reported in other income and expense. The differential to be paid or received on the swap is accrued as an adjustment to interest expense. The net fair value of the interest rate swap agreement representing the cash the Company would pay to settle the agreement was approximately $5.6 million and $3.2 million at December 31, 2002 and December 31, 2001, respectively.

In August 2002, the Company terminated a $60.0 million notional interest rate swap contract to receive a fixed rate of 12.0% and pay a LIBOR-based variable rate of interest. The interest rate swap contract had been

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Debt—(Continued)

designed as a fair value hedge of the benchmark interest rate in Nexstar Finance’s $160.0 million, 12% senior subordinated notes, which resulted in an adjustment to the notes of $4.3 million pursuant to the requirements of Statement of Financial Accounting Standards No. 133. The adjustment to the notes is being amortized as an adjustment to interest expense over the period originally covered by the swap contract.

Note Payable

A three-year note payable for $4.5 million was issued by the Company as part of the consideration for the acquisition of KFDX, KBTV and KSNF from US Broadcast Group, LLC in January 1998. The noninterest-bearing note required a final payment of $1.0 million on December 31, 2000. The unamortized discount was calculated using an interest rate of 7.5%, which approximated the Company’s incremental borrowing rate for similar debt at the time of acquisition. The amount outstanding was paid in full on December 31, 2000.

9.    Member’s Interest

The Company is 100% owned and controlled by one member, Nexstar Finance Holdings II, L.L.C. (See Note 1). On March 14, 2002 Nexstar made a $1.4 million distribution to Nexstar Finance Holdings II, L.L.C.

On January 12, 2001, Nexstar received $65.0 million in capital contributions from Nexstar Finance Holdings II, L.L.C. (known then as Nexstar Finance Holdings, L.L.C.). On May 17, 2001, concurrent with the funding from the discount notes, $8.0 million was distributed back to Nexstar Finance Holding II, L.L.C., and $1.25 million was received in capital contributions. On August 7, 2001 and November 14, 2001, Nexstar received $20.0 million and $15.0 million, respectively, in capital contributions from Nexstar Finance Holdings II, L.L.C., the proceeds of which were used to reduce bank debt.

10.    Income Taxes

The provision for income taxes charged to continuing operations was as follows at December 31:

	2002	2001	2000

Current tax (expense) benefit:
Federal	$(139)	$307	$(1,131)
State	(295)	(95)	(514)

	(434)	212	(1,645)

Deferred tax (expense) benefit:
Federal	600	605	452
State	168	134	102

	768	739	554

Net tax (expense) benefit	$334	$951	$(1,091)

The Company recognized a current tax benefit for the year ended December 31, 2001 as a result of a tax loss generated by a certain wholly-owned corporate entity which will be carried back to prior years to create current refunds. This wholly-owned corporate entity is a separate taxable entity, which has historically been profitable for tax purposes and projects profitability for tax purposes in future periods. This entity is primarily responsible

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Income Taxes—(Continued)

for the current tax expense reported in all other years. A portion of the deferred tax benefit represents a reduction of the deferred tax liability primarily on this entity.

The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate for the years ended December 31 with the differences summarized below:

	2002	2001	2000
Tax benefit at statutory rates	$6,899	$14,152	$543
Change in valuation allowance	(883)	(2,120)	(1,320)
Income earned by a partnership not subject to corporate income tax	(5,275)	(11,192)	(62)
State and local taxes, net of federal benefit	218	354	(20)
Other, net	(625)	(243)	(232)

Net tax (expense) benefit	$334	$951	$(1,091)

The components of the net deferred tax liability are as follows at December 31:

	2002	2001	2000
Net operating loss carryforwards	$7,006	$5,341	$3,818
Property and equipment	(1,517)	(1,966)	(2,243)
Intangible assets	(5,238)	(4,570)	(5,614)
Other	334	129	130
Valuation allowance	(6,433)	(5,550)	(3,432)

Net deferred tax liability	$(5,848)	$(6,616)	$(7,341)

        At December 31, 2002, the Company has federal and state net operating loss carryforwards available of approximately $16.1 million and $23.2 million, respectively, to reduce future taxable income. These net operating losses begin to expire in 2008 if not utilized.

The Company has provided a valuation allowance for certain deferred tax assets. The allowance relates to the generation of net operating losses and other deferred tax assets of certain corporate subsidiaries, the benefit of which may not be realized.

A corporation that undergoes a “change of ownership” pursuant to section 382 of the Internal Revenue Code is subject to limitations on the amount of its net operating loss carryforwards which may be used in the future. An ownership change occurred with regard to one subsidiary on April 15, 1997. The amount of the net operating loss at December 31, 2002 associated with that subsidiary was approximately $1.1 million. The annual limitation on the use of the net operating loss is approximately $0.5 million. The Company estimates the limitation on the net operating loss will not have a material adverse impact on the Company’s financial position or results of operation. No assurance can be given that an ownership change will not occur as a result of other transactions entered into by the Company, or by certain other parties over which the Company has no control. If a “change in ownership” for income tax purposes occurs, the Company’s ability to use “pre-change losses” could be postponed or reduced, possibly resulting in accelerated or additional tax payments which, with respect to tax periods beyond 2002, could have a material adverse impact on the Company’s financial position or results of operations.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Commitments and Contingencies

Broadcast Rights Commitments

Broadcast rights acquired for cash and barter under license agreements are recorded as an asset and a corresponding liability at the inception of the license period. Future minimum payments arising from unavailable current and future broadcast license commitments outstanding are as follows at December 31, 2002:

2003	$5,589
2004	4,240
2005	1,886
2006	282
Thereafter	26

Future minimum payments for unavailable cash broadcast rights	$12,023

Unavailable broadcast rights commitments represent obligations to acquire cash and barter program rights for which the license period has not commenced and, accordingly, for which no asset or liability has been recorded.

Digital Conversion

FCC regulations required the Company to commence digital operations by May 1, 2002, in addition to continuing the Company’s analog operations, unless an extension of time was granted. The Company received extensions of time, through December 1, 2002, to begin digital operations at all of the stations except WCIA and WCFN, which met the May 1, 2002 deadline. Nexstar and Mission have received further extensions of time for the seven Nexstar-owned stations and three Mission-owned stations, which did not meet the December 1, 2002 deadline, until May 1, 2003. The Company received a further extension of time, until May 2003, to construct DTV facilities for the rest of the stations. Our most recent estimate is that the digital conversion will require an average initial capital investment of $0.2 million per station for low-power transmission of a digital signal programming and an average additional capital expenditure of $0.7 million per station to modify the transmitter for full-power digital signal transmission. There were no expenditures for digital conversion in 2001 and $1.5 million for the year ended December 31, 2002. The Company has entered into a commitment for 2003 digital conversions of $2.0 million payable in 2003. The Company anticipates that digital conversion expenditures will be funded through available cash on hand and cash generated from operations.

Operating Leases

The Company leases office space, vehicles, towers, antennae sites, studio and other operating equipment under noncancelable operating lease arrangements expiring through 2007. Charges to operations for such leases aggregated $0.9 million, $0.6 million and $0.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Future minimum lease payments under these leases are as follows at December 31, 2002:

Operating
2003	$920
2004	870
2005	656
2006	563
2007	557
Thereafter	6,115

$9,681

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Commitments and Contingencies —(Continued)

Litigation

From time to time, the Company is involved with claims that arise out of the normal course of business. In the opinion of management, the ultimate liability with respect to these claims would not have a material adverse effect on the Company’s financial condition or results of operations.

12.    Employment Matters

As of December 31, 2002, some of the Company’s employees are covered by collective bargaining agreements. The Company believes that employee relations are satisfactory, and the Company has not experienced any work stoppages at any of its facilities. However, there can be no assurance that the Company’s collective bargaining agreements will be renewed in the future or that the Company will not experience a prolonged labor dispute, which could have a material adverse effect on the Company’s business, financial condition, or results of operations.

The Company has established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the “Plan”). The Plan covers substantially all employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. Contributions to the Plan may be made at the discretion of the Company. Through December 31, 2002, the Company had not elected to make such contributions, except where required to do so under the terms of specific union labor contracts. There were no mandatory amounts contributed pursuant to labor contracts for the years ended December 31, 2002 and 2001. There were $0.03 million mandatory amounts contributed pursuant to labor contracts for the year ended December 31, 2000.

13.    Nexstar Finance Holdings, Inc.

Nexstar Finance Holdings, Inc., a wholly-owned subsidiary of Nexstar, was incorporated on December 5, 2000 in the State of Delaware for the purpose of facilitating future financings. Nexstar Finance Holdings, Inc. was capitalized with an immaterial amount of equity and had no operating activities for the years ended December 31, 2002 and 2001, respectively.

14.    Subsequent Events

On December 13, 2002, Mission entered into a local marketing agreement with a subsidiary of LIN Television Corporation, the current owner of KRBC (Abilene, Texas) and KACB (San Angelo, Texas). The local marketing agreement commenced on January 1, 2003. Following FCC consent to the transaction, Mission will purchase substantially all of the assets of the stations for $10.0 million. Pursuant to the terms of the purchase agreement, Mission made a down payment of $1.5 million against the purchase price in December 2002, which has been included in non-current assets as of December 31, 2002.

On December 30, 2002, Nexstar entered into a local marketing agreement with two subsidiaries of Morris Multimedia, Inc., the current owner of KARK (Little Rock, Arkansas) and WDHN (Dothan, Alabama). The local marketing agreement commenced on February 1, 2003. Following FCC consent to the transaction, Nexstar will purchase all of the stock of the stations for $90.0 million. Pursuant to terms of the purchase agreement, Nexstar made a down payment of $40.0 million against the purchase price on January 31, 2003.

On February 13, 2003, Nexstar and Mission obtained new senior credit facilities. The facilities consist of a $185.0 million term loan (Nexstar-$130.0 million and Mission-$55.0 million) and an $80.0 million revolver

NEXSTAR FINANCE HOLDINGS, L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Subsequent Events—(Continued)

(Nexstar—$50.0 million and Mission-$30.0 million). The Company used the proceeds from the term loan to refinance its existing senior credit facilities, pay related debt financing costs and provide additional working capital. Financial covenants under the new senior credit facilities include a total leverage ratio of 7.25 times the last twelve months operating cash flow through March 30, 2004 and a senior leverage ratio of 4.25 times the last twelve months operating cash flow through June 29, 2004. Covenants also include, among other things, an interest coverage ratio of 1.50 to 1.00 through June 29, 2004 and fixed charge coverage ratio of 1.10 to 1.00 through September 29, 2004. The term loans amortize at 1% annually in years 2004 through 2009, with the remaining 94% due in 2010. The outstanding principal amount on the revolving loans mature on December 31, 2009. As of February 28, 2003, Mission had drawn $1.6 million on its revolver and Nexstar had no borrowing outstanding under its revolver. The refinancing of the existing senior credit facilities may result in the write off during the first quarter of 2003 of certain debt financing costs capitalized at December 31, 2002. The Company is currently evaluating the impact of the refinancing on the financial statements.

On March 18, 2003, Nexstar entered into an agreement to issue $130.0 million principal amount at maturity of Senior Discount Notes (the “new discount notes”) at a price of 57.442%. The new discount notes mature on April 1, 2013. Each new discount note will have an accreted value at maturity of $1,000. The new discount notes will not begin to accrue cash interest until April 1, 2008 with payments to be made every six months in arrears on April 1 and October 1. They are generally unsecured senior obligations effectively subordinated to all of Nexstar’s senior secured debt and are structurally subordinated to Nexstar’s notes. The transaction is expected to close on March 27, 2003.

As a result of the bond offering, Nexstar Broadcasting Group was in non-compliance with a provision of a securities purchase agreement with an investor due to the incurrence of additional debt. The agreement was subsequently amended on May 2, 2003 to allow for the additional debt.

15.    Valuation and Qualifying Accounts

Allowance for Doubtful Accounts Rollforward

	Balance at Beginning of Period	Charged to Operations	Deductions	Balance at End of Period
Year ended December 31, 2000—Allowance for doubtful accounts	$352	$346	$(283)	$415
Year ended December 31, 2001—Allowance for doubtful accounts	415	438	(363)	490
Year ended December 31, 2002—Allowance for doubtful accounts	490	647	(477)	660

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Morris Multimedia, Inc.:

We have audited the accompanying combined balance sheet of United Broadcasting Corporation and subsidiary and Morris Network of Alabama, Inc. wholly owned subsidiaries of Morris Network, Inc., as of September 30, 2002 and the related combined statements of income, stockholder’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Broadcasting Corporation and subsidiary and Morris Network of Alabama, Inc., as of September 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/    KPMG LLP

Jacksonville, Florida

March 17, 2003

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

COMBINED BALANCE SHEET

September 30, 2002

(in thousands)

Assets
Current assets:
Cash	$32
Accounts receivable, less allowance for doubtful accounts of $119	3,304
Program rights	353
Deferred income taxes	69
Other current assets	108

Total current assets	3,866

Property and equipment, net	4,740
Program rights	300
Goodwill, net	18,462
FCC licenses and network affiliations, net	5,086

Total assets	$32,454

Liabilities and Stockholder’s Equity
Current liabilities:
Payable to Parent	$18,239
Current portion of program rights payable	378
Accrued salaries and wages	414
Accrued expenses and other	811

Total current liabilities	19,842

Program rights payable	300
Deferred revenue	506
Deferred compensation	913
Deferred income taxes	2,178

Total liabilities	23,739

Commitments and contingencies (notes 5, 7, 8, and 9)
Stockholder's equity:
Common stock	10
Paid in capital	16
Retained earnings	8,689

Total stockholder’s equity	8,715

Total liabilities and stockholder’s equity	$32,454

See accompanying notes to combined financial statements.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

COMBINED STATEMENT OF INCOME

Year ended September 30, 2002

(in thousands)

Broadcast revenue	$20,727
Barter revenue	834
Less commissions	(3,243)

Net revenue	18,318

Costs and expenses of operations:
Direct operating expenses	4,653
Selling, general and administrative	4,909
Barter expense	834
Management fees	3,112
Depreciation	1,065
Amortization	953

Total costs and expenses of operations:	15,526

Earnings before income taxes	2,792

Income taxes:
Current	1,354
Deferred	11

1,365

Net income	$1,427

See accompanying notes to combined financial statements.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

COMBINED STATEMENT OF STOCKHOLDER’S EQUITY

Year ended September 30, 2002

(in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
September 30, 2001	$10	$16	$7,262	$7,288
Net income	—	—	1,427	1,427

September 30, 2002	$10	$16	$8,689	$8,715

See accompanying notes to combined financial statements.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

COMBINED STATEMENT OF CASH FLOWS

Year ended September 30, 2002

(in thousands)

Operating activities:
Net income	$1,427
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,065
Amortization	953
Provision for doubtful accounts	78
Loss on sale of property and equipment	79
Deferred income tax provision	11
Changes in operating assets and liabilities:
Accounts receivable	(418)
Other current assets	(30)
Accrued salaries and wages	98
Accrued expenses and other	611
Deferred revenue	339
Deferred compensation	100

Net cash provided by operating activities	4,313

Investing activities:
Purchases of property and equipment	(2,627)
Proceeds from sale of property and equipment	3

Net cash used in investing activities	(2,624)

Financing activities—
Payments to Parent, net	(1,673)

Net increase in cash	16
Cash, beginning of period	16

Cash, end of period	$32

Supplemental cash flow disclosures:
Cash paid:
Income taxes paid	$1,354

See accompanying notes to combined financial statements.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

September 30, 2002

(amounts in thousands, except per share data)

(1)  Summary of Significant Accounting Policies

(a)  Description of Business

United Broadcasting Corporation (an Arkansas Corporation), KARK-TV, Inc. (an Arkansas Corporation) and Morris Network of Alabama, Inc. (an Alabama Corporation) (the Companies) operate broadcast television stations consisting of the VHF Channel 4 NBC affiliate in Little Rock, Arkansas and the UHF Channel 18 ABC affiliate in Dothan, Alabama. KARK-TV, Inc., is a wholly owned subsidiary of United Broadcasting Corporation. United Broadcasting Corporation and Morris Network of Alabama are wholly-owned subsidiaries of Morris Network, Inc., a wholly-owned subsidiary of Morris Multimedia, Inc. (Parent).

(b)  Principles of Combination

The combined financial statements include all the accounts of the Companies. All significant intercompany balances and transactions have been eliminated in combination.

(c)  Revenue Recognition

The Companies operate in the broadcast industry. Revenue is primarily generated from the sale of television advertising time. Advertising revenue is billed to the customer and recognized when the advertisement is aired.

(d) Trade and Barter Transactions

The Company barters advertising time for certain program rights. These transactions are recorded at management’s estimate of the fair value of the advertising time exchanged, which approximates the fair value of the program material received. Revenue is recognized as the related spots are aired and the program contract rights are amortized based on the number of showings.

(e)  Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f)  Program Rights

Program rights represent amounts paid or payable, to program suppliers for the limited right to broadcast the supplier’s programming and are recorded when available for use. Program rights are stated at the lower of unamortized cost or net realizable value. The assets and liabilities arising from program rights are recorded at cost with amortization, which is based on the number of showings, primarily equaling payments.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

September 30, 2002

(amounts in thousands)

(g)  Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

Buildings	40 years
Machinery and equipment	3 to 15 years
Furniture and fixtures	8 years
Leasehold improvements	Shorter of useful life or term of lease

(h)  Impairment of Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires that long-lived assets and certain identifiable intangibles of an entity be reviewed for impairment. If circumstances suggest that their values may be impaired, an assessment of recoverability is performed prior to any write-down of the assets. In performing the review for recoverability, the Companies estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. As of September 30, 2002, the Companies do not believe that any assets which are subject to SFAS No. 121 are impaired.

(i)  Intangible Assets

Goodwill

Cost in excess of the fair value of net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 40 years.

FCC Licenses and Network Affiliations

These assets represent the assigned value of FCC licenses and the affiliations between KARK-TV and NBC and WDHN-TV and ABC and are being amortized over 40 years.

(j)  Income Taxes

Income taxes of the Companies are calculated on a separate company basis and are recorded under the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The provision for income taxes includes federal and state taxes currently payable and deferred taxes arising from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(k)  Concentration of Credit Risk

Financial instruments, which potentially subject the Companies to concentrations of credit risk, consist primarily of accounts and notes receivable. Concentrations of credit risk with respect to accounts and notes receivable are limited due to the Company’s large number of customers operating in different industries

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

September 30, 2002

(amounts in thousands)

throughout the Companies’ markets in Arkansas and Alabama, as well as throughout the country for national advertising. The Companies extend credit to its customers based on an evaluation of each customer’s financial condition and credit history and generally do not require collateral for accounts receivable. Management records an allowance for doubtful accounts to provide for estimated possible losses.

At September 30, 2002 approximately 29.0% of KARK-TV, Inc.’s gross accounts receivable related to customers serving the automobile and light truck industry.

(l)  Financial Instruments

Under SFAS No. 107, Fair Value Disclosures About Financial Instruments, the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair value can be reasonably estimated. In the opinion of management, the carrying amounts of the Company’s financial instruments, including cash, accounts receivable, accounts payable and due to Parent approximate fair values at September 30, 2002.

(m)  Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangibles, which requires, among other things, the discontinuance of goodwill amortization and includes provisions for reassessment of the useful lives of existing intangibles and the identification of reporting units for purposes of assessing future impairments of goodwill. SFAS No. 142 also requires the Companies to complete a two-step transitional goodwill impairment test, with the first step to be completed six months from the adoption date and the second completed no later than the end of the year of initial application. The Companies adopted SFAS No. 142 effective October 1, 2002. If the Companies had adopted SFAS No. 142 at the beginning of fiscal 2002, $953 of amortization would have been eliminated from the combined statement of income.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Companies are required to adopt SFAS No. 144 on October 1, 2002. The Companies do not expect adoption of this statement to have a material effect on the consolidated financial statements.

In November 2002, the FSAB issued interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 introduces new disclosure and liability recognition requirements for guarantees of debt that fall within its scope. The Companies have not yet determined the impact of FIN 45 on their financial position or results of operations.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

September 30, 2002

(amounts in thousands)

(2)  Property and Equipment

Property and equipment consists of the following as of September 30, 2002:

Land	$349
Buildings and improvements	1,235
Machinery and equipment	9,316
Furniture and fixtures	525

11,425
Less accumulated depreciation	(6,685)

Property and equipment, net	$4,740

(3)  Intangible Assets

Goodwill of $18,462 is net of accumulated amortization of $10,741 as of September 30, 2002. FCC licenses and network affiliations of $5,086 are net of accumulated amortization of $2,961 as of September 30, 2002.

(4)  Income Taxes

Income tax expense for the year ended September 30, 2002 consists of:

U.S. Federal	$1,133
State	232

$1,365

The Company’s income tax expense differs from income taxes computed at statutory rates primarily as a result of amortization of intangibles, which is not deductible for federal income tax purposes. A reconciliation of the provision for income taxes compared with the amounts at the U.S. statutory tax rate follows for the year ended September 30, 2002:

Tax provision at U.S. statutory rate	34.0%
Increase in income:
State income taxes, net of federal benefit	5.4
Nondeductible amortization	9.1
Other	0.4

Effective tax rate	48.9%

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

September 30, 2002

(amounts in thousands)

Deferred income taxes for fiscal 2002 reflects the impact of temporary differences between the financial statement and tax bases of assets and liabilities. The tax effect of temporary differences that create deferred tax assets and liabilities as of September 30, 2002 are detailed below:

Deferred tax assets:
Allowance for doubtful accounts	$45
Deferred compensation	390
Other, net	24

Total deferred tax assets	459

Deferred tax liabilities:
Tax over book depreciation	$668
Tax over book amortization	910
Book basis in excess of tax basis for property and equipment arising from acquisitions	990

Total deferred tax liabilities	2,568

Net deferred tax liabilities	$2,109

No valuation allowance has been recorded because the Companies believe the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5)  Commitments and Contingencies

(a)  Operating Lease Commitments

The Companies lease certain real estate, machinery, and equipment under operating leases with various expiration dates. Rental expense under such agreements approximated $520 for the year ended September 30, 2002.

Minimum future lease payments under these operating leases at September 30, 2002 are as follows:

2003	$518
2004	506
2005	501
2006	491
2007	492

$2,508

(b)  Barter Commitments

The Companies have commitments consistent with levels in 2002 to exchange advertising time for certain programming rights through 2005.

(c)  Guarantees

The Companies are guarantors of the Parent’s $45 million revolving credit facility and $40 million term note with seven banks, which have an aggregate outstanding balance of $44 million at September 30, 2002. In addition, 100% of the Companies outstanding common stock is pledged as security on these credit facilities.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

September 30, 2002

(amounts in thousands)

(d)  Legal Proceedings

In August 2002, KARK-TV, Inc. was named in a lawsuit brought by the former lessor (the Claimant) of a building occupied by the station under a sublease that expired during 2002. The claim alleges that KARK-TV is responsible for repairs, renovation, asbestos, and mold abatement expenses required under the “good condition” clause of the sublease for the space occupied. In addition, the Claimant alleges additional required repairs and maintenance in the leased space not occupied by the subsidiary. With the exception of certain facility improvements that KARK-TV has agreed to and has a $211 reserve to cover, KARK-TV denies responsibility for the other assertions of the Claimant, as the building was otherwise returned to the lessor under the “normal wear and tear” provisions of the sublease. The total alleged claim has not been asserted, but the amount claimed is over $600. Management believes the lawsuit is without merit and intends to vigorously contest it. Additionally, in the opinion of management, the outcome of this matter will not have a material adverse effect on the Company’s financial position or results of operations.

The Companies are a party to various other claims and legal proceedings in the ordinary course of business. While it is not feasible to predict or determine the final outcome of these proceedings, management believes that the resolution of pending claims and legal proceedings will not have a material adverse effect on the Companies’ financial position or results of operations.

(6)  Stockholder’s Equity

United Broadcasting Corporation has 100,000 shares of $0.01 par value common stock authorized and 1,000 shares issued and outstanding at September 30, 2002.

Morris Network of Alabama, Inc. has 1,000 shares of $10 par value common stock authorized, issued and outstanding at September 30, 2002.

(7)  Benefit Plans

The Companies participate in a profit-sharing plan sponsored by their Parent. The plan provides for contributions based on their net income as defined in the plan document, but not to exceed 15% of compensation paid to their employees. The Companies’ profit sharing contributions for the plan year ended September 30, 2002 were $74.

An officer of Morris Network, Inc. has an unfunded deferred compensation plan. Liabilities under the plan are based on a percentage of operating profits of certain subsidiaries of Morris Network, Inc., including KARK, plus interest on the accumulated liability, and are payable upon the officer’s termination of employment. KARK recorded compensation expense related to the plan of $40 in fiscal 2002 and has recorded its portion of the liability, $913, in the accompanying balance sheet as of September 30, 2002.

(8)  Related Party Transactions

The Parent provides certain management and accounting services as well as financing to the Companies, and the Companies are billed for management fees. The management fees are allocated to the Companies and other subsidiaries of Morris Multimedia, Inc. based on their relative proportion of overall revenues and estimated

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

September 30, 2002

(amounts in thousands)

fair value of the entity, respectively. During the year ended September 30, 2002 the Companies recorded management fees of $3,112 charged by the Parent. In addition, at September 30, 2002, the Companies had advances payable to the Parent in the amount of $18,239.

(9) Subsequent Event

In December 2002, Morris Network, Inc. and the Companies entered into a stock purchase agreement to sell 100% of the stock of the Companies to Nexstar Broadcasting, L.L.C. (Nexstar) and Time Brokerage Agreements (TBA) that will permit Nexstar to operate and retain the cash flow of the Companies for a period of six months. Upon commencement of the TBA, Nexstar paid Morris Network $40,000. Upon completion of the time brokerage agreement and the receipt of FCC consent to transfer the licenses of the two stations, the Companies will complete the sale of the two stations to Nexstar and Nexstar will pay additional final consideration of $50,000, or a total purchase price of $90,000, subject to certain conditions.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

COMBINED BALANCE SHEET

December 31, 2002 (unaudited)

(in thousands)

Assets
Current assets:
Cash	$5
Accounts receivable, less allowance for doubtful accounts of $129	3,193
Program rights	348
Deferred income taxes	73
Other current assets	99

Total current assets	3,718

Property and equipment, net	4,838
Program rights	233
Goodwill, net	18,462
FCC licenses and network affiliations, net	5,086

Total assets	$32,337

Liabilities and Stockholder’s Equity
Current liabilities:
Payable to Parent	$17,036
Current portion of program rights payable	373
Accrued salaries and wages	531
Accrued expenses and other	773

Total current liabilities	18,713

Program rights payable	233
Deferred revenue	496
Deferred compensation	938
Deferred income taxes	2,145

Total liabilities	22,525

Commitments and contingencies
Stockholder's equity:
Common stock	10
Paid in capital	16
Retained earnings	9,786

Total stockholder’s equity	9,812

Total liabilities and stockholder’s equity	$32,337

See accompanying notes to combined financial statements.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

COMBINED STATEMENT OF INCOME

Three months ended December 31, 2002 (unaudited)

(in thousands)

Broadcast revenue	$6,351
Barter revenue	208
Less commissions	(1,007)

Net revenue	5,552

Costs and expenses of operations:
Direct operating expenses	1,241
Selling, general and administrative	1,166
Barter expense	208
Management fees	904
Depreciation	216

Total costs and expenses of operations:	3,735

Earnings before income taxes	1,817

Income taxes:
Current	757
Deferred	(37)

720

Net income	$1,097

See accompanying notes to combined financial statements.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

COMBINED STATEMENT OF CASH FLOWS

Three months ended December 31, 2002 (unaudited)

(in thousands)

Operating activities:
Net income	$1,097
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	210
Provision for doubtful accounts	10
Deferred income tax benefit	(37)
Changes in operating assets and liabilities:
Accounts receivable	101
Other current assets	9
Accrued salaries and wages	117
Accrued expenses and other	(38)
Deferred revenue	(10)
Deferred compensation	25

Net cash provided by operating activities	1,484

Investing activities:
Purchases of property and equipment	(308)

Net cash used in investing activities	(308)

Financing activities:
Payments to Parent, net	(1,203)

Net decrease in cash	(27)
Cash, beginning of period	32

Cash, end of period	$5

Supplemental cash flow disclosures:
Cash paid:
Income taxes paid	$757

See accompanying notes to combined financial statements.

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2002 (unaudited)

(amounts in thousands)

(1)  Basis of presentation

The accompanying unaudited combined financial statements of United Broadcasting Corporation (an Arkansas Corporation), KARK-TV, Inc. its wholly owed subsidiary, (an Arkansas Corporation) and Morris Network of Alabama, Inc. (an Alabama Corporation) (the Companies) have been prepared in accordance with accounting principles generally accepted in the United States of America. They do not include certain information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal recurring nature. Operating results for the quarter ended December 31, 2002, are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2003. United Broadcasting Corporation and Morris Network of Alabama, Inc. are wholly owned subsidiaries of Morris Network, Inc. a wholly owned subsidiary of Morris Multimedia, Inc.

These statements should be read in conjunction with the Companies audited combined financial statements and footnotes for the year ended September 30, 2002. The accounting policies used in preparing these combined financial statements are the same as those described in the audited combined financial statements, except for the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) Nos. 142 and 144 (see note 2 of the Notes to Combined Financial Statements).

(2)  Adoption of New Accounting Standards

On October 1, 2002, the Companies adopted SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. Under SFAS 142, goodwill and certain other intangible assets will be tested annually and whenever events or circumstance occur indicating that the intangibles might be impaired. As a result of this adoption, the Company ceased to amortize approximately $23.5 million of goodwill and intangibles. The Companies would have recorded amortization on these amounts of approximately $238 during the quarter ended December 31, 2002.

In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the Statement requires the Companies to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Companies are required to identify their reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of October 1, 2002. The Companies are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of October 1, 2002. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Companies would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The Companies have completed the initial step of this assessment and determined there was no impairment related to intangibles.

The Companies also adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 did not materially impact the combined financial statements.

(3)     Related Party Transactions

The Parent provides certain management and accounting services as well as financing to the Companies, and the Companies are billed for management fees. The management fees and interest are allocated to the

UNITED BROADCASTING CORPORATION AND SUBSIDIARY

AND MORRIS NETWORK OF ALABAMA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 (unaudited)

(amounts in thousands)

Companies and other subsidiaries of Morris Multimedia, Inc. based on their relative proportion of overall revenues and estimated fair value, respectively. During the period ended December 31, 2002 the Companies recorded management fees of $904 charged by the Parent. In addition, at December 31, 2002, the Companies had advances payable to the Parent in the amount of $17,036.

An officer of Morris Network, Inc. has an unfunded deferred compensation plan. Liabilities under the plan are based on a percentage of operating profits of certain subsidiaries of Morris Network, Inc., including KARK, plus interest on the accumulated liability, and are payable upon the officer’s termination of employment. KARK recorded compensation expense related to the plan of $25 in the period ended December 31, 2002 and has recorded it’s portion of the liability, $938, in the accompanying balance sheet as of December 31, 2002.

Through and including October 6, 2003, (the 90th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

NEXSTAR FINANCE HOLDINGS, L.L.C.

NEXSTAR FINANCE HOLDINGS, INC.

11 3/8% Series B Senior Discount Notes due 2013

PROSPECTUS

July 7, 2003